Exhibit 99.1

Corporate Governance Report Disclosure

[000001] Corporate Governance Report

Corporate governance report document

Corporate Governance Report Form

ATTN: Korea Exchange (KRX)

Pursuant to Article 24-2 of the KOSPI Market Disclosure Regulations and Article 7-2 of its Enforcement Rules, POSCO HOLDINGS hereby submits its Corporate Governance Report. The Company affirms that this report contains no false statements or omissions of material facts.

May 30, 2025

Lee, Ju Tae

President & Representative Director,

POSCO Holdings

[000002] I. Company Overview

1. Company name

2. Period subject to disclosure and report generation date:

Start date of the period subject to disclosure Jan. 1, 2024

End date of the period subject to disclosure Dec. 31, 2024

Report generation date May 30, 2025

2-1. Fiscal periods from the current year to the year before last

Category	Current year	Previous year	Year before last
Start date	Jan. 1, 2024	Jan. 1, 2023	Jan. 1, 2022
End date	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022

3. Persons preparing Corporate Governance Report

Person in Charge of Disclosure		Working-level staff in charge
Name :	Han, Young Ah	Name :	Kim, Hyun Joon
Position :	Head	Position :	Senior Manager
Department :	IR Office	Department :	IR Office
Phone number :	+82-2-3457-0114	Phone number :	+82-2-3457-0984
E-mail :	ir@posco-inc.com	E-mail :	juni0505@posco-inc.com

4. Table 1-0-0: Company Overview

Largest shareholder, etc.	National Pension Service	Share percentage of largest shareholder, etc.(%)	7.46
		Share percentage of minority shareholders(%)	79.34
Business type (Financial/Non-financial)	Non-Financial	Major products	Holding Company
Business group as per the Monopoly Regulation and Fair Trade Act (“Fair Trade Act”)	O	Subject to the Act on the Management of Public Institutions	X
Business group name	POSCO
Summary of Financial Status (Unit: KRW 1 million)

Category	Current year	Previous year	Year before last
(Consolidated) Revenue	72,688,143	77,127,197	84,750,204
(Consolidated) Operating income	2,173,573	3,531,423	4,850,053
(Consolidated) Net income	947,580	1,845,850	3,560,484
(Consolidated) Total assets	103,404,199	100,945,394	98,406,781
(Non-consolidated) Total assets	50,633,797	51,646,198	51,149,119

Note: All shareholding percentages stated above are as of the end of 2024.

000003] Compliance Status with Key Indicators of Corporate Governance

Compliance rate 100

5. Compliance with Key Governance Indicators

Key indicators	(Current Period Subject to Disclosure) Compliance (O/X)	(Previous Period Subject to Disclosure) Compliance (O/X)	Note
Give a convocation notice 4 weeks before the general meetings of shareholders (Annual General Meetings, AGM)	O	O	The convocation notice for the AGM for the current fiscal year was issued approximately four weeks prior to the meeting date.
Use an e-voting system	O	O	POSCO Holdings has provided e-voting at all regular AGM since March 2019, enabling shareholders to exercise their voting rights more conveniently.
Hold the AGM on the date other than the dates during the popular AGM period	O	O	The AGM for the current fiscal year was convened on March 20, 2025, which falls outside the popular AGM period.
Provide predictability of cash dividends	O	O

With respect to both year-end and quarterly dividends during the disclosure period, we adopted an advanced procedure in which the dividend amount is determined first, followed by the designation of the record date. This approach enhances shareholders’ visibility and predictability regarding upcoming distributions.

Notify shareholders of the dividend policy and payout plans at least once a year	O	O

During the disclosure period, we provided not only official disclosures but also supplementary information—including dividend history, mid-term shareholder return policies, and treasury stock activities—through our corporate website. Additionally, we launched a dedicated DIVIDEND INFORMATION SERVICE webpage to offer shareholders comprehensive access to dividend-related information.

Established and operate a CEO succession policy	O	O

The CEO & Representative Director is appointed at the AGM based on a nomination by the CEO Candidate Recommendation Committee, which is composed entirely of outside directors and is responsible for evaluating candidates’ qualifications. In December 2023, a proposal to introduce the POSCO-Style New Governance Framework was approved to further enhance impartiality and transparency in the CEO succession process. At the 57th regular AGM held in March 2025, the Articles of Incorporation were amended to strengthen the evaluation of CEO qualifications from a shareholder perspective. Under the revised provisions, if a former CEO is re-nominated for the same position, the appointment must be made by a SPECIAL RESOLUTION—rather than by an ORDINARY RESOLUTION—at the AGM.

Since 2017, we have maintained a key talent pool of executives and managers at various levels to systematically develop future CEO candidates. Participants undergo training focused on core leadership responsibilities and professional management capabilities, and receive external mentoring from subject-matter experts. In addition, all outside directors and the CEO participate in an annual leadership session to review and discuss the progress of CEO succession planning initiatives.

Build and operate an internal control policy such as risk management	O	O

We classify risks under our risk management framework into two main categories: business risks—which include management strategy, finance, and Group-level operations—and non-business risks, such as those related to ESG. For compliance management, we have incorporated compliance control standards into our internal regulations and appointed a dedicated Compliance Officer to monitor the legality of business operations.

Moreover, POSCO HOLDINGS takes a proactive approach to internal controls. We adopted an internal accounting management system in the very first year of its introduction in Korea, and our consolidated system is subject to external audit. To ensure timely and accurate disclosure, we have also established disclosure management guidelines. Under our internal control procedures, both the head of the responsible department and the designated disclosure officer must approve all periodic reports.

The chairperson of the Board is an outside director	O	O	Since 2006, the roles of Chair of the Board and CEO & Representative Director have been separated. The Chair is appointed from among the outside directors by resolution of the Board.
Use a cumulative voting system	O	O	Cumulative voting continues to be available as a means for shareholders to exercise their voting rights.
Have a policy to prevent the appointment of a person as an executive who is accountable for harming corporate value or infringing on the shareholders’ rights and interests	O	O

Responsible departments conduct ongoing evaluations of the executive candidate pool, focusing on candidates’ expertise, leadership, and track record. Our Code of Ethics outlines our fiduciary duties to shareholders and investors. In particular, we enforce a zero-tolerance policy on bribery, embezzlement, information manipulation, and violations of sexual ethics. We have also established policies to prevent individuals who have undermined corporate value or infringed upon shareholders’ rights and interests from being appointed to executive positions.

Not all Board members are of the same gender	O	O	As of the report submission date, our Board of Directors is gender-diverse, comprising both male and female members.
Installed an independent internal auditing department (that supports an internal audit procedure)	O	O

Our Corporate Audit Office is established under the Corporate Ethics Division to assist the Audit Committee in performing its audit duties as a support organization of the internal auditing bodies. Independent of top management and controlling shareholders, the Office undertakes a wide range of activities, from supporting the Audit Committee’s work and operations to assessing the internal accounting management system. The results are reported directly to the Audit Committee on a regular basis.

A specialist in accounting or finance is included in internal auditing bodies	O	O

In accordance with the Articles of Incorporation and the Operating Rules of the Audit Committee, the Audit Committee is composed of at least three outside directors. As required under the Commercial Act, at least one member is appointed for their expertise in accounting or finance.

Internal auditing bodies hold meetings with external auditors at least once a quarter without management present	O	O

The external auditor reports the results of quarterly and semi-annual reviews, as well as the annual audit, to the Audit Committee at least once per quarter, in a session where management is not present. Consultations with the external auditor are integrated into internal audit activities as necessary.

Procedures are in place to allow internal auditing bodies access to material management information	O	O

The Audit Committee operates independently of top management and controlling shareholders, in accordance with the Articles of Incorporation and the Operating Rules of the Audit Committee.

Under its Operating Rules, the Committee is authorized to audit the activities of directors in relation to the company’s accounting and operations; request reports from directors on their business activities; and investigate the company’s business conduct and financial condition. The Committee may also obtain external expert advice at the company’s expense, when deemed necessary, and may utilize the support organization of the internal auditing bodies to perform required procedures, including access to and review of key business documents.

000004] II. Corporate Governance Status

[100000] 1. General Corporate Governance Policy

A.	Provide a detailed explanation of the operating direction and key considerations of the company’s corporate governance policy.

POSCO HOLDINGS is committed to establishing advanced corporate governance practices that enhance long-term shareholder value while promoting the rights and interests of all stakeholders in a balanced manner. Management leverages professional expertise and rational decision-making capabilities to ensure responsible business operations, while the Board of Directors—composed primarily of independent outside directors—oversees and advises management in building a GLOBAL PROFESSIONAL MANAGEMENT SYSTEM founded on robust checks and balances. Our corporate governance principles are set forth in the CORPORATE GOVERNANCE CHARTER, which has been proclaimed both internally and externally and embedded in our day-to-day operations.

More specifically, the fundamental principles of our corporate governance are reflected in the Articles of Incorporation, the Operating Rules of the Board of Directors, the Corporate Governance Charter, and other internal regulations related to governance. These documents are publicly available on our website at http://www.posco-inc.com.

Having pioneered the introduction of the outside director system in Korea in 1997, we have continuously strengthened our governance framework to enhance the independence and effectiveness of the Board. Since our transition to a holding company structure through a vertical spin-off in March 2022, we have taken on a more strategic role as the Group’s control tower—driving the development of future business portfolios and overseeing the operations of our affiliates.

The Board is composed of members who contribute extensive knowledge and experience across the fields of environment, public service, industry, and academia (including legal and accounting). They bring diverse perspectives into our organization and help management make rational decisions from a balanced standpoint. By ensuring that a majority of Board seats are held by outside directors, management is effectively monitored and kept in check. Moreover, the Chair positions of both the Board and its Special Committees are held by outside directors to promote the central role of outside directors.

B.	Describe unique characteristics of the company’s governance, if any.

The Board of Directors is the Company’s permanent and highest decision-making body, vested with the authority to appoint the CEO & Representative Director of POSCO HOLDINGS. Since 2006, following the separation of the roles of Board Chair and CEO & Representative Director, the Chair has been appointed from among the outside directors by resolution of the Board.

The Director Candidate Recommendation Committee or shareholders recommend outside director candidates with expertise across diverse areas and extensive field experience, who are then appointed by resolution at the AGM. As of the report submission date, the Board is composed of 10 members, consisting of six outside directors and four inside directors.

As of March 2024, the Board oversees six Special Committees—namely, the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee—following amendments to the Articles of Incorporation and the Operating Rules of the Board of Directors approved at the regular AGM and the Board meeting. Outside directors hold the majority of seats on all committees, and all seats on the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Audit Committee, and the CEO Candidate Pool Management Committee, to ensure independent decision-making. While the Director Candidate Recommendation Committee and the Audit Committee are mandated by the Commercial Act, the other four committees were established by the Board through discretionary decisions to enhance expertise, independence, and efficiency. The Finance Committee and the Audit Committee include members with backgrounds in accounting, finance, industry, and government service, while the ESG Committee includes an environmental expert.

In 2024, the Board held 10 meetings and its Special Committees convened 29 times to support decision-making on key management issues. Outside directors dedicated significant time and effort to fulfilling their responsibilities by actively participating in key Board activities, including sessions on strategy, ESG, leadership, and performance appraisals, as well as separate meetings for outside directors and operational site visits. We remain committed to fully supporting outside directors in exercising their authority and performing their roles effectively.

[200000] 2. Shareholders

[201000] (Core Principle 1) Shareholders shall be able to receive sufficient and timely information, which is necessary to exercise their rights, and to exercise their rights through appropriate procedures.

[201100] (Sub-principle 1-1) - Companies shall provide shareholders with the sufficient amount of information about a general meeting of shareholders, including the date, venue, and agenda, well before the actual meeting date.

Briefly describe the company’s compliance with the above sub-principle (100 bytes or less).

We provide shareholders with timely convocation notice, such as 28 days in advance for the 57th AGM.

A. Describe the information the company has provided regarding the general meetings of shareholders (annual general meeting, AGM), including the date, venue, and agenda of those meetings convened between the start of the period subject to disclosure to the report submission date.

POSCO HOLDINGS held two AGMs between the start of the period subject to disclosure and the submission of this report. The date, venue, agenda, and other related information for each AGM were disclosed through multiple channels: the KRX disclosure systems (in both Korean and English); the DART (Data Analysis, Retrieval and Transfer) system of the Financial Supervisory Service (FSS); the EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system of the US Securities and Exchange Commission (SEC); public notices posted on our website; and mailings of the depository notice and proxy card to overseas depository receipt (DR) holders. A summary of the AGMs held during this period is provided below:

Table 1-1-1: Information on the General Shareholders’ Meetings

		57th Regular AGM (2025)	56th Regular AGM (2024)
Held a regular AGM		O	O
Date of convocation resolution		Feb. 5, 2025	Jan. 31, 2024
Date of convocation notification		Feb. 19, 2025	Feb. 21, 2024
Date of AGM		Mar. 20, 2025	Mar. 21, 2024
Period between the date of notification and AGM		29 days	29 days
Meeting venue		POSCO Center, Gangnam-gu, Seoul	POSCO Center, Gangnam-gu, Seoul
Method of notifying information on AGM		Announcements posted on the POSCO website and the FSS DART system, and filings on the KRX	Notice mailed to shareholders, announcements posted on the POSCO website and the FSS DART system, and filings on the KRX
Convocation notice in other languages for foreign shareholders	Notified (O/X)	O	O
	Notification method	English filings on the KRX and the US SEC websites, and notices mailed to DR holders	English filings on the KRX and the US SEC websites, and notices mailed to DR holders
Details	Attendance of the Board members	10 of 10 directors present	10 of 10 directors present
	Attendance of auditors or Audit Committee members	3 of 3 members present	3 of 3 members present
Key points from the shareholder remarks

1)  Remarks: Delivered by two individual shareholders

2)  Key Points: Inquiries and comments regarding POSCO Group’s plans for addressing climate risks and implementing carbon reduction measures in overseas operations

No shareholder remarks

B.	Based on the above, if the company has failed to provide the sufficient amount of information regarding the general meetings of shareholders well in advance, explain the reason(s) and future plans.

(1) Shortcomings and the reason(s)

-

(2) Future plans and additional explanations

POSCO HOLDINGS held two regular AGMs between the start of the period subject to disclosure and the submission of this report. The date and venue for each AGM were approved by a resolution of the Board of Directors held approximately six weeks prior to the meeting. A subsequent Board meeting finalized the agenda items, which were then disclosed through official filings on the KRX, the FSS DART system, and the US SEC EDGAR system, as well as announcements posted on the POSCO HOLDINGS website. Since the regular AGM held in March 2021, we have also provided English disclosures on the KRX website to enhance information accessibility for foreign shareholders.

In 2023, we abolished voting by mail to advance ESG management by reducing paper usage, through amendments to the Articles of Incorporation approved at the regular AGM. As an exceptional measure in 2024, the final shareholder notices by mail were sent for the 56th regular AGM, detailing the date, agenda items, methods of exercising voting rights, and the online broadcast schedule, to accommodate shareholders who had previously received notices by mail. In 2025, we discontinued mailing shareholder notices for the 57th regular AGM as part of our efforts to implement ESG management practices.

The convocation notices for the 56th regular AGM in 2024 and the 57th regular AGM in 2025 were issued 28 days prior to each meeting, in full compliance with the Code of Best Practices for Corporate Governance. Going forward, we will continue our efforts to provide shareholders with sufficient information 28 days in advance of the AGM.

[201200] (Sub-principle 1-2) - Shareholders shall be able to participate in the AGM and express their opinions to the fullest extent.

Briefly describe the company’s compliance with the above sub-principle (97 bytes or less).

We held 3 AGMs outside peak dates and encouraged proxy voting to enhance shareholder convenience.

A.	Describe the general information regarding the exercise of the shareholders’ direct or indirect voting rights.

(1) Describe whether the company has avoided the convocation of its general meeting of shareholders during the popular dates for AGM, conducted voting in writing, solicited the voting by proxy, etc. for the last three business years.

(i)	Convocation of AGMs Outside the Peak Period

Over the past three business years, we convened three regular AGMs, all of which were scheduled outside the popular dates for AGMs, in line with our participation in the Voluntary Compliance Program for AGM Date Separation. For details on voting rights exercised at these AGMs, please refer to the table below.

(ii)	Written, Electronic, and Proxy Voting

Until the 55th regular AGM in 2023, we provided all shareholders with a written voting form and return envelope to allow voting by mail for those who did not attend the AGM in person. At the 55th regular AGM, voting by mail was abolished through an amendment to the Articles of Incorporation, as part of our ESG efforts to reduce paper use. In 2024, for the 56th regular AGM, we sent the final shareholder notice by mail as a transitional measure for shareholders accustomed to receiving physical documents, and encouraged them to vote electronically or by proxy. From the 57th regular AGM in 2025 onward, mailing of shareholder notices has been discontinued as part of our ESG management practices.

Electronic voting has been implemented annually since March 2019 to enhance accessibility for shareholders. Proxy voting is also supported, with proxy forms available on the company website. Since 2021, we have also provided live online broadcasts of AGMs and accepted advance questions to encourage broader shareholder participation.

Table 1-2-1: Access to the Exercise of the Voting Right at AGM

Category	57th regular AGM (2025)	56th regular AGM (2024)	55th regular AGM (2023)
Popular period for AGM	Mar. 21, 2025 Mar. 27, 2025 Mar. 28, 2025	Mar. 22, 2024 Mar. 27, 2024 Mar. 29, 2024	Mar. 24, 2023 Mar. 30, 2023 Mar. 31, 2023
Dates of AGM	Mar. 20, 2025	Mar. 21, 2024	Mar. 17, 2023
Avoided the convocation of AGM during the popular AGM period (peak days)	O	O	O
Conducted voting in writing	X	X	O
Conducted E-voting	O	O	O
The company solicited the voting by proxy	O	O	O

(2) Provide the ratio of votes in favor and against each agenda item, along with the details, from the general meetings of shareholders convened between the start of the period subject to disclosure to the report submission date.

We held a total of two regular AGMs between the start of the period subject to disclosure and the date of submission of this report. The details of the voting results for each agenda item are as follows:

Table 1-2-2: Resolutions from General Shareholders’ Meetings

		Type of resolutions	Purpose of meeting	Approval	Total number of issued shares with voting rights (1)	No. of shares with voting rights exercised among (1)	No. of shares in favor	Percentage of shares in favor (%)	No. of shares against, abstained, etc.	Percentage of shares against, abstained, etc. (%)
The 57th regular AGM (2025)	1	Ordinary	Approval of Financial Statements for the 57th Fiscal Year (Jan. 1, 2024-Dec. 31, 2024)	Approved	73,206,732	28,898,363	26,777,648	92.7	2,120,715	7.3
	2-1	Extraordinary	Partial Amendment of the Articles of Incorporation: Addition of a Provision for Delegation of Bond Issuance Authority	Approved	75,620,779	31,312,410	31,089,513	99.3	222,897	0.7
	2-2	Extraordinary	Partial Amendment of the Articles of Incorporation: Raising of Shareholder Voting Requirement to Approve Reappointment of CEO & Representative Director After Serving Consecutive Terms	Approved	75,620,779	31,312,410	31,255,942	99.8	56,468	0.2
	2-3	Extraordinary	Partial Amendment of the Articles of Incorporation: Removal of the Preamble	Approved	75,620,779	31,312,410	31,095,061	99.3	217,349	0.7
	2-4	Extraordinary	Partial Amendment of the Articles of Incorporation: Change of the Record Date for Quarterly Dividends	Approved	75,620,779	31,312,410	31,218,393	99.7	94,017	0.3
	3-1	Ordinary	Election of Lee, Ju Tae as Inside Director	Approved	75,620,779	31,312,410	30,914,948	98.7	397,462	1.3
	3-2	Ordinary	Election of Chun, Sung Lae as Inside Director	Approved	75,620,779	31,312,410	30,913,289	98.7	399,121	1.3
	3-3	Ordinary	Election of Kim, Ki Soo as Inside Director	Approved	75,620,779	31,312,410	30,269,337	96.7	1,043,073	3.3
	4-1	Ordinary	Election of Yoo, Jin Nyoung as Outside Director	Approved	75,620,779	31,312,410	30,077,946	96.1	1,234,464	3.9
	4-2	Ordinary	Election of Sohn, Sung Kyu as Outside Director	Approved	75,620,779	31,312,410	29,635,246	94.6	1,677,164	5.4
	5-1	Ordinary	Election of Sohn, Sung Kyu as Outside Director to Serve on the Audit Committee	Approved	71,728,818	27,420,449	25,740,509	93.9	1,679,940	6.1
	5-2	Ordinary	Election of Kim, Joon Gi as Outside Director to Serve on the Audit Committee	Approved	71,728,818	27,420,449	26,889,142	98.1	531,307	1.9
	6	Ordinary	Approval of Director Remuneration Limit	Approved	73,206,732	28,898,363	28,570,746	98.9	327,617	1.1

The 56th regular AGM (2024)	1	Ordinary	Approval of Financial Statements for the 56th Fiscal Year (Jan. 1, 2023-Dec. 31, 2023)	Approved	73,462,160	30,420,066	27,945,653	91.9	2,474,413	8.1
	2	Extraordinary	Partial Amendments of the Articles of Incorporation	Approved	75,876,207	32,834,116	32,175,277	98.0	658,839	2.0
	3-1	Ordinary	Election of Chang, In Hwa, candidate for CEO & Representative Director, as Inside Director	Approved	75,876,207	32,834,115	30,570,559	93.1	2,263,556	6.9
	3-2	Ordinary	Election of Jeong, Ki Seop as Inside Director	Approved	75,876,207	32,834,115	30,772,048	93.7	2,062,067	6.3
	3-3	Ordinary	Election of Kim, Jun Hyung as Inside Director	Approved	75,876,207	32,834,116	31,790,002	96.8	1,044,114	3.2
	3-4	Ordinary	Election of Kim, Ki Soo as Inside Director	Approved	75,876,207	32,834,116	31,703,845	96.6	1,130,271	3.4
	4-1	Ordinary	Election of Yoo, Young Sook as Outside Director	Approved	75,876,207	32,834,115	29,341,036	89.4	3,493,079	10.6
	4-2	Ordinary	Election of Kwon, Tae-Kyun as Outside Director	Approved	75,876,207	32,834,114	28,795,256	87.7	4,038,858	12.3
	5	Ordinary	Election of Park, Sung Wook as Outside Director to Serve on the Audit Committee	Approved	72,758,494	29,097,977	26,919,186	92.5	2,178,791	7.5
	6	Ordinary	Approval of Director Remuneration Limit	Approved	73,462,160	30,420,069	23,855,505	78.4	6,564,564	21.6

B.	Describe the company’s efforts to communicate with shareholders when there was an agenda item with a high opposition rate or that was rejected, and provide the details.

No agenda items proposed at AGMs held between the beginning of the period subject to disclosure and the report submission date were rejected or recorded a high level of opposition.

C.

Based on the above, if the company has not taken sufficient measures to encourage shareholders to actively participate in the decision-making process such as the general shareholders’ meetings, explain the reason(s) and future plans.

(1) Shortcomings and the reason(s)

-

(2) Future plans and additional explanations

As outlined in the section above titled “A. General Information on the Exercise of Shareholders’ Voting Rights,” POSCO HOLDINGS utilizes electronic voting and encourages proxy voting to maximize shareholder participation in AGMs. Since 2020, we have actively promoted electronic and other non-face-to-face voting methods via our company website to support shareholders unable to attend the AGM in person due to the COVID-19 pandemic. Our convocation notices also included contact details—such as an email address and phone number—for shareholder inquiries regarding attendance and voting procedures, and we responded promptly to all inquiries received.

[201300] (Sub-principle 1-3) - Companies shall provide shareholders with the opportunity to propose agenda items for the general shareholders’ meetings, and allow them to ask questions and request explanations regarding the proposals during the meetings.

Briefly describe the company’s compliance with the above sub-principle (95 bytes or less).

Since 2018, we have received recommendations for outside director candidates from shareholders.

A. Describe the details about the shareholders’ right to propose agenda items, in the following:

(1)	Does the company provide a detailed guidance on the procedures related to shareholders’ proposal on its website, etc.?

Implemented No

We do not separately provide information on shareholder proposal procedures on our website or through other channels, as these are stipulated under the Commercial Act.

(2)	Has the company established and implemented regulations on the procedures and standards for handling shareholders’ proposals?

Implemented Yes

After receiving shareholders’ proposals, our procedure requires verification of whether they meet the necessary requirements. Once confirmed, they are submitted as agenda items at the AGM through a resolution of the Board. Separate from shareholders’ proposals, we have introduced and operated a shareholder recommendation system since 2018 to strengthen communication with shareholders and secure a diverse pool of outside director candidates by enabling shareholders to directly participate in the process of identifying such candidates.

Four months prior to the regular AGM, the head of the Director Candidate Recommendation Committee sends a formal notice to shareholders holding 0.1% or more of the shares. At the same time, we post a notice on the company website inviting shareholders to recommend one candidate per shareholder for the position of outside director. We accept submissions in writing, either by email or post, and the shareholder-recommended candidates undergo the same qualification review by the Outside Director Candidate Advisory Committee as other candidates nominated through the committee.

Until the AGM in 2024, the eligibility criteria for shareholders to recommend preliminary candidates for outside director positions were aligned with the shareholding requirements for exercising shareholders’ rights to make proposals under the Commercial Act. Specifically, shareholders holding no less than 0.5% of the total number of issued and outstanding shares, excluding non-voting shares, were eligible to make recommendations. However, starting with the AGM in 2025, we expanded the eligibility criteria to shareholders holding 0.1% or more. This change aims to strengthen communication with shareholders and diversify the pool of outside director candidates.

At the regular AGM held in March 2019, one preliminary candidate—a female law professor—was submitted through the shareholder nomination process. The Advisory Committee reviewed all outside director candidates, including the shareholder-recommended nominee. However, the candidate was found not to meet the requirements for the position at the time and was therefore not recommended to the Board of Directors as an outside director candidate. The relevant details were subsequently communicated to the recommending organization. For the regular AGM held in March 2025, the shareholder nomination process was conducted from November 4 to 18, 2024.

(3)	Describe the details of shareholders’ proposals raised between the start of the period subject to disclosure to the report submission date, and explain how those proposals were addressed.

There are shareholders’ proposals No

No shareholder proposals were submitted between the start date of the period subject to disclosure and the report submission date.

Table 1-3-1: Status of Shareholder Proposals

	Date of Proposal	Proposing entity	Type	Main content	In process / Implemented	Approval	Approval Rate (%)	Rejection Rate (%)
N/A

(4)

Describe the main content of open letters the company has received from shareholders between the start of the period subject to disclosure to the report submission date. And explain how those proposals were addressed.

The company has received open letters No

No open letters were submitted between the start date of the period subject to disclosure and the report submission date.

Table 1-3-2: Status of Open Letters

	Date of dispatch	Sender	Main content	Date of reply	Acceptance	Main content of the reply
N/A

B.	Based on the above, describe any shortcomings in the policy to facilitate the exercise of the shareholders’ right to propose agenda items. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[201400] (Sub-principle 1-4) - Companies shall prepare mid- to long-term shareholder return policies including the one related to dividends and future plans, and provide shareholders with predictability regarding dividends.

Briefly describe the company’s compliance with the above sub-principle (99 bytes or less).

Under our shareholder return policy, we set the dividend amount first, followed by the record date.

A.	Describe whether the company has established a policy on shareholder return and whether it fully informs its shareholders of the information, including the following:

(1)	Has the company established a dividend policy and other shareholder return policies?

Established Yes

In January 2020, the Board of Directors established and announced a mid-term dividend policy to enhance transparency and predictability regarding dividends. The disclosed policy targeted a dividend payout ratio of 30%. In calculating the payout ratio, we adjusted for one-time expenses that did not involve cash outflows, based on consolidated net income attributable to controlling interests, to more accurately reflect business performance. During the mid-term dividend policy period (2020–2022), we paid cash dividends totaling KRW 2,82 trillion, resulting in a consolidated dividend payout ratio of 24.8%. In 2022, we repurchased and canceled treasury shares equivalent to 3% of total issued shares, worth KRW 567.5 billion (based on book value). This marked our largest-ever shareholder return, totaling KRW 3,383.6 billion, with a total shareholder return rate of 29.8%.

In April 2023, we announced a new three-year (2023–2025) shareholder return policy under which a basic dividend of KRW 10,000 per share will be paid, using 50–60% of separate, annual free cash flow as the funding source, with the remaining funds returned to shareholders. The policy is designed to achieve a balanced approach between enhancing shareholder value through growth and providing stable returns to shareholders through consistent dividends. In particular, by establishing shareholder return criteria based on free cash flow adjusted for investment expenditures, we aim to introduce a basic dividend framework that supports the execution of our growth strategy without delay while minimizing the risk of fluctuations in the scale of shareholder returns due to uncertainties in free cash flow.

During the two-year period from 2023 to 2024, we fully fulfilled our commitment to shareholders under the new shareholder return policy by paying a basic dividend of KRW 10,000 per share. Additionally, in July 2024, we announced a new share buyback policy to repurchase and cancel 6% of our outstanding shares over a three-year period, along with the purchase and immediate cancellation of KRW 100 billion worth of new shares. We have also established a policy to immediately cancel any treasury shares newly acquired in the market for the purpose of enhancing shareholder value, except for those designated for use by executives and employees.

In July 2024 and March 2025, we canceled 2% of our treasury shares in two installments in line with this policy. In July 2024, we also purchased KRW 100 billion worth of treasury shares from the market and canceled them immediately.

Additionally, through amendments to the Articles of Incorporation adopted at the 55th regular AGM in 2023 and the 57th regular AGM in 2025, we have sequentially introduced an advanced dividend procedure that determines the dividend amount first and sets the record date thereafter for both final and quarterly dividends. Going forward, we will continue to communicate transparently with shareholders regarding shareholder returns and will actively uphold shareholders’ rights.

(2)	How the company deliver the information about its shareholder return policy to shareholders? Does the company also provide the return policy material in English?

The company has notified shareholders of the policy at least once a year Yes

The material is also provided in English Yes

We promptly disclose any new establishment of shareholder return policies, resolutions to pay quarterly or final dividends, or the implementation of share buybacks and cancellations, and provide detailed information to shareholders through IR events and postings on our website. Additionally, our company website offers shareholders easy access to information on dividend policies, treasury share status, and dividend payments through dedicated pages.

In April 2023, as we announced our mid-term shareholder return policy for the next three years (2023–2025), we promptly made Korean and English disclosures through the KRX and the US SEC, while providing shareholders with detailed information through the Q1 IR event and our website. In addition, in July 2024, we announced our shareholder return policy through a KRX disclosure, which included the following details: the cancellation of approximately 6% of the total number of shares currently issued over the next three years; a plan to purchase and cancel KRW 100 billion worth of treasury shares; and the shareholder return policy of immediately canceling any treasury shares newly acquired in the future for the purpose of enhancing shareholder value, except for those designated for use by executives and employees. This information was disclosed not only through the English version of the KRX disclosure but also via the US SEC and the company’s website.

Our shareholder return policies are also specified in the periodic reports (quarterly, semi-annual, and annual business reports) submitted to the FSS each quarter.

(3)

If the company has paid out the cash dividends between the start of the period subject to disclosure to the report submission date, did the company provide predictability regarding dividends by making dividend decisions before the dividend record date?

Reflected to the articles of incorporation Yes

Implemented Yes

(i)	Final Dividend

Through amendments to the Articles of Incorporation adopted at the 55th regular AGM in March 2023, we have introduced an advanced dividend procedure that determines the dividend amount first and sets the record date thereafter. This allows the Board of Directors to set the dividend record date for the final dividend at a date different from the fiscal year-end. Accordingly, the Board of Directors determined and disclosed the final dividend amount for 2023 on January 31, 2024, and the dividend record date was set as February 29, 2024, thereby providing shareholders with predictability related to dividend payout.

(ii)	Quarterly Dividend

At the end of 2024, the Financial Investment Services and Capital Markets Act was amended to allow the Board to set the quarterly dividend record date in the same manner as the final dividend. Accordingly, we revised the Articles of Incorporation at the 57th regular AGM held in March 2025, to amend the provisions regarding the “change in the quarterly dividend record date” to reflect the Standard Articles of Incorporation of the Korea Listed Companies Association. As a result, the dividend amount for Q1 2025 was finalized and disclosed by the Board on May 13, 2025, with the dividend record date set as May 28, 2025, thereby providing shareholders with predictability regarding dividend-related matters.

Table 1-4-1: Dividend Record Date and Dividend Amount Confirmation Date

	Closing month	Year-end dividend	Date of dividend record	Date of dividend amount confirmation	Provision of cash dividend predictability

Final Dividend (56th FY)	Dec.	O	Feb. 29, 2024	Jan. 31, 2024	O

Q1 Dividend (57th FY)	Mar.	X	Mar. 31, 2024	May 14, 2024

Q2 Dividend (57th FY)	Jun.	X	Jun. 30, 2024	Aug. 9, 2024

Q3 Dividend (57th FY)	Sep.	X	Sep. 30, 2024	Nov. 1, 2024

Final Dividend (57th FY)	Dec.	O	Feb. 28, 2025	Feb. 5, 2025	O

Q1 Dividend (58th FY)	Mar.	X	May 28, 2025	May 13, 2025	O

B.

Based on the above, describe any shortcomings in the course of establishing the shareholder return policy and providing related information. Explain the reason(s) for the shortcomings and future plans.

(1) Shortcomings and the reason(s)

-

(2) Future plans and additional explanations

-

[201500] (Sub-principle 1-5) - Shareholders’ rights to receive the appropriate amounts of dividends, etc. shall be respected based on the shareholder return policy and future plans.

Briefly describe the company’s compliance with the above sub-principle (94 bytes or less).

In line with our 2023 shareholder return policy, we pursue growth and ensure stable dividends.

A.	Describe the company’s recent actions on shareholder returns.

(1)	Dividend-related matters

We paid KRW 2.81 trillion in cash dividends (representing a consolidated dividend payout ratio of 24.8%) during the mid-term dividend policy period from 2020 to 2022 and retired treasury shares worth KRW 567.5 billion (3% of total shares issued, based on book value) in 2022. The total amount reached KRW 3,383.6 billion, marking a record high in shareholder returns. The total shareholder return rate was 29.8% when cash dividends and treasury share cancellations were combined.

Subsequently, we established a new three-year shareholder return policy (2023–2025) to take a balanced approach to pursuing growth for greater shareholder value while ensuring stable dividend payments. We have set shareholder return criteria based on surplus cash flow after considering investment expenses, aiming to secure growth potential through the seamless execution of our growth strategy. We have also introduced a basic dividend to minimize the risk of fluctuations in shareholder returns caused by uncertainties in free cash flow. Additionally, through amendments to the Articles of Incorporation, we have proactively introduced advanced procedures for final and quarterly dividend payments—such as determining the dividend amount first and setting the record date thereafter. We remain committed to protecting shareholder rights by maintaining transparent communication regarding shareholder returns.

Meanwhile, in July 2024, we announced a new share buyback policy to repurchase and immediately cancel 6.0% of our outstanding shares over a three-year period. As part of this plan, we also committed to purchasing and retiring KRW one trillion worth of new treasury shares. Under this policy, all newly acquired treasury shares is immediately canceled—except those designated for use by executives and employees—thereby enhancing shareholder value. In line with this approach, we retired 2.0% of its treasury shares in two tranches in July 2024 and March 2025, and purchased and immediately retired KRW 100 billion in July 2024.

Maximizing shareholder value is our key corporate value and is recognized by all members of management as an overarching goal. With this in mind, we disclosed a plan to enhance corporate value in December 2024 to actively participate in the government-led corporate value-up program. With goals and action plans to enhance our corporate value, we are actively exploring ways to make use of treasury shares, including its cancellation, while closely communicating with the market regarding additional shareholder return initiatives.

In line with our new mid-term shareholder return policy (2023–2025), we paid cash dividends totaling KRW 758.8 billion in 2023 (representing a consolidated dividend payout ratio of 44.7%, KRW 10,000 per share) and KRW 757.5 billion in 2024 (69.2%, KRW 10,000), respectively.

The specifics of the cash dividends by year are illustrated in the table below:

Table 1-5-1-1: Shareholder Returns for the Last Three Business Years

		General status			Cash dividend (Unit: KRW)
		Year	Closing month	Stock dividend	Distributable profits	Total dividends	Dividends per share	Dividend yield (%)
Current year	Common shares	2024	Dec.	—	45,896,402,480,955	757,484,930,000	10,000	4.0
Previous year	Common shares	2023	Dec.	—	45,177,683,527,788	758,762,070,000	10,000	2.4
Year before last	Common shares	2022	Dec.	—	44,817,366,914,948	910,190,124,000	12,000	4.1

Table 1-5-1-2: Cash Dividend Payout Ratio for the Last Three Business Years

Category	Current year	Previous year	Year before last
Consolidated based (%)	69.2	44.7	28.9
Non-consolidated based (%)	46.7	94.9	—

(2)	Has the company taken any action regarding shareholder returns other than dividends? If so, describe it.

In August 2022, we implemented a shareholder return program by repurchasing and canceling our own shares (3% of issued shares, equivalent to KRW 567.5 billion based on book value) to enhance shareholder value.

In July 2024, we announced a new treasury stock policy to repurchase and immediately cancel 6% of our treasury shares over a three-year period, along with the purchase and immediate cancellation of new treasury shares worth KRW 100 billion. We also established a policy to immediately cancel any newly acquired treasury shares for the purpose of enhancing shareholder value, except for those designated for executives and employees.

In July 2024 and March 2025, 2% of our treasury shares were canceled in two installments in accordance with this policy. Additionally, in July 2024, we purchased KRW 100 billion worth of treasury shares from the market and canceled them immediately.

B.	Based on the above, describe any shortcomings regarding the shareholders’ rights to receive an appropriate amount of shareholder returns. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[202000] (Core Principle 2) Shareholders shall hold fair voting rights according to the class and number of shares owned; and the corporation shall make efforts to be equipped with a system that provides corporate information to the shareholders in a fair manner

[202100] (Sub-principle 2-1) – Companies shall ensure that the shareholders’ voting rights are not infringed upon, and provide sufficient amount of corporate information to shareholders at the right time, in a fair manner.

Briefly describe the company’s compliance with the above sub-principle (98 bytes or less).

We provide stakeholders with information via disclosures and filings in Korea and with the US SEC.

A.	Describe the details about the stock issuance as of the preparation date of this report, in the following:

(1)	Stock issuance status

Pursuant to the Articles of Incorporation, we are authorized to issue up to 200,000,000 shares in total. As of the report submission date, we had issued 96,480,625 common shares, of which 15,547,673 shares have been canceled, bringing the total number of outstanding shares to 80,932,952.

Table 2-1-1-1: Total Number of Authorized Shares (Unit: Shares)

Common shares	Shares of different classes	Total number of authorized shares
200,000,000	0	200,000,000

Table 2-1-1-2: Detailed Status of Stock Issuance

	No. of shares issued	Issuance rate (%)	Note
Common Shares	80,932,952	40.5	—

(2)	Details and reason(s) for granting the voting rights by class of shares, and the history of the AGMs convened for different classes of shares.

We have not issued any different classes of shares to date.

B.	Based on the above, explain the reason(s) and future plans if the voting rights are not fairly granted to shareholders based on the type and number of shares they hold.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

The principle of “equitable treatment of shareholders” is publicly articulated in the POSCO HOLDINGS Corporate Governance Charter, as outlined below:

POSCO HOLDINGS Corporate Governance Charter

II. Shareholders

2-2. Equitable Treatment of Shareholders

①	Shareholder shall be fairly treated according to the type and amount of shares possessed, and the intrinsic rights of the shareholder shall not be infringed upon.

②	In any of its business dealings, POSCO HOLDINGS shall not provide special treatment for the reason of being a shareholder and shall not take unfair action for the reason of not being a shareholder.

③

The exercise of minority shareholder rights shall be guaranteed to the extent permitted by relevant laws, unless exercising such rights infringes the rights of all other shareholders. POSCO HOLDINGS shall seek ways (e.g., adopting the cumulative voting policy) to protect minority shareholder rights such as adopting the Cumulative Voting Policy.

Accordingly, we comply with relevant laws and internal regulations and endeavor to ensure the fair exercise of rights by all shareholders, as well as to provide them with corporate information in a timely, sufficient, and fair manner.

C.

Describe the details of the overall information on communications the company had with shareholders between the start of the period subject to disclosure to the report submission date, in the following:

(1)	Details on major investor relations (IR) events, conference calls, and conversations with shareholders including institutional investors.

In January, April, July, and October every year, we hold annual and quarterly earnings releases in the form of conference calls led by the CSO. These are followed by regular non-deal roadshows (NDRs) for institutional investors in Korea and Asia. We also frequently participate in conferences hosted by securities firms in Korea and abroad to directly address investors’ areas of interest and to heed their requests regarding the company.

Furthermore, we provide key stakeholders with access to top management to enhance market confidence in our core business strategies. Our CSO, outside directors, and executives, including the head of the IR Team, attend overseas NDRs in person to share our performance and mid- to long-term strategic directions with investors, and to provide feedback on shareholders’ areas of interest at a higher level.

We have made the email address of our IR Team available on our company website at https://www.posco-inc.com. Shareholders may submit opinions or inquiries to the IR Team through this email address. The IR Team reviews and responds to all shareholder inquiries received via email. Shareholders can also call the company’s main phone number posted on the company website to reach the dedicated IR phone line, and we strive to enhance communication with minority shareholders by providing telephone responses to their inquiries.

Moreover, we established a system for investors and others who wish to visit us in person to request IR meetings through our official website. We accommodate such meetings on an as-needed basis and engage in a wide array of IR activities to reflect investors’ understanding and areas of interest.

We reach out to investors in Korea and abroad through in-person meetings as well as conference calls, and strive to broaden our investor pool. In light of ESG and other emerging issues, we proactively participate in ESG NDRs, Value Day events, and conferences to enhance investor communications.

We have also live-streamed earnings releases on our company website to enhance our investor communication channels, providing minority shareholders with real-time access to such information. In March 2023, we opened a YouTube channel, POSCO HOLDINGS IR, to cater to and strengthen communication with retail investors. Our channel features video content, including Tech Talk and Market Talk led by rechargeable battery specialists, and serves to offer an overview of our rechargeable battery materials business and market interests, as well as Virtual Tour content elaborating on the key new businesses we are pursuing in Korea and overseas. As of May 2025, a total of 199 videos had been uploaded, with 26,000 subscribers and 31 million views.

Major IR Events (2024)

Date	Participants	Format	Occasion	Remarks
Jan. 8-12, 2024	Institutional investors and analysts in Korea and abroad	NDR	Fixed income NDR (2023 earnings and Q&A session)
Jan. 31, 2024	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (2023 earnings release and Q&A session)
Feb. 1-7, 2024	Institutional investors in Korea	NDR	Earnings release (2023 earnings release and Q&A session)
Feb. 13-16, 2024	Institutional investors abroad	Conference	KIS Conference (earnings, market trends, business issues, etc.)
Mar. 7, 2024	Institutional investors in Korea and abroad	Conference	Citi Conference (earnings, market trends, business issues, etc.)
Apr. 25, 2024	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q1 2024 earnings release and Q&A session)
Apr. 29—May 2, 2024	Institutional investors in Korea	NDR	Earnings release (Q1 2024 earnings release and Q&A session)
May 9, 2024	Institutional investors in Korea and abroad	Conference	Samsung Securities Conference (earnings, market trends, business issues, etc.)
May 10, 2024	Institutional investors abroad	Conference	Macquarie Securities Conference (earnings, market trends, business issues, etc.)
May 16, 2024	Private bankers (PBs) in Korea	Conference	NH Investment & Securities C Forum (earnings, market trends, business issues, etc.)
May 22, 2024	Institutional investors abroad	Conference	BofA Conference (earnings, market trends, business issues, etc.)
May 28-30, 2024	Institutional investors abroad	Conference	UBS Conference (earnings, market trends, business issues, etc.)
May 30, 2024	Institutional investors abroad	NDR	NDR in Taiwan (earnings, market trends, business issues, etc.)
Jun. 3, 2024	Institutional investors abroad	NDR	Jefferies Corporate Day (earnings, market trends, business issues, etc.)
Jun. 11, 2024	Institutional investors abroad	Conference	BofA Conference (earnings, market trends, business issues, etc.)
Jun. 27, 2024	Institutional investors abroad	NDR	NDR in Singapore (earnings, market trends, business issues, etc.)
Jul. 12 -16, 2024	Institutional investors abroad	NDR	2024 LiB Material Business Value Day (POSCO Group’s LiB Material Business)
Jul. 25, 2024	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q2 2024 earnings release and Q&A session)
Jul. 26—31, 2024	Institutional investors in Korea	NDR	Earnings release (Q2 2024 earnings release and Q&A session)
Aug. 26-27, 2024	Institutional investors in Korea and abroad	Conference	UBS Conference (earnings, market trends, business issues, etc.)
Sep. 3, 2024	Institutional investors in Korea and abroad	Conference	KB Securities Conference (earnings, market trends, business issues, etc.)
Sep. 10-11, 2024	Institutional investors in Korea and abroad	Conference	CLSA Conference (earnings, market trends, business issues, etc.)
Sep. 12, 2024	Institutional investors in Korea and abroad	Conference	BofA Conference (earnings, market trends, business issues, etc.)
Sep. 23-25, 2024	Institutional investors in Korea and abroad	NDR	NDR in Europe (earnings, market trends, business issues, etc.)
Oct. 10-12, 2024	Institutional investors in Korea and abroad	NDR	NDR in Hong Kong and Singapore (ESG performance Q&A)
Oct. 30, 2024	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q3 2024 earnings release and Q&A session)
Oct. 31, 2024	Institutional investors in Korea	NDR	Earnings release (Q3 2024 earnings release and Q&A session)
Nov. 11-12, 2024	Institutional investors in Korea and abroad	Conference	KIS Conference (ESG performance Q&A)
Nov. 18-20, 2024	Institutional investors in Korea and abroad	Conference	Samsung Securities Conference (earnings, market trends, business issues, etc.)
Nov. 20-21, 2024	Institutional investors in Korea and abroad	Conference	Morgan Stanley Conference (earnings, market trends, business issues, etc.)
Dec. 10-13, 2024	Institutional investors abroad	NDR	Outside director NDR (ESG outcome and governance Q&A)
Dec. 13-20, 2024	Institutional investors in Korea	NDR	POSCO fixed income issue NDR (earnings, market trends, business issues, etc.)
Jan. 1.1-End of 2024	Institutional investors and analysts in Korea and abroad	IR	One-on-one meetings, by request of shareholders and investors (In-person meetings and conference calls)	101 times in total

Major IR Events (2025, as of the report submission date)

Date	Participants	Format	Occasion	Remarks
Feb. 3, 2025	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (2024 earnings release and Q&A session)
Feb. 4-7, 2025	Institutional investors in Korea	NDR	Earnings release (2024 earnings release and Q&A session)
Feb. 10-14, 2025	Institutional investors abroad	Conference	NHIS Conference (earnings, market trends, business issues, and other information)
Mar. 31-Apr. 4, 2025	Institutional investors and analysts in Korea and abroad	NDR	Fixed income NDR (2023 earnings and Q&A session)
Apr. 24, 2025	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q1 2025 earnings release and Q&A session)
Apr. 28-30, 2025	Institutional investors in Korea	NDR	Earnings release (Q1 2025 earnings release and Q&A session)
Jan. 1-End of Apr. 2025	Institutional investors and analysts in Korea and abroad	IR	One-on-one meetings, by request of shareholders and investors (in-person meetings and conference calls)	42 times in total

(2)	Details on separate events held to conduct a communication with minority shareholders, if any.

Separate events were held Yes

On May 28, 2024, POSCO HOLDINGS participated in a conference organized by EUGENE INVESTMENT to host an IR event and directly engage with minority shareholders based in Pohang City. POSCO INTERNATIONAL and POSCO STEELEON also joined to review the rechargeable battery materials business, POSCO Group’s new growth area, share steel market conditions and prospects, and directly address questions raised by minority shareholders.

In addition, we hosted three other IR events during the reporting period—in March 2023, May 2023, and May 2024—targeting securities firms representing minority shareholders and the wealth management divisions (PBs) of commercial banks. Our IR executive attended these events in person to provide updates on the progress of principal businesses and to communicate future plans.

(3)	Details on separate events held to conduct a communication with foreign investors, if any.

We provide key stakeholders with access to top management as part of our efforts to enhance market confidence in our core business strategies. Earnings releases are followed by overseas NDR events for institutional investors in Asia, the Americas, and Europe, which are attended by our CSO and IR executives to share our business results and mid- to long-term strategic directions with investors and to provide higher-level feedback on shareholders’ areas of interest. For further details, please refer to the IR events described in the above “(1) Details on major investor relations (IR) events, conference calls, and conversations with shareholders, including institutional investors.”

(4)	Does the company provide detailed contact information for inquiries, such as the phone number, email address of the IR department, etc. on its website, etc.?

Implemented Yes

We have published the IR Team’s email address on our company website, where shareholders may also submit inquiries or feedback via the dedicated inquiry page. The IR Team reviews all inquiries received and provides responses by email. In addition, shareholders can contact our dedicated IR phone line using the number listed on the website, and we respond directly to calls from minority shareholders.

We also make IR materials and other corporate information promptly and fairly available to all shareholders through official disclosure platforms, including the KRX Disclosure System (KIND) at http://kind.krx.co.kr, the FSS Electronic Disclosure System (DART) at http://dart.fss.or.kr, and our company website.

(5)

Has the company been operating an English-language website and designated a staff member to assist foreign shareholders, and disclosed contact information for consultation in foreign languages? Has it also provided disclosures written in English?

The company has an English-language website Yes

The company has designated a staff member to deal with foreign shareholders Yes

English disclosure ratio 81.8

We operate a dedicated English-language website for foreign shareholders and accept inquiries submitted via the site’s published email address or Q&A section. Upon receipt, our IR team reviews each inquiry and provides a tailored response. Since 2020, we have participated in the KRX initiative to promote English-language disclosure and have proactively published disclosures in English through KIND to enhance information accessibility for international investors.

During the reporting period, 36 out of 44 ad hoc disclosures (excluding fair disclosures, report items, and voluntary disclosures) were provided in English through KIND and DART. The details are as follows:

Date	Disclosure Title (English)	Major Content
Jan. 5, 2024	Inclusion of Subsidiary in Holding Company	Incorporation of a subsidiary into a holding company
Jan. 24, 2024	Changes of 30% or More in Sales or Profits /Losses (15% or More in the Case of Large-sized Corporations) - Subsidiary Company	Change in sales or profit structure by 30% or more (15% or more for large corporations) [report on material matters of management of a subsidiary]
Jan. 24, 2024	Changes of 30% or More in Sales or Profits/Losses (15% or More in the Case of Large-sized Corporations)	Change in sales or profit structure by 30% or more (15% or more for large corporations)
Jan. 24, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Jan. 31, 2024	Decision on Calling Shareholders’ Meeting	Resolution to convene a shareholders’ meeting
Jan. 31, 2024	Decision on Closure of Shareholders’ Registry (Including Record Date) for Dividends	Determination of the record date for the closure of the shareholder register for cash or in-kind dividends
Jan. 31, 2024	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment
Jan. 31, 2024	Decision on Cash Dividends and Dividends in Kind - Subsidiary company	Decision on cash or in-kind dividend payment [report on material matters of management of a subsidiary]
Mar. 13, 2024	Submission of Audit Report - Subsidiary company	Submission of audit report [report on material matters of management of a subsidiary]
Mar. 15, 2024	Submission of Audit Report	Submission of audit report
Mar. 22, 2024	Outcome of Annual Shareholders’ Meeting	Results of the regular AGM
Mar. 22, 2024	Notice on Change of CEO	Change of CEO & Representative Director [announcement disclosure]
Mar. 22, 2024	Adjustments of Conversion Price, Warrant Exercise Price or Exchange Price (Information Disclosure)	Adjustment of conversion price, exercise price of subscription rights, or exchange price [announcement disclosure]
Apr. 15, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
May 14, 2024	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment
May 16, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
May 23, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Jun. 5, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Jun. 18, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Jun. 20, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Jul. 11, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Jul. 12, 2024	Retirement of Stocks	Decision to cancel shares
Jul. 12, 2024	Retirement of Stocks	Decision to cancel shares
Jul. 12, 2024	Decision on Acquisition of Treasury Stock	Decision to acquire treasury shares
Jul. 26, 2024	Confirmation of Embezzlement or Misappropriation by Officers or Employees	Confirmation of embezzlement and breach of duty
Aug. 9, 2024	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment
Aug. 9, 2024	Adjustments of Conversion Price, Warrant Exercise Price or Exchange Price (Information Disclosure)	Adjustment to the conversion price, warrant exercise price, and exchange price
Aug. 20, 2024	Decision on Cash Dividends and Dividends in Kind - Subsidiary company	Decision on cash or in-kind dividend payment (Major Management Matters of Subsidiary)
Aug. 23, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Aug. 26, 2024	Inclusion of Subsidiary in Holding Company	Incorporation of a subsidiary into a holding company
Aug. 29, 2024	Details of Corporate Governance Report	Disclosure of Corporate Governance Report
Aug. 29, 2024	Prior Notice for Corporate Value-up Plan (Announcement for Disclosure)	Notice of plan to enhance corporate value [announcement disclosure]
Sep. 6, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Oct. 7, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Oct. 16, 2024	Organization of Investor Relations Event	Convocation of an IR meeting [announcement disclosure]
Nov. 1, 2024	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment

As a company listed on the New York Stock Exchange (NYSE) through American Depositary Receipts (ADRs), we file English-language disclosures through the US SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at https://www.sec.gov/edgar. Our annual report (Form 20-F) submitted to the US SEC includes the contact details of our IR team, which shareholders may use to submit inquiries.

(6)

Has the company been subjected to any restrictions related to disclosure, such as being designated as an unfaithful disclosure corporation, between the start of the period subject to disclosure to the report submission date? If so, describe the details.

The company has been designated as an unfaithful disclosure corporation No

Having consistently met our disclosure obligations, we have never been designated as a company in breach of disclosure requirements.

We have actively worked to enhance market communication, disclosing information on major issues concerning the company in both Korean and English, based on a solid understanding of and compliance with relevant laws and regulations, including those governing capital markets and disclosure. Since the incorporation of POSCO HOLDINGS in 2022, we have established disclosure standards applicable to both the holding company and its operating companies under the holding company governance structure, and implemented a system for strengthened pre-review of ad hoc disclosure items. We have also promoted disclosure awareness across the Group by providing regular training to relevant departments and sharing updates on IR best practices and global regulatory trends. In recognition of these efforts, the KRX named us a 2024 Excellence Company in Securities Markets Disclosure.

Table 2-1-3: Details on Designation as Unfaithful Disclosure Corporation

	Type of unfaithful disclosure	Date of designation	Reason for designation	Imposed penalty points	Imposed fine (Unit: KRW)	Improvement efforts after designation, etc.
N/A

D.

Based on the above, explain the reason(s) and describe plans for improvement if there have been any shortcomings to provide shareholders with the sufficient amount of corporate information at the right time, in a fair manner.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

As described in the above section, “C. Overall information on communications the company had with shareholders,” we provide all shareholders with corporate information, including IR materials, in a timely and fair manner through our company website; DART (http://dart.fss.or.kr), the electronic disclosure system operated by the Financial Supervisory Service; KIND (http://kind.krx.co.kr), the disclosure system operated by the KRX; and other disclosure platforms. We are a company listed on the NYSE with ADRs, which means that we also file English disclosures through EDGAR, the US SEC’s electronic disclosure system (http://www.sec.gov/edgar).

We operate an English-language website and make all materials shared with investors—such as IR presentations, quarterly and semi-annual review reports, and annual audit reports—available in English. These materials are uploaded on our website to ensure that corporate information is accessible to all shareholders in Korea and abroad in a fair manner.

[202200] (Sub-principle 2-2) – Companies shall establish and operate a system to protect shareholders from unfair internal transactions and self-dealing by other shareholders such as controlling shareholders.

Briefly describe the company’s compliance with the above sub-principle (99 bytes or less).

Our mechanisms protect shareholders from internal transactions and self-dealing by related parties.

A.

Describe in detail the company’s controlling measures (control policies) regarding internal transactions with affiliated companies, etc. and self-dealing with management or controlling shareholders, etc.

(1)	Overall control policies for internal transactions and self-dealings.

Implemented Yes

We are developing a separate set of internal control regulations to establish mechanisms that prevent internal transactions by management or controlling shareholders for personal gain. Under this framework, the Internal Accounting Management Regulations stipulate that transactions involving the company’s largest shareholder (including related parties) or other related parties that exceed certain thresholds must be approved by the Board of Directors.

Furthermore, we established the ESG Committee as an internal transaction deliberation body with authority equivalent to that of the Board under the Commercial Act. The Committee deliberates and decides on internal transactions involving funds, assets, and securities valued between KRW 10 billion and 200 billion. Transactions exceeding KRW 200 billion require preliminary deliberation by the Committee as well as final approval by the Board. For details on internal transactions reviewed by the ESG Committee, please refer to the “ESG Committee Meetings Held” section under Sub-principle 8-2 of this report.

(2)

Has the company have any comprehensive Board resolutions regarding internal transactions with affiliated companies, etc., and self-dealings with management or controlling shareholders, etc.? If so, describe the details and the reason.

Pursuant to Article 542-9 of the Commercial Act, the Board of Directors grants prior approval through a comprehensive resolution for any anticipated transactions with affiliates during the current fiscal year that are expected to amount to 5% or more of total assets or total sales as of the end of the preceding fiscal year. In 2024, no such resolutions were adopted by the Board.

(3)	Details on transactions with stakeholders such as controlling shareholders.

In 2024, we did not engage in any transactions with major shareholders involving credit extensions, asset transfers, or business dealings. Key transactions between POSCO HOLDINGS and related parties (affiliates) are presented in the table below:

Transactions with Controlling Shareholders and Other Stakeholders

(Unit: KRW million)
Company Name	Sales and Others1)			Purchases and Others
	Sales	Dividends3)	Others	Purchase of Fixed Assets	Others
[Subsidiaries]2])
POSCO	151,157	888,008	66	191	10,986
POSCO E&C (Formerly POSCO ENGINEERING & CONSTRUCTION)	9,272	11,037	—	1,829	736
POSCO STEELEON	1,184	—	—	—	9
POSCO DX (Formerly POSCO ICT)	1,473	9,940	—	2,626	12,871
POSCO Research Institute	—	—	—	30	14,126
eNtoB Corporation	—	—	—	49	8,457
POSCO Future M (Formerly POSCO CHEMICAL)	6,298	12,391	21	—	—
POSCO INTERNATIONAL Corporation	6,499	124,396	150	—	61
busan E&E	—	2,472	—	—	—
POSCO America Corporation	—	—	—	—	5,847
Others	5,570	355,171	2,374	2	26,567
Subtotal	181,453	1,403,415	2,611	4,727	79,660
[Associates and Joint Ventures]2)
POSCO-NPS Niobium LLC	—	29,225	—	—	—
Roy Hill Holdings Pty Ltd	—	227,574	—	—	—
Others	809	25,266	225	—	—
Subtotal	809	282,065	225	—	—
Total	182,262	1,685,480	2,836	4,727	79,660

Source: POSCO HOLDINGS 2024 Business Report > III. Financial Information > Notes to the Financial Statements > Section 33. Details of Transactions with Related Parties

1)	Sales and Others comprises profits from trademark use, leases, and dividend income related to subsidiaries, associates, and joint ventures of POSCO HOLDINGS.
2)	As of the end of the current period, we provide payment guarantees to related parties.
3)	Dividend exclude KRW 81,921 million recognized as dividend income from gains on the disposal of subsidiary shares.

The details of receivables and payables between POSCO HOLDINGS and its stakeholders (affiliates) as of the end of 2024 are presented in the table below:

Details of Receivables and Payables between POSCO HOLDINGS and Stakeholders Including Controlling Shareholders (Affiliates)
			(Unit: KRW million)
	Receivables			Payables
Company Name	Trade Accounts and Notes Receivable	Others	Total	Accounts Payable	Others	Total
[Subsidiaries]
POSCO	102,071	1,093	103,164	5,854	36,111	41,965
POSCO E&C (Former POSCO ENGINEERING & CONSTRUCTION)	8,921	—	8,921	—	499	499
POSCO STEELEON	1,126	—	1,126	—	—	—
POSCO DX (Former POSCO ICT)	1,561	—	1,561	2,667	535	3,202
POSCO Future M (Former POSCO CHEMICAL)	15,364	—	15,364	—	65	65
POSCO Mobility Solution	802	—	802	—	6	6
POSCO INTERNATIONAL Corporation	6,664	—	6,664	—	364	364
POSCO Argentina S.A.U.	—	26,002	26,002	768	—	768
Others	3,274	231	3,505	7,873	311	8,184
Subtotal	139,783	27,326	167,109	17,162	37,891	55,053
[Associates and Joint Ventures]
SNNC	662	—	662	—	—	—
Roy Hill Holdings Pty Ltd	25,023	—	25,023	—	—	—
FQM Australia Holdings Pty Ltd1)	—	249,560	249,560	—	—	—
Others	10,665	122	10,787	—	—	—
Subtotal	36,350	249,682	286,032	—	—	—
Total	176,133	277,008	453,141	17,162	37,891	55,053

Source: POSCO HOLDINGS 2024 Business Report > III. Financial Information > Notes to the Financial Statements > Section 33. Details of Transactions with Related Parties

1)	Other Receivables from FQM Australia Holdings Pty Ltd consist entirely of long-term loans and accrued interest. The full amount of these other receivables has been recognized as loan-loss provisions.

B.

Based on the above, describe any shortcomings in the policies to protect shareholders from unfair internal transactions and self-dealing. Explain the reason(s) for the shortcomings and future plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[202300] (Sub-principle 2-3) – Companies shall fully explain to shareholders any changes in their ownership structure, principal businesses, and capital raising policies that have differing interests among shareholders and take measures to protect shareholders, such as collecting minority shareholders’ opinions and protecting the rights of dissenting shareholders.

Briefly describe the company’s compliance with the above sub-principle (99 bytes or less).

We protect shareholder rights by following the laws, regulations, and Corporate Governance Charter.

A.

Describe the company’s policies to protect shareholders, including how it collects minority shareholders’ opinions on mergers, business transfers, spin-offs, comprehensive exchanges and transfers of shares that caused material changes in the ownership structure or principal businesses of the company, and how it protects the right of dissenting shareholders.

The policies are in place Yes

Based on our Corporate Governance Charter, we implement policies to fully safeguard shareholder rights in matters that could give rise to significant changes to shareholder rights or the company’s continued existence—such as mergers, amendments to the Articles of Incorporation, or capital reductions. We are committed to protecting shareholder rights by actively collecting input from shareholders—including minority shareholders—via our website, main telephone line, and other available communication channels.

POSCO HOLDINGS Corporate Governance Charter

II. Shareholders

1.  Shareholder Rights

① Shareholders, as owners of POSCO HOLDINGS, possess the rights, including the following, which are guaranteed by relevant laws and regulations such as the Commercial Act :

-   Right to participate in profit sharing

-   Right to attend and vote at the AGM

-   Right to propose objectives of the AGM, such as nomination of Director candidates

-   Right to obtain relevant corporate information regularly and in a timely manner

② To protect the utmost rights of shareholders, any matters causing fundamental changes to the existence of the Company and the shareholders’ rights (including mergers, amendments to the articles of incorporation, capital reduction and etc.) shall be decided at the AGM.

③ Shareholders should be able to exercise their voting rights as easily as possible and based on their free will. POSCO HOLDINGS will provide sufficient information on the AGM agenda and ensure that the shareholders exercise their voting rights in a written form.

2.  Equitable Treatment of Shareholders

① Shareholder shall be fairly treated according to the type and amount of shares possessed, and the intrinsic rights of the shareholder shall not be infringed upon.

② In any of its business dealings, POSCO HOLDINGS shall not provide special treatment for the reason of being a shareholder and shall not take unfair action for the reason of not being a shareholder.

③ The exercise of minority shareholder rights shall be guaranteed to the extent permitted by relevant laws, unless exercising such rights infringes the rights of all other shareholders. POSCO HOLDINGS shall seek ways (e.g., adopting the cumulative voting policy) to protect minority shareholder rights such as adopting the Cumulative Voting Policy.

3.  Responsibility of Shareholders

① Shareholders shall make every effort to exercise their voting rights proactively for the development of the Company, with acknowledgement of the fact that exercising such rights can affect the management of the Company.

② Controlling shareholder shall act in the best interests of the Company and all shareholders, and shall not inflict losses on other shareholders by acting in ways that violate this principle.

B.

If there was a merger, business transfer, spin-off, comprehensive exchange or transfer of shares, etc. during the period subject to disclosure that caused a material change in the ownership structure or principal businesses of the company, or if there is any specific plan, describe the measures taken to protect shareholders, such as collecting minority shareholders’ opinions and protecting the right of dissenting shareholders.

Planned No

There were no mergers, business transfers, spin-offs, or comprehensive exchanges or transfers of shares during the period subject to disclosure that could have resulted in a material change to our ownership structure or principal businesses.

C.	Describe any capital raisings that can be converted into stock, if any, including the following:

Issued No

(1)	Describe the issuance status of bonds, etc., that can be converted to stocks.

Through a resolution adopted by the Board of Directors in August 2021, POSCO HOLDINGS issued five-year convertible bonds totaling EUR 1,065,900,000 (approximately KRW 1.4 trillion, based on the KRW/EUR exchange rate of 1,360.32 announced by Seoul Money Brokerage Services) to fund investments in its rechargeable battery materials business. The bonds include a put option for bondholders and a call option for the issuer, allowing for early redemption.

Bondholders may exercise the put option either on the third anniversary of the payment date (September 1, 2024) or in the event of a change in control or the delisting of POSCO HOLDINGS shares. The issuer may exercise the call option under the following conditions: when, during any 30 consecutive trading days between the third anniversary of the payment date (September 1, 2024) and the 30th business day before the maturity date, the closing price of the shares equals or exceeds 130% of the exchange price on at least 20 of those trading days; when the outstanding balance of the bonds falls below 10% of the total issuance, triggering a clean-up call; or when additional tax burdens arise due to changes in relevant laws or regulations.

In September 2024, EUR 1,038,800,000 of the total face value of EUR 1,065,900,000 in convertible bonds was repaid following the exercise of the put option by bondholders.

(2)

Has the company considered the interests of minority shareholders in its decision-making process during any capital raising activities with different interests among shareholders within the period subject to disclosure?

During the period subject to disclosure, there were no capital-raising activities that resulted in conflicting interests among shareholders.

(3)	Were there any changes in controlling shareholders due to the issuance of stock-related bonds or breaches of agreement (loss of benefit of time) during the period subject to disclosure?

No stock-related bonds were issued during the period subject to disclosure.

D.

Based on the above, describe any shortcomings in collecting the opinions of minority shareholders and protecting the rights of dissenting shareholders during any changes in the ownership structure or principal businesses of the company or the process of capital raising. Explain the reason(s) and plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[300000] 3. Board of Directors (“the Board”)

[303000] (Core Principle 3) The Board shall establish the business objectives and strategies in the best interests of the corporation and its shareholders, and effectively supervise the activities of the management.

[303100] (Sub-principle 3-1) – The Board shall effectively perform its function of making management decisions and supervising the management.

Briefly describe the company’s compliance with the above sub-principle (96 bytes or less).

The BOD abides by the AoI and Board Operating Rules in its decision-making and oversight duties.

A.	Describe overall matters regarding any system the company operates to ensure that the Board can perform its function as the center of corporate operations, including the following:

(1)

Explain the Board deliberations and resolutions stipulated in the articles of incorporation or board regulations, etc. If there were any additional enhancements in addition to the company’s legal obligations, describe the reason(s) and their effects.

The Board, in accordance with relevant laws and regulations and the Operating Rules of the Board of Directors, makes decisions on important matters related to the management of POSCO HOLDINGS, including the establishment of the Group’s management objectives and core strategies, for the benefit of the Company and its shareholders. The roles of the Board are stipulated in detail in Article 38(1) of the Articles of Incorporation and in the Operating Rules of the Board of Directors.

The Board may establish Special Committees pursuant to Articles 38 and 45 of the Articles of Incorporation and determine and delegate matters related to their authority and operations. Specific details regarding the operation of these Special Committees, with the exception of the Audit Committee, are set forth separately in the Operating Rules.

To support the effective functioning of the Board, we organize Board sessions covering strategy, ESG, leadership, and performance appraisals, which include not only the Board and its Special Committees but also directors and key unregistered executives. Additionally, we regularly hold “outside director meetings,” where outside directors play an active role in setting the agenda for Board meetings.

Agenda items for deliberation are thoroughly reviewed in advance before decisions are made by the Board. When necessary, we provide prior reports to solicit feedback from Board members and actively incorporate their input into the agenda. We also regularly arrange on-site visits for Board members to key operations to deepen their understanding of our operations.

(i) Items reviewed or resolved by the Board of Directors as mandated by the Articles of Incorporation and the Operating Rules of the Board of Directors

As of the report submission date, the matters submitted to the Board of Directors for resolution or reporting are as follows:

Deliberation and Report Items for the Board of Directors (as of the report submission date)

Deliberation and Reporting for the Board of Directors

Deliberation Items

1. AGM

(1)   Convocation of AGMs

(2)   Approval of statements of financial position, comprehensive income, changes in equity, cash flows, and notes, statements of appropriation of retained earnings or statements of disposition of deficit and accompanying statements, and consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments on the Articles of Incorporation

(5)   Retirement of shares

(6)   Remuneration, retirement benefits of Directors

(7)   Other agendas to be submitted to AGMs

2. Business

(1)   Establishment of business goals and core business strategies (mid and long-term business plans, annual operating objectives, business rationalization plans, etc.)

(2)   Establish low-carbon policies related to the environment and climate change

(3)   a safety and health-related plan

(4)   Important CI establishment and modification (corporate philosophy, flag, badge, etc.)

(5)   Group-level restructuring plans

(6)   Yearly business plans

(7)   Appointment of the Chair of the Board

(8)   Recommendation of candidates for inside directors

(9)   Appointment of the CEO & Representative Director, appointment of Representative Directors among inside directors, and providing the position of inside directors

(10)  Management succession and CEO development plans

(11)  Management evaluation and compensation plans

(12)  Composition and operation plans for Special Committees under the Board

(13)  Determination on expert assistance for Directors

(14)  Matters concerning the composition and operation of the CEO Candidate Recommendation Committee

(15)  Enact, amend, or repeal the following company regulations

A. Operating Rules of the Board of Directors and Audit Committee

3. Investment and Finance

(1)   Investment plans for new businesses (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

(2)   Investment plans for existing businesses (KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

(3)   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets (KRW 200 billion or more, based on book value per unit of invested assets)

(4)   Deficit disposal

(5)   Decision on appropriation of retained earnings

(6)   Decision on new shares issuance

(7)   Forfeited and odd-lot shares disposal

(8)   Retirement of treasury shares for profit

(9)   Decision to repurchase and dispose of treasury shares

(10)  Transfer of reserve fund to equity

(11)  Issuance of corporate bonds and important borrowings (long-term borrowings over KRW 100 billion) Provided, however, that the Board may determine a specific amount and type of bonds and delegate the authority to issue them to the Representative Director for a period not exceeding one year.

(12)  Issuance of convertible bonds

(13)  Issuance of bond with warrant

(14)  Donation (Over KRW one billion)

(15)  Deliberation and resolution on the assumption of liabilities—such as the provision of collateral or guarantees—for an invested company (involving KRW 200 billion or more)

4. Others

(1)   Filing a lawsuit or arbitration, responding to a court reconciliation or mediation, or taking other legal actions equivalent to KRW 100 billion or more.

(2)   Transactions with the largest shareholder (including its related persons) and with related parties as prescribed by the Commercial Act equivalent of KRW 200 billion or more

A. A single transaction size of one-hundredth or more of total assets or revenue as of the end of the latest fiscal year

B. During the current fiscal year, the total current fiscal year transaction amount including transaction with specific persons or business entities becomes 5% or more of total assets or revenue as of the end of the latest fiscal year (However, it is excluded when it is ordinary transactions that the total amount of the transactions are approved and the transactions amounts occurred within the approved amount.)

(3)   Transactions with related parties under the Monopoly Regulation and Fair Trade Act.

A. Provision or transaction of funds such as provisional payments or loans, etc. (KRW 200 billion or more)

B. Provision or transaction of shares or bonds of the company (KRW 200 billion or more)

C. Provision or transaction of assets such as real estate or intangible property rights (KRW 200 billion or more)

(4)   Appointment of transfer agent

(5)   Decision on administration fees treatment for shares of the Company

(6)   Establishment, transfer, or closure of branches

(7)   Approval of transactions between directors and the Company

(8)   Appointment or dismissal of legal advisors; adoption or amendment of compliance standards

(9)   Other matters by laws or Articles of Incorporation, and matters submitted by directors in relation to business execution

Report Items

1.  Result of matters delegated to Special Committees

2.  Important matters related to the operation of affiliates

3.  Report the results of the compliance officer’s compliance checks

4.  Report the results of the bond issuance delegated to the Representative Director

5.  Other important business execution matters

(ii) Whether any matters have been delegated by the Board to Board committees or to the Representative Director, including the main details and their effects

In addition to the matters mandated by relevant laws, the agenda items to be deliberated by the Board Directors as key management matters are defined as follows:

-	Retirement of shares

-	Matters concerning remuneration and severance pay of directors

-	Establishment of Group management objectives and core management strategies (e.g., mid- to long-term management policies and plans, annual operation goals, management stabilization plans)

-	CI design and modification (e.g., corporate philosophy, flag, badge, etc.)

-	Annual management plan

-	Appointment of Chair of the Board

-	Nomination of inside director candidate(s)

-	Appointment of the CEO & Representative Director, appointment of Representative Directors among inside directors, and providing the position of inside directors

-	Management succession and CEO development plans

-	Management evaluation and compensation plans

-	Determination of the composition and operational methods of Special Committees under the Board

-	Determination on expert assistance for directors

-	Matters concerning the composition and operation of the CEO Candidate Recommendation Committee

-	Enact, amend, or repeal the following company regulations:

A.	Operating Rules of the Board of Directors and the Audit Committee

-	Investment plans for new businesses (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

-	Investment plans for existing businesses (KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

-	Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

-	Donation (Over KRW one billion)

-	Filing a lawsuit or arbitration, responding to a court reconciliation or mediation, or taking other legal actions equivalent to KRW 100 billion or more.

(2)	Describe the Board authorities delegated to the committees of the Board and the Representative Director (or chief executive officer), if any.

Pursuant to Article 38(2) and Article 45 of the Articles of Incorporation and the sub-clauses of Chapter 4 of the Operating Rules of the Board of Directors, the Board may establish Special Committees to deliberate on and decide proposed agenda items specified in the relevant regulations. In accordance with Article 21 of the Operating Rules, each Special Committee reports the results of its deliberations or decisions at the subsequent Board meeting. If a Special Committee meets separately from the Board, it notifies individual directors of the outcomes. The Board retains the authority to revisit decisions made by Special Committees, except for matters stipulated as falling within the exclusive authority of a specific committee under the provisions mentioned above. For details regarding the Special Committees established under the Board, including their key roles and composition, please refer to the descriptions provided under Sub-principle 4-1. As of the report submission date, the deliberation and report items for the Special Committees are as follows:

Deliberation and Report Items for Special Committees Under the Board as of the Report Submission Date

Deliberation and Report Items for the ESG Committee

Deliberation Items

1.  Matters related to Operations of the Board and Special Committees

A. Agenda development and establishment of operating standards of the Board and Special Committees

B. Prior deliberation on revision or repeal of the Operating Rules of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the Board

2.  ESG-related implementation monitoring and report publication

3.  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and prior deliberation of donation over KRW 1 billion (except for internal transactions, as described in Paragraph 5)

4.  Deliberation and resolution of internal transactions less than KRW 200 billion and prior deliberation of transactions with the largest shareholder (including its related persons) and with related parties as prescribed by the Commercial Act equivalent of KRW 200 billion or more, corresponding to the following:

A. A single transaction size of one-hundredth or more of total assets or revenue as of the end of the latest fiscal year

B. During the current fiscal year, the total current fiscal year transaction amount including transaction with specific persons or business entities becomes 5% or more of total assets or revenue as of the end of the latest fiscal year (However, it is excluded when it is ordinary transactions that the total amount of the transactions are approved and the transactions amounts occurred within the approved amount.)

5.  Matters related to internal transactions under the Korean Monopoly Regulation and Fair Trade Act, e.g., offer or transaction of advances, securities, or assets, in which a related party is the counterparty or beneficiary

A. Review of internal transactions’ risks and strategies to mitigate such risks

B. Prior deliberation of internal transactions (transaction amount of KRW 200 billion or more)

C. Deliberation and resolution on internal transactions (transaction amount of at least KRW 10 billion but less than KRW 200 billion)

6.  Appointment of Fair Trade Compliance Officer

Report Items

1.  Matters of importance relating to ESG practices of affiliates

2.  Matters relating to internal transactions (transaction amount of at least KRW 5 billion but less than KRW 10 billion)

Deliberation Items for the Director Candidate Recommendation Committee

1.  Qualification review of outside director candidates and recommendation to AGM

2.  Preliminary review and qualification review of inside director candidates

3.  Prior deliberation on the appointment of members of Special Committees

4.  Prior deliberation of appointment of Representative Directors other than the CEO & Representative Director

5.  Operation of Outside Director Candidate Recommendation Advisor Panel

6.  Other matters necessary for recommending candidates for outside directors

Deliberation Items for the Evaluation and Compensation Committee

1.  Matters concerning the implementation of management succession and CEO development plans

2.  Prior deliberation on management evaluation and compensation plans

3.  Prior deliberation on matters concerning remuneration and retirement allowance of Directors

Deliberation Items for the Finance Committee

1.  Developing policies for the soundness of the Company’s internal value and finance

2.  Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial, or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

3.  Matters on investment

(1)   Prior deliberation on investment plans for new businesses (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

(2)   Prior deliberation on investment plans for existing businesses (KRW 200 billion or more; per investments and capital increases, calculation will be conducted by including borrowings and liabilities of POSCO HOLDINGS)

(3)   Approval on investment plans for new businesses (From KRW 50 billion or more to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

(4)   Approval on investment plans for existing businesses (From KRW 100 billion or more to less than KRW 200 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

(5)   Prior deliberation on the acquisition and disposal of tangible and intangible fixed assets and material investment assets (of KRW 200 billion or more, based on book value per investment asset)

4.  Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Prior deliberation on the delegation of authority to the CEO to issue bonds of KRW 100 billion or more, and deliberation and approval of the delegation of authority to issue bonds of KRW 100 billion or less (delegation of authority to issue corporate bonds within a period not exceeding one year, specifying the amount and type of bonds)

7.  Deliberation and resolution on offering non-current assets as collateral

8.  Deliberation and resolution on takeover of liabilities such as guarantees, collateral, etc., where the amount is KRW 200 billion or less from the invested company, and prior deliberation of the assumption of liabilities where the amount is KRW 200 billion or more

Deliberation Items for the Audit Committee

1.  The matters to be submitted to the Committee are as follows:

(1)   Establishment of the Committee’s strategic direction and activities

(2)   Matters delegated by the Board or the Representative Directors

(3)   Requests for convening an Extraordinary AGM

(4)   Matters requiring consultation with external experts

(5)   Audits of the legitimacy of management’s business execution

(6)   Review of the soundness and validity of the Company’s financial activities and the appropriateness of financial reporting

(7)   Review of the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the Company’s internal control system

(10)  Consent to appointment and dismissal of the person in charge of the internal audit departments

(11)  Contracts regarding the appointment, remuneration, and non-audit services of external auditors

(12)  Evaluation of external auditors’ audit activities

(13)  Reports on the internal audit department’s annual audit plan and results

(14)  Reports on the results of compliance assessments with the Company’s Code of Ethics by executives and employees

(15)  Reports from external auditors on any misconduct or material violations of laws, regulations, or the Articles of Incorporation committed by the Company’s Directors in the course of their duties

(16)  Reports from external auditors on any violations of accounting standards by the Company

(17)  Enactment, amendment, or repeal of internal accounting management regulations

(18)  Other items deemed necessary by the Committee members

2.  As a general rule, contracts regarding the appointment, compensation, and non-audit services of external auditors shall require prior approval from the Committee. However, in cases where obtaining prior approval is impracticable due to urgency or other exceptional circumstances, such contracts may be executed with the approval of the Chair of the Committee or a designated member of the Committee authorized to act on their behalf. In such cases, the head or the authorized member shall report the details of the contract at the first Committee meeting held thereafter.

Deliberation and Report Items for the CEO Candidate Pool Management Committee

Deliberation Items

1.  Prior deliberation on the basic qualifications of CEO & Representative Director candidates, as determined by the Board

2.  Review of CEO candidate pool results

3.  Plans for CEO candidate pool development

Report Item

1.  CEO candidate pool development outcomes

At its 4th meeting in 2025, the Board revised the Operating Rules of the Board of Directors, authorizing the CEO to issue bonds within a one-year period, subject to predefined limits on the total amount and type of bonds.

B.	Based on the above, if the Board has failed to effectively perform its function to make management decisions and oversee management, explain the reason(s) and future plans.

(1) Shortcomings and the reason(s)

-

(2) Future plans and additional explanations

While no deficiencies have been identified, POSCO HOLDINGS plans to implement the following measures.

Management leverages professional expertise and sound judgment to responsibly manage POSCO HOLDINGS on behalf of shareholders. The Board of Directors, which is primarily composed of independent outside directors, plays a critical role in overseeing and advising management throughout this process. While management takes the lead in developing initial plans on key matters such as strategic direction and management plans for the Group’s principal businesses, feedback from outside directors is actively incorporated through robust discussions at the Board level, including dedicated strategy sessions and meetings with outside directors.

At the Strategy Session held in April 2023, the Board addressed a range of topics, including the Group’s seven major future innovation initiatives, strategies for rebuilding competitiveness in the steel business, and the implementation plan for key initiatives in the secondary battery materials business. At the ESG Session held in July 2024, the Board discussed critical ESG issues across the Group. The session included an expert lecture on global ESG trends and companies’ roles and responses, strategies for managing financial KPIs in line with the EU Taxonomy, and a review of the current status of hydrogen reduction ironmaking and carbon reduction technologies. At the Strategy and Performance Review Session held in November 2024, the Board reviewed and discussed the following items: an evaluation of the Group’s business portfolio and strategic direction; operational performance and mid- to long-term strategies for principal businesses; a proposal for selecting new business domains; and the 2025 consolidated management plan.

[303200] (Sub-principle 3-2) - The Board shall establish and operate a CEO succession policy and continuously improve and supplement it.

Briefly describe the company’s compliance with the above sub-principle (99 bytes or less).

The BOD sets CEO succession policy and the Recommendation Committee consists of outside directors.

A.	Describe a CEO succession policy, if one is in place, including the following:

(1)	The entity that established and operates the succession policy

A	succession policy is in place Yes

Pursuant to Article 29 of the Articles of Incorporation governing the appointment of the CEO & Representative Director, the CEO Candidate Recommendation Committee—composed exclusively of outside directors—assesses the qualifications of candidates, and the Board of Directors nominates the final candidate to the AGM. The candidate is appointed as an inside director at the AGM and is subsequently appointed as the CEO & Representative Director by the Board, thereby completing the CEO succession process.

In December 2023, the Board approved a draft proposal to establish “POSCO-style Governance,” developed with the support of external consulting, to further enhance the transparency and fairness of the CEO appointment process. This included abolishing priority reviews for the reappointment of the incumbent CEO and introducing a policy whereby the CEO appointment process begins three months prior to the end of the incumbent’s tenure, regardless of any expression of intent to seek reappointment.

In addition, from the perspective of shareholder rights protection, we amended the Articles of Incorporation at the 57th regular AGM held in March 2025 to strengthen the qualification requirements for key executive appointments. Specifically, the resolution requirement for appointing an inside director at the AGM was raised from an ORDINARY RESOLUTION to a SPECIAL RESOLUTION in cases where the candidate for inside director is being reappointed as CEO & Representative Director after having previously served in the same role.

(2)	Main content of the succession policy including the selection, management, training of candidates (pool), etc.

Candidates were selected Yes

To ensure independence and transparency in the CEO appointment process, the Board of Directors is responsible for establishing the overarching policies and procedures governing management succession.

The CEO Candidate Recommendation Committee—established by a Board resolution and composed entirely of outside directors—is tasked with identifying prospective CEO candidates, developing detailed evaluation criteria based on the Board’s defined qualifications, and conducting comprehensive, multi-dimensional assessments of each candidate’s suitability.

The candidate pool identified by the Committee is further reviewed by the Outside Director Recommendation Advisor Panel, an advisory body composed of respected external opinion leaders, which was introduced to provide objective evaluations of candidate qualifications. The Committee incorporates the Panel’s assessments into its final evaluation.

To further enhance transparency, the qualifications required of CEO candidates were clearly defined and publicly disclosed in advance of the 2024 regular AGM. These qualifications are structured around five key pillars—management competency, industry expertise, global competency, leadership, and integrity & ethics—and are supported by 12 specific criteria.

In March 2024, the Board established the CEO Candidate Pool Management Committee as a standing Special Committee dedicated to the systematic identification, development, and fair evaluation of CEO candidates. The internal pool—developed through the Company’s CEO training program—and the external pool—sourced from executive search firms—are reviewed and updated to ensure a consistent and predictable succession process. The CEO candidate pooling process is conducted annually.

As of today, we have appointed two Representative Directors to ensure seamless business operations in the CEO’s absence. To minimize operational disruptions in the event the CEO becomes unable to serve, our internal regulations require the Board to deliberate on the appointment of an acting CEO.

Basic Qualifications for CEO Candidate Pool

Lv. 1	Management Competency	Industry Expertise	Global Competency	Leadership	Integrity & Ethics
Lv. 2	(a) Vision and value proposition	(a) Insight into the Group’s core businesses and discovery of business opportunities	(a) Understanding of the global landscape and culture	(a) Talent development	(a) Integrity
	(b) Strategic thinking/ decision-making	(b) Understanding of new future technology	(b) Global business strategy setting and execution	(b) Communication skills	(b) Business ethics/ compliance
	(c) Innovation leadership and crisis response				(c) Harmony with social value

CEO Candidate Pool Management Committee Held (Jan. 1, 2024-report submission date)

Date	Deliberation Item	Resolution Status	Kwon, Tae-Kyun	Yoo, Young Sook	Yoo, Jin Nyoung	Sohn, Sung Kyu	Kim, Joon Gi	Park, Sung Wook
Aug. 9, 2024	Plans for CEO Candidate Pool Development	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor
Nov. 15, 2024	Results of CEO Candidate Pooling	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor
May 8, 2025	Results of the H1 2025 CEO Candidate Pooling	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor
	Plan to Strengthen Internal CEO Candidate Development	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor

Note:	In addition to regular meetings, the CEO Candidate Pool Management Committee held two roundtable sessions, on September 9, 2024 and January 22, 2025.

(3)	Training status of the candidates during the period subject to disclosure

Candidates	have received training Yes

Since 2017, we have implemented a structured approach to cultivating future top management by identifying and managing key talent pools at various levels—including CEO, top management, and executive candidates. This is carried out through a continuous, year-round cycle of selection, development, and evaluation. Each year, all key candidates are reassessed; individuals demonstrating insufficient performance or potential are excluded, while new high-potential talent is added, thereby ensuring systematic cultivation of the CEO candidate pool. Once selected, candidates are assigned to critical roles that strengthen their managerial and leadership capabilities. They also receive targeted training on core business responsibilities and professional management skills, along with one-on-one mentoring from external experts.

In 2024, we offered key talent a variety of development opportunities, including CEO programs at leading universities and institutions, specialized courses in ESG, health and safety, and AI, external executive training (e.g., CTO development programs), and personalized CEO mentoring.

Notably, since 2022, we have been operating the Future Entrepreneurship Talent Development Program to nurture CEO candidates from a mid- to long-term perspective. This program selects talent at each level, helping them build management expertise, broaden internal and external networks, and gain insights through up-to-date theories and case studies. The program is reviewed and enhanced annually to align with evolving industry trends.

The CEO Entrepreneurial Top Talents Program (CETP) has been expanded to include more mentoring by industry leaders, consultants, and economists, aimed at deepening their management expertise and business insights for driving management innovation. The program also placed a greater emphasis on group discussions.

The Senior Executive Entrepreneurial Top Talents Program (SETP) has broadened its curriculum beyond group projects to include theme-based discussions on management strategies, technology trends, and financial management; expert mentoring; paper assignments; and follow-up review sessions focused on specific areas. These enhancements support senior executive candidates in developing the capabilities needed to lead business operations and secure new growth drivers.

The Junior Executive Entrepreneurial Top Talents Program (JETP) focuses on team-based projects in the Group’s core business areas to help develop essential executive competencies. The program also includes expanded courses for management competency assessment and feedback.

Note:	The Entrepreneurial Top Talents Program (ETP) comprises three tiers—CETP (CEO Entrepreneurial Program), SETP (Senior Executive Top Talents Program), and JETP (Junior Executive Top Talents Program).

Moreover, leadership sessions involving all outside directors and the CEO serve as a platform to share the outcomes of CEO candidate development efforts, ensuring a fair and seamless CEO succession process.

(4)	Describe improvements and supplements in the CEO succession policy, if any, occurred between the start of the period subject to disclosure to the report submission date.

At the 57th regular AGM held in March 2025, the Articles of Incorporation were amended to enhance the verification of qualifications from the shareholders’ perspective. Under the revised provisions, if a candidate for inside director has already served two terms as the CEO & Representative Director and is nominated again for the same position, the resolution required for appointment at the AGM is raised from an ORDINARY RESOLUTION to a SPECIAL RESOLUTION.

B.	Based on the above, if there is no CEO succession policy in place, or the policy has any shortcomings, explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[303300] (Sub-principle 3-3) – The Board shall establish and operate internal control policies to appropriately manage the company’s risks and continuously improve and supplement those policies.

Briefly describe the company’s compliance with the above sub-principle (95 bytes or less).

We have a risk management system to monitor and respond to risks and report results to the BOD.

A.	Describe the company’s internal control policies and explain whether they are continuously improved and supplemented, including the following:

(1)	To systematically detect and manage company-wide risks, does the company have any policy in place to promote sustainable growth of the company? If so, describe the current operation status.

A company-wide risk management policy is in place: Yes

Business Risk Management

Business risks are monitored by the Corporate Strategy Division, the Business Synergy Division, and the Finance & IR Division, with findings reported to the Board of Directors. The Management Strategy Office, under the Corporate Strategy Division, is responsible for overseeing group-wide strategy implementation and risk management during the investment process. The Finance & IR Division manages an internal investment review committee and monitors financial risks, including exchange rates and liquidity. Major issues identified by each division, along with key decisions related to new business investments, are first reviewed by the Finance Committee and ultimately decided by the Board of Directors. External business risks—such as industry and financial market trends, shifts in global business environments, and competitor strategies—are continuously monitored by the POSCO Research Institute. Monitoring results are regularly reported to relevant departments and shared across all group companies via the Global Information Hub (GIH).

ESG and Other Non-Business Risk Management

The Management Strategy Office under the Corporate Strategy Division establishes and operates a Group-wide ESG issue response and management system to effectively address internal and external ESG risks across the POSCO Group. The Corporate Strategy Division sets criteria for identifying and assessing ESG risks that require Group-level oversight and monitors the status of such risks at each operating company on a monthly basis. Key ESG issues are reported quarterly to the GROUP ESG COUNCIL—a C-level consultative body—where appropriate improvement measures are discussed. The Corporate Ethics Division is responsible for identifying potential risks through internal audits and overseeing overseas compliance. The Corporate Audit Office, which operates under the Corporate Ethics Division, conducts quarterly reviews of the consolidated financial statements and the internal accounting management system to strengthen financial risk controls. The Audit Committee receives quarterly reports on audit results from the external auditor and holds separate sessions—without top management present—to hear the independent opinions of the external auditor, thereby enhancing the Committee’s supervision of the Company’s financial risks.

Strengthening Risk Management in the Holding Company System

In 2025, the fourth year since the launch of POSCO Group’s holding company structure, we redefined the direction of our Group-wide organizational operations to enhance synergies between the holding company and its operating companies and to reinforce risk management in response to increasingly uncertain business conditions. Accordingly, we integrated business risks related to management strategy, new business development, global M&A, and ESG into a single function, the Management Strategy Office within the Corporate Strategy Division. In addition, to strengthen risk management across overseas affiliates, we reorganized regional representative affiliates1) as entities under POSCO HOLDINGS and established the Australia Key Resources Research Center to secure core mineral resources and fortify the raw material supply chain.

1)	Regional representative affiliates refer to POSCO-America, POSCO-Europe, POSCO-China, and POSCO-Japan.

(2)	Does the company have a compliance management policy? if so, describe the current operation status.

A compliance management policy is in place Yes

In May 2012, we established and implemented compliance control standards through a resolution of the Board to verify our adherence to a compliance management policy. These standards were formalized as internal company regulations in August 2017. We appoint a legally qualified compliance officer responsible for overseeing the legality of our business operations in accordance with these standards, while also leading a broad range of compliance support initiatives. These include checklist-based self-assessments by departments and proactive risk management to ensure that organizational practices remain fully compliant. The appointment of the compliance officer and related activities are disclosed in our business reports, and the results of compliance activities are regularly reported to the Board.

Compliance Officer Profile

Name	Gender	Date of Birth	Position	Responsibility	Career	Date of Appointment (tenure)

Lee, Sung Wook	Male	Oct. 1964	SEVP	- Head of the Corporate Compliance and Ethics Division - Compliance Officer	- Seoul National University (BA) - Chief Prosecutor, Seoul High Prosecutor’s Office; Incheon District Prosecutor’s Office - Attorney at Law, Taewon Law Office	Apr. 19, 2024 (3 years)

Key Activities of the Compliance Officer and Review Results

Date	Key Details of Review	Review and Handling Results
Jan. 2024	- Signed the Fair Trade and Anti-Corruption Pledge	Overall satisfactory. Areas requiring improvement were addressed in accordance with internal policies.
Feb. 2024	- Inspected compliance with holding company activity restrictions - Hosted the POSCO Group Compliance Academy (PCA) - Held briefing sessions with operating companies on group-wide business practices
Mar. 2024

- Reviewed compliance officer activity plans to strengthen the effectiveness of compliance control systems at operating companies

- Organized and operated a task force to support the implementation of compliance programs (CPs) at operating companies (March–November)

- Launched a Fair Trade CP campaign

Apr. 2024	- Hosted the Council of Compliance Officers at operating companies - Provided bid-rigging prevention training for working-level employees of operating companies
May 2024	- Conducted a fair trade disclosure briefing and joint verification session for working-level employees of operating companies
Jun. 2024

- Reviewed internal regulations on fair trade and trade secret protection

- Revised the Fair Trade CP Operating Guidelines and Fair Trade CP Manual

- Conducted joint inspections with operating companies on the implementation status of the supply price indexation system

- Performed Fair Trade CP risk assessments and effectiveness evaluations for H1

Jul. 2024	- Distributed compliance letters to disclosure officers and staff at operating companies
Aug. 2024	- Delivered fair trade compliance briefings for the management of operating companies (August–November)
Sep. 2024

- Assessed the effectiveness of compliance control systems at POSCO HOLDINGS and its operating companies

- Reviewed and reinforced legal support for serious accidents at operating companies

- Hosted the POSCO Group Compliance Academy (PCA)

- Provided training to POSCO Group in-house counsel on the latest corporate compliance trends

Oct. 2024	- Conducted department-level (voluntary) compliance inspections - Revised the Fair Trade CP Operating Guidelines and the Group Business Management Guidelines
Nov. 2024

- Conducted a fair trade joint inspection across the POSCO Group

- Revised the Fair Trade CP Manual

- Performed Fair Trade CP effectiveness evaluations for H2

- Held a compliance inspection and support briefing for legal executives and in-house counsel of POSCO Group (including a lecture by the Compliance Officer)

Dec. 2024	- Implemented a Fair Trade CP campaign - Convened the Fair Trade Compliance Council

(3)	Does the company have an internal accounting management policy? If so, describe the current operation status.

An internal accounting management policy is in place Yes

In early 2001, we proactively adopted an internal accounting management system when such frameworks were first introduced in Korea, and have since continued to enhance and improve it through annual self-assessments. Since FY2006, our consolidated internal accounting management system has been subject to audits by external auditors. As a company listed on the NYSE, POSCO is also subject to the Sarbanes-Oxley Act, a US corporate accounting reform law enacted in July 2002 that imposes strict penalties for accounting fraud. In alignment with this, the scope of our internal accounting management system has been extended beyond POSCO HOLDINGS to include key consolidated subsidiaries, thereby strengthening accounting oversight across the entire POSCO Group.

We comply with the Act on External Audits of Stock Companies and other relevant regulations, and operate a robust system that includes the establishment of a dedicated internal accounting management department, the formulation of policies and guidelines, development and implementation of training programs, and the incorporation of internal accounting evaluation results into personnel assessments and compensation decisions.

Each fiscal year, we evaluate the effectiveness of our consolidated internal accounting management system and report the results to the AGM, the Board, and the Audit Committee through the Representative Director. These evaluations consist of two parts: a design assessment and an operational assessment. The design assessment reviews whether control activities are appropriately structured to detect and prevent errors or irregularities that could affect financial reporting, and assesses their adequacy and completeness. The operational assessment verifies whether the control activities are executed as described and whether their implementation can be substantiated with evidence. If deficiencies are identified, they are addressed through discussions between the external auditor, the relevant department, and the personnel responsible for implementing the controls to ensure proper corrective actions are taken.

(4)	Does the company have a disclosure information management policy? If so, describe the current operation status.

A disclosure management policy is in place Yes

We have also established disclosure information management guidelines, which are regularly communicated to relevant departments and subsidiaries. Additionally, we operate a process to assess whether information is subject to disclosure, including a preliminary review of items submitted to the Board or its Special Committees. For information deemed to require disclosure, the Disclosure Officer reviews the accuracy of the content in coordination with the relevant department and submits the results. After review and approval by both the head of the disclosure department and the person in charge of disclosure, the information is disclosed in a timely and appropriate manner. For regular disclosures such as business reports, we follow internal control procedures that include confirmation by the head of the responsible department and final approval by the executive in charge of disclosure.

(5)	Are there any other policies that the company operates specifically for internal control?

-

B.

Based on the above, describe any shortcomings in the company’s internal policies or any policies that have been implemented at a lower level according to the company size. Explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[304000] (Core Principle 4) The Board shall be composed so as to facilitate effective decision-making and supervision of management; and the directors shall be appointed through a transparent process, which reflects the diverse opinions of shareholders.

[304100] (Sub-principle 4-1) – The Board shall be organized to be able to hold effective, thoughtful discussions and make decisions on important matters for the sustainable development of the company, and shall have a sufficient number of outside directors to allow them to work independently from management and controlling shareholders.

Briefly describe the company’s compliance with the above sub-principle (93 bytes or less).

The BOD comprises six outside and four inside directors and ensures informed decision-making.

A.	Describe the composition of the Board, including the following:

(1)	Organizational chart of the Board, committees of the Board, supporting organizations, etc.

Table 4-1-1: Structure of the Board of Directors and Its Special Committees (as of the report submission date)

(2)	Composition of the Board, age of the Board members, and gender ratio as of the report submission date

The composition of the Board of Directors as of the report submission date is as follows. Age and tenure are based on the same date.

The end-of-term dates in the table below are calculated based on the standard tenure of inside and outside directors from their respective appointment dates. The actual end-of-term dates will align with the date of the regular AGM.

Table 4-1-2: Composition of the Board

	Type	Gender	Age	Job position	Total term served as a Director (Months)	Date of term expiration	Expertise	Career background
Chang, In Hwa	Inside	M	69	• CEO & Representative Director	14	Mar 21, 2027	• Steel production & technology • New business • Investment • Marketing

Mar. 2024–Present: CEO & Representative Director, POSCO HOLDINGS

Mar. 2021–Mar. 2024: Senior Corporate Advisor, POSCO

Mar. 2018–Feb. 2021: Head, Steel Business Group (President & Representative Director), POSCO

Mar. 2017–Feb. 2018: Head, Steel Production Division (Inside Director & SEVP), POSCO

Feb. 2016–Feb. 2017: Head, Technology and Investment Division and Technical Research Laboratories (SEVP), POSCO

Feb. 2015–Jan. 2016: Head, Steel Solution Marketing Office (EVP), POSCO

Mar. 2014–Feb. 2015: Head, New Business Development Office (EVP), POSCO

Jan. 2011–Mar. 2014: Head, New Business Office and New Growth Business Office (SVP), POSCO

1988: PhD in marine engineering, MIT (USA)

Lee, Ju Tae	Inside	M	61	• Representative Director • Head, Corporate Strategy Division • Member, Finance Committee	2	Mar. 20, 2026	• Strategy & planning • Investment • Purchasing • Overseas business

Mar. 2025–Present: Head, Corporate Strategy Division (President & Representative Director), POSCO HOLDINGS

Jan. 2025–Feb. 2025: Head, Corporate Strategy Division (SEVP), POSCO HOLDINGS

Apr. 2024–Dec. 2025: Head, Management Strategy Team (SEVP), POSCO HOLDINGS

Mar. 2023–Mar. 2024: Head, Corporate Planning Division (Inside Director & SEVP), POSCO

Jan. 2023–Mar. 2023: Head, Corporate Planning Division (EVP), POSCO

Jan. 2021–Jan. 2023: Head, Procurement and Investment Division (SEVP), POSCO

Jan. 2019–Dec. 2020: Head, Management Strategy Office (EVP), POSCO

Feb. 2018–Dec. 2018: Representative President (EVP), POSCO–Asia (Hong Kong)

Mar. 2015–Feb. 2018: Representative President (SVP), POSCO–Asia (Hong Kong)

Jul. 2014–Mar. 2015: Representative President (SVP), POSCO–America (USA)

1988: BA in economics, Kyungpook National University

Chun, Sung Lae	Inside	M	61	• Head, Business Synergy Division (SEVP) • Member, ESG Committee	2	Mar. 20, 2026	• Steel & planning • Marketing • Overseas business

Mar. 2025–Present: Head, Business Synergy Division (Inside Director & SEVP), POSCO HOLDINGS

Jan. 2025–Mar. 2025: Head, Business Synergy Division (SEVP), POSCO HOLDINGS

Apr. 2024–Dec. 2024: Head, Carbon Neutral Management Team (SEVP), POSCO HOLDINGS

Jan. 2023–Mar. 2024: Head, Steel Business Management Team (SEVP), POSCO HOLDINGS

Jan. 2022–Dec. 2022: Representative President (SEVP), POSCO Maharashtra (India)

Jan. 2020–Dec. 2021: Representative President (EVP), POSCO Maharashtra (India)

Jan. 2019–Dec. 2019: Head, Hot Rolled & Wire Rod Marketing Office (EVP), POSCO

Jan. 2018–Dec. 2018: Head, Hot Rolled & Wire Rod Marketing Office (SVP), POSCO

Feb. 2016–Jan. 2018: Head, Construction Steel Hot Rolled Marketing Department (SVP), POSCO

1989: BA in international trade, Kyungpook National University

Kim, Ki Soo	Inside	M	60	• CTO • Head, New Experience of Technology Hub	14	Mar. 20, 2026	• Steel technology • New technology development

Mar. 2024–Present: Group CTO, New Experience of Technology Hub (Inside Director & SEVP), POSCO HOLDINGS

Jan. 2024–Feb. 2024: Head, Technical Research Laboratories (SEVP), POSCO

Jan. 2019–Dec. 2023: Head, Low–Carbon Process R&D Center (EVP), POSCO

Sep. 2016–Dec. 2018: Head, Engineering Solution Office (SVP), POSCO

2001: PhD in metallurgy, University of Sheffield, UK

Kwon, Tae-Kyun	Outside	M	69	• Chair, Board of Directors • Head, CEO Candidate Pool Management Committee • Member, Evaluation and Compensation Committee; Director Candidate Recommendation Committee	51	Mar. 21, 2027	• Finance (banking, public finance, and investment)

Jul. 2022–Present: Outside Director, Kumho Petrochemical

Dec. 2015–Jun. 2021: Senior Advisor, Yulchon LLC.

Jun. 2010–Jun. 2013: Ambassador of Korea to the United Arab Emirates

Jan. 2009–Apr. 2010: Chief Administrator, Public Procurement Service

Mar. 2008–Dec. 2008: Head, Trade and Investment Office, Ministry of Knowledge Economy

Mar. 2007–Mar. 2008: Deputy Minister for Free Economic Zone Planning, MOFE

Oct. 2006–Mar. 2007: Commissioner, Korea Financial Intelligence Unit, MOFE

2001–Jul. 2004: Economic Councilor Permanent Delegation of the Republic of Korea to the OECD

2007: PhD in international studies, Chung–Ang University

Yoo, Young Sook	Outside	F	70	• Head, Director Candidate Recommendation Committee • Member, ESG Committee; CEO Candidate Pool Management Committee	51	Mar. 21, 2027	• Academia (environment)

Jan. 2025–Present: Honorable Chair, Board of Directors, Climate Change Center

Jan. 2020–Jan. 2025: Non-Standing Chair, Board of Directors, Climate Change Center

Mar. 2021–Present: Outside Director, Microgen

Apr. 1990–Present: Senior/Principal/Honorary Research Scientist, Korea Institute of Science and Technology

Feb. 2014–Jan. 2021: Non-Standing Member, Board of Directors, Research Institute of Industrial Science & Technology

Feb. 2014–Jan. 2020: Co–President, Climate Change Center

Jun. 2011–Mar. 2013: Minister of Environment

1986: PhD in biochemistry, Oregon State University (USA)

Yoo, Jin Nyoung	Outside	M	67	• Head, ESG Committee • Member, Evaluation and Compensation Committee; Finance Committee; CEO Candidate Pool Management Committee	39	Mar. 18, 2028	• Industry (new technology development)

Jan. 2019–Present: CEO, Angel 6+

Jan. 2017–Dec. 2018: CTO and President, LG Chem

Dec. 2013–Dec. 2016: Head, Research Park (President), LG Chem

Jan. 2005–Nov. 2013: Head, Research Park (EVP), LG Chem

1990: PhD in polymer engineering, Lehigh University (USA)

Sohn, Sung Kyu	Outside	M	65	• Head, Audit Committee • Member, Director Candidate Recommendation Committee; Finance Committee; CEO Candidate Pool Management Committee	39	Mar. 18, 2028	• Finance & accounting (academia)

Mar. 2025–Present: Professor Emeritus of Business Administration, Yonsei University

Jan. 1993–Feb. 2025: Professor of Business Administration, Yonsei University

Mar. 2019–Mar. 2025: Outside Director, Samsung Asset Management

Jan. 2016–Dec. 2017: President, Korean Accounting Association

2013–2015: Distinguished Professor, Samil PwC

Jan. 2011–Dec, 2013: Non-Standing Commissioner, Securities and Futures Commission, South Korea

Jan. 2008–Oct. 2010: Non-standing Member, Korea Accounting Standards Board

1992: PhD in business administration, Northwestern University

Kim, Joon Gi	Outside	M	60	• Head, Evaluation and Compensation Committee • Member, Audit Committee; ESG Committee; CEO Candidate Pool Management Committee	26	Mar. 17, 2026	• Law (international trade) • Corporate governance

Mar. 2008–Present: Professor of Law, Yonsei University (Yonsei Law School)

Feb. 2025-Present Arbitrator, Court of Arbitration for Sport (CAS)

Jul. 2024-Present: Member, International Court of Arbitration, International Chamber of Commerce (ICC)

Jul. 2021–Jun. 2024: Alternative Member, International Court of Arbitration, ICC

Apr. 2022–Apr. 2024: President, Korean Council for International Arbitration (KOCIA)

Mar. 2018-Present: Member, International Arbitration Committee, KCAB

Mar. 2013-Present: Panel of Arbitrators, International Centre for Settlement of Investment Disputes, World Bank

Mar. 1998–Feb. 2008: Professor, Graduate School of International Studies, Yonsei University

Mar. 2003–Feb. 2007: Founding Executive Director, Hills Governance Center in Korea

Mar. 1995–Feb. 1998: Professor of Law, Hongik University

Ju. 1992–Feb. 1995: Attorney, Foley & Lardner, Washington, D.C

1992: PhD in law, Georgetown University (USA)

Park, Sung Wook	Outside	M	67	• Head, Finance Committee • Member, Audit Committee; Evaluation and Compensation Committee; CEO Candidate Pool Management Committee	12	Mar. 21, 2027	Industry (business management, technology development)

Dec. 2022–Mar. 2025: Chairperson of the Board, National Academy of Engineering of Korea (NAEK)

Jan. 2015-Present: Member, National Academy of Engineering of Korea

Jan. 2019–Dec. 2022: Management Advisor & Vice Chairperson, SK Hynix

Mar. 2016–Feb. 2019: Chairperson, Korea Semiconductor Industry Association

Feb. 2013–Dec. 2018: CEO (President-Vice Chairperson), SK Hynix

Mar. 2005–Jan. 2013: Head, Research Institute (SEVP), Hynix Semiconductor

Jul. 2001–Feb. 2005: Head, HSA (SVP), Hynix Semiconductor

1992: PhD in material engineering, KAIST

(3)	The composition of the committees of the Board, their chairpersons, the main roles of the committees, etc., as of the report submission date.

Pursuant to Article 542-8 of the Commercial Act, listed companies with total assets of KRW two trillion or more must appoint at least three outside directors, who must also constitute a majority of the Board of Directors. Article 27 of the Articles of Incorporation of POSCO HOLDINGS stipulates that the Board shall be composed of no fewer than three and no more than 13 members, with up to eight outside directors and up to five inside directors. As of May 31, 2024, the Board consisted of six outside directors and four inside directors, satisfying the Commercial Act’s requirement for a majority of outside directors. This composition allows the Board to effectively carry out its oversight responsibilities and support independent and balanced decision-making.

The Board also operates Special Committees, each of which includes a majority of outside directors and inside directors selected for their expertise and relevant experience. This structure enhances both the efficiency and the depth of deliberation within each committee. To ensure continuity and stability in Board operations, outside directors serve fixed terms as outlined below.

The Term of Office of Each Outside Director (as of the report submission date)

Name	Term (Initial Date of Appointment)
Director Kwon, Tae-Kyun (Chair)	From Mar 21, 2024 to the AGM in Mar 2027 (Mar. 12, 2021)
Director Yoo, Young Sook	From Mar 21, 2024 to the AGM in Mar 2027 (Mar. 12, 2021)
Director Yoo, Jin Nyoung	From Mar 20, 2025 to the AGM in Mar 2028 (Mar. 18, 2022)
Director Sohn, Sung Kyu	From Mar 20, 2025 to the AGM in Mar 2028 (Mar. 18, 2022)
Director Kim, Joon Gi	From Mar 17, 2023 to the AGM in Mar 2026 (Mar. 17, 2023)
Director Park, Sung Wook	From Mar 21, 2024 to the AGM in Mar 2027 (Mar. 21, 2024)

Since 2006, we have proactively separated the roles of the Chair of the Board and the CEO & Representative Director to ensure the Board’s independence and enhance the effectiveness of its decision-making. The Chair is elected by a resolution of the Board from among the outside directors. At the regular Board meeting held on March 20, 2025, following the conclusion of the 57th regular AGM, outside director Kwon Tae-Kyun was appointed as Chair of the Board.

As of the report submission date, the composition and primary responsibilities of the Board’s Special Committees are as follows:

Table 4-1-3-1: Status of the Committees of the Board

	Key roles of Board committees	No. of committee members	Committee code	Note
ESG Committee	• Review low-carbon policies related to environmental and climate change issues • Deliberate on safety and health plans • Address matters concerning the operation of the Board and its committees • Deliberate on and approve internal transactions as specified in the Monopoly Regulation and Fair Trade Act	4	A	—
Director Candidate Recommendation Committee	• Assess the qualifications of outside director candidates and make recommendations to the AGM • Oversee the operation of the Outside Director Recommendation Advisor Panel	3	B	—
Evaluation and Compensation Committee	• Address matters related to executive performance appraisals and the development and implementation of compensation plans • Deliberate on director compensation and retirement benefits	4	C	—
Finance Committee	• Deliberate on and decide investment proposals for new and existing projects • Deliberate on and decide corporate bond issuance and other critical financing decisions	4	D	—
Audit Committee	• Audit the legality of management’s business activities • Assess the soundness and validity of financial activities and the integrity of financial reporting • Evaluate the operational status of the internal accounting management system	3	E	—
CEO Candidate Pool Management Committee	• Deliberate on the basic qualifications of CEO candidates as defined by the Board • Deliberate on the pooling results for CEO candidates • Deliberate on CEO candidate development plans • Report the results of CEO candidate development	6	F	—

Table 4-1-3-2: Composition of the Committees of the Board

Committee	Name	Job position	Type	Gender	Concurrent position
ESG Committee (A)	Yoo, Jin Nyoung	Head	Outside	Male	C, D, F
	Yoo, Young Sook	Member	Outside	Female	B, F
	Kim, Joon Gi	Member	Outside	Male	C, E, F
	Chun, Sung Lae	Member	Inside	Male	—
Director Candidate Recommendation Committee (B)	Yoo, Young Sook	Head	Outside	Female	A, F
	Kwon, Tae-Kyun	Member	Outside	Male	C, F
	Sohn, Sung Kyu	Member	Outside	Male	D, E, F
Evaluation and Compensation Committee (C)	Kim, Joon Gi	Head	Outside	Male	A, E, F
	Kwon, Tae-Kyun	Member	Outside	Male	B, F
	Yoo, Jin Nyoung	Member	Outside	Male	A, D, F
	Park, Sung Wook	Member	Outside	Male	D, E, F
Finance Committee (D)	Park, Sung Wook	Head	Outside	Male	C, E, F
	Yoo, Jin Nyoung	Member	Outside	Male	A, C, F
	Sohn, Sung Kyu	Member	Outside	Male	B, E, F
	Lee, Ju Tae	Member	Inside	Male	—
Audit Committee (E)	Sohn, Sung Kyu	Head	Outside	Male	B, D, F
	Kim, Joon Gi	Member	Outside	Male	A, C, F
	Park, Sung Wook	Member	Outside	Male	C, D, F
CEO Candidate Pool Management Committee (F)	Kwon, Tae-Kyun	Head	Outside	Male	B, C
	Yoo, Young Sook	Member	Outside	Female	A, B
	Yoo, Jin Nyoung	Member	Outside	Male	A, C, D
	Sohn, Sung Kyu	Member	Outside	Male	B, D, E
	Kim, Joon Gi	Member	Outside	Male	A, C, E
	Park, Sung Wook	Member	Outside	Male	C, D, E

(4)	Did the company establish a committee of the board for sustainability management? If so, describe the specific functions and roles of the committee.

An ESG committee is in place Yes

We established the ESG Committee through amendments to the Articles of Incorporation and the Operating Rules of the Board of Directors at the regular AGM held in March 2021, with the aim of strengthening the Board’s role in advancing ESG management. The ESG Committee manages and oversees key ESG-related matters of affiliates, internal transactions, and the operation of the Board and its Special Committees, thereby ensuring that the Board takes the lead in driving ESG management across all levels of the Group. As of the report submission date, the ESG Committee’s deliberation and reporting items are as follows:

Deliberation and Reporting for the ESG Committee

ESG Committee

Deliberation Items

1.  Matters concerning the operation of the Board and its Special Committees

A. Development of agenda and operating rules of the Board and its Special Committees

B. Prior deliberation of amendment or repeal of the Operating Rules of the Board of Directors

C. Prior deliberation on the composition and operation procedures of the Board’s Special Committees

2.  Monitoring of ESG performance and report publication

3.  Deliberation and resolution on donations exceeding KRW 0.1 billion but not exceeding KRW 1 billion; prior deliberation on donations exceeding KRW 1 billion (excluding internal transactions as outlined in Paragraph 5)

4.  Deliberation and resolution on transactions below KRW 200 billion, and prior deliberation of transactions exceeding KRW 200 billion involving the largest shareholder (including its specially related persons) and specially related persons of the Company under the Commercial Act, if:

A. A single transaction equals or exceeds one-hundredth of total assets or total sales as of the end of the latest fiscal year

B. The total value of transactions with a specific party during the current fiscal year, including the relevant transactions, equals or exceeds 5/100 of the total assets or sales as of the end of the latest fiscal year (provided, however, that this does not apply to ordinary course transactions conducted within the scope of a pre-approved aggregate amount).

5.  Matters concerning internal transactions under the Monopoly Regulation and Fair Trade Act, such as transactions involving advances, securities, or assets, where a related party is the counterparty or beneficiary

A. Review of risks related to internal transactions and mitigation strategies

B. Prior deliberation of internal transactions (exceeding KRW 200 billion)

C. Deliberation and resolution on internal transactions (exceeding KRW 10 billion but not exceeding KRW 200 billion)

6.  Appointment of the Compliance Officer

Report Items

1.  Matters of importance concerning ESG practices of affiliates

2.  Matters concerning internal transactions (exceeding KRW 5 billion but not exceeding KRW 10 billion)

(5)	Is the Chair of the Board an outside director?

The Board Chair is an outside director Yes

Since 2006, we have proactively separated the roles of the Chair of the board and the CEO & Representative Director to ensure independent and effective decision-making by the board. The Chair is elected from among the outside directors by a resolution of the board. At the regular board meeting convened following the 57th regular AGM on March 21, 2024, outside director Yoo Young Sook was appointed as the Chair of the board.

(6)	Has the company hired a senior outside director and adopted an executive officer system? If so, describe the background, reason(s), rationale, current status, etc. of the system.

A senior outside director system is in place No

An executive officer system is in place No

We do not appoint senior outside directors or executive officers.

B.	Based on the above, describe any shortcomings in the composition of the Board and the independence of outside directors, and explain the reason(s) and plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[304200] (Sub-principle 4-2) – The Board shall be composed of competent persons with expertise and responsibility in various fields of knowledge and experience, so that they can contribute substantially to company management.

Briefly describe the company’s compliance with the above sub-principle (100 bytes or less).

Inside directors have expertise and accountability.Outside directors bring knowledge and experience.

A.	Describe the current status of the Board, including the following:

(1)

Has the company been introduced policies to secure expertise, responsibility, and diversity of the Board? If so, describe them and their current status. Additionally, if all the Board members are of the same gender, explain the reason.

The company falls under the special cases concerning gender composition of the Board Yes

Not all members of the Board are at the same gender Yes

In assessing the qualifications of director candidates, the Director Candidate Recommendation Committee ensures that candidates possess extensive expertise and experience in their respective fields, in accordance with Article 29-3 (qualification for inside director candidate) and Article 31 (qualification for candidate for outside directors) of the Articles of Incorporation, as well as the qualifications stipulated in the Commercial Act. We also meticulously screen candidates to ensure that individuals responsible for undermining corporate value or infringing on shareholder rights and interests are not appointed as directors. Accordingly, all of our directors meet the qualifications required under Articles 382-3 and 542-8 (2) of the Commercial Act and other applicable laws and regulations. At the regular AGM held in March 2021, Yoo, Young Sook, a female environmental expert, was appointed as an outside director. At the regular AGM in March 2022, Yoo, Jin-Nyong, an expert in the development and commercialization of rechargeable batteries and advanced materials technologies, was appointed as an outside director. At the regular AGM held in March 2023, Kim, Joon Gi was appointed as an outside director for his expertise in law, international trade, and corporate governance improvement. The regular AGM held in March 2024 appointed Park, Sung Wook, as an outside director for his expertise in business management and technology development, further strengthening the diversity of the Board of Directors.

As of the report submission date, the Board comprises six outside directors and four inside directors. This composition not only demonstrates that outside directors form the majority of the Board, thereby meeting the requirements of the Commercial Act, but also enables the Board to effectively fulfill its role in overseeing the Company’s business operations and supporting independent decision-making. To establish advanced corporate governance that enhances shareholder value and promotes the rights and interests of stakeholders in a balanced manner, we prioritize expertise and sound judgment in appointing inside directors while ensuring that outside directors contribute their diverse experience to assist management in making informed decisions and independently overseeing the management.

Qualification of Directors

 Corporate Governance Charter

 3-3 Qualification of Directors

①

Directors shall possess an exemplary set of ethics, business sense, and integrity, and the ability to enhance the long-term value of all shareholders and fairly represent the interests of all stakeholders.

②

Inside directors, as high-level managers of the corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

③

Outside directors shall have sufficient knowledge and experience in the relevant field, such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and shareholders.

First, the Board of Directors includes the four inside directors recognized for their expertise and accountability.

Chang, In Hwa, an inside director and CEO & Representative Director, previously led the New Business Development Office, the Technology and Investment Division, and the Steel Business Group while serving as President & Representative Director at POSCO. Through these roles, he developed deep business expertise and management acumen across a wide range of areas, including steel production technology, new business development, and investments. Lee, Ju Tae, an inside director and President & Representative Director, has held key leadership roles at POSCO—including head of the Corporate Strategy Division, Procurement and Investment Division, and Corporate Planning Division—and at POSCO HOLDINGS as head of the Corporate Strategy Team. He brings extensive experience and a broad strategic perspective, and currently leads the Corporate Strategy Division, overseeing group-wide strategic planning and global growth investments. Chun, Sung Lae, an inside director, has served as the head of POSCO’s Hot Rolled & Wire Rod Marketing Office, Representative Director of POSCO Maharashtra in India, and the head of POSCO HOLDINGS’ Carbon Neutral Team, gaining expertise in steel business planning and overseas investments. He is currently the head of the Business Synergy Division, overseeing Group business management and coordination. Kim, Ki Soo, an inside director, gained his expertise on steel technology and research while serving as the head of the Technical Research Laboratories and the Low-Carbon Process R&D Center. Currently working as the SEVP for Technology as well as POSCO Group’s CTO and the head of New Experience of Technology Hub overseeing Group’s R&D operations, he brings his research expertise and insights to contribute to POSCO Group’s new growth technology development.

Next, the Board is also joined by the following six outside directors, each selected for their extensive expertise and experience in the fields of industry, finance, academia, law, accounting, and public service.

Kwon Tae-Kyun, an outside director and Chair of the Board, is an expert in finance, international finance, and investment. He has served as the Economic Counselor at the Korean Mission to the OECD, the director of the Financial Intelligence Analysis Bureau at the Ministry of Finance and Economy, the Administrator of the Public Procurement Service, and the Ambassador to the United Arab Emirates. Yoo, Young Sook, the Chair of the Board, formerly served as Vice President of the Korea Institute of Science and Technology (KIST), where she built her career as an environmental researcher over nearly 30 years. She also served as Minister of Environment and is currently the Chairperson of the Board at the Climate Change Center, a private-sector non-profit organization. She has participated regularly in the UN Climate Change Conference since her tenure as Minister, enabling her to remain up to date on international environmental issues and trends. She brings this experience and expertise—particularly in climate change, the low-carbon economy, and other ESG issues that have emerged as key business agenda—to support the Board’s decision-making. Yoo, Jin Nyoung, previously served as CTO and President and as the head of the Research Park at LG Chem, building expertise in developing new technologies for rechargeable batteries and advanced materials. He is currently engaged in technology development while also serving as CEO of a consulting and startup training company. Sohn, Sung Kyu, is a professor of accounting at Yonsei University and an expert in accounting and finance. He is widely recognized for his extensive experience in corporate accounting and auditing as well as his deep theoretical knowledge. Kim, Joon Gi is a professor of law at Yonsei University (Yonsei Law School), known for his expertise in law, international trade, and corporate governance improvement. He has previously served on arbitration panels for international dispute resolution organizations in Korea and abroad and was the founding Executive Director of the Hills Governance Center. Park, Sung Wook, an outside director newly appointed at the regular AGM in 2024, is currently the Chairperson of the Board of the National Academy of Engineering of Korea. He is renowned for his expertise in business management and research and development, which he gained as the Chairperson of SK Hynix, the head of Hynix Semiconductor’s Research Institute, and the Chairperson of the Korea Semiconductor Industry Association.

(2)	Describe the appointments and changes of directors took place between the start of the period subject to disclosure to the report submission date.

Regarding the appointment and changes of directors between the start date of the period subject to disclosure and the report submission date, please refer to the table below.

The expiry dates shown in the table are based on straightforward calculations of the tenure of inside and outside directors from their respective dates of appointment. The actual expiry dates will correspond to the scheduled date of the regular AGM.

Table 4-2-1: Appointment and Changes of Directors

Name	Type of Director	Date of appointment	(Expected) Date of term expiration	Date of change	Reason for change	Status

Choi, Jeong Woo	Inside	Mar. 11, 2016	Mar. 21, 2024	Mar. 21, 2024	Term expired	Retired

Yoo, Byeong Og	Inside	Mar. 18, 2022	Mar. 21, 2024	Mar. 21, 2024	Term expired	Retired

Kim, Ji Yong	Inside	Mar. 17, 2023	Mar. 21, 2024	Mar. 21, 2024	Term expired	Retired

Jeong, Ki Seop	Inside	Mar. 17, 2023	Mar. 20, 2025	Mar. 20, 2025	Term expired	Retired

Kim, Jun Hyung	Inside	Mar. 21, 2024	Mar. 20, 2025	Mar. 20, 2025	Term expired	Retired

Kim, Hag Dong	Other non-executive	Mar. 18, 2022	Mar. 21, 2024	Mar. 21, 2024	Term expired	Retired

Kim, Ki Soo	Inside	Mar. 21, 2024	Mar. 20, 2026	Mar. 20, 2025	Re-appointed	Employed

Chang, In Hwa	Inside	Mar. 21, 2024	Mar. 21, 2027	Mar. 21, 2024	Newly appointed	Employed

Lee, Ju Tae	Inside	Mar. 20, 2025	Mar. 20, 2026	Mar. 20, 2025	Newly appointed	Employed

Chun, Sung Lae	Inside	Mar. 20, 2025	Mar. 20, 2026	Mar. 20, 2025	Newly appointed	Employed

Kim, Sung Jin	Outside	Mar. 9, 2018	Mar. 21, 2024	Mar. 21, 2024	Term expired	Retired

Pahk, Heui Jae	Outside	Mar. 15, 2019	Mar. 21, 2024	Mar. 21, 2024	Resigned	Retired

Yoo, Young Sook	Outside	Mar. 12, 2021	Mar. 21, 2027	Mar. 21, 2024	Re-appointed	Employed

Kwon, Tae-Kyun	Outside	Mar. 12, 2021	Mar. 21, 2027	Mar. 21, 2024	Re-appointed	Employed

Sohn, Sung Kyu	Outside	Mar. 18, 2022	Mar. 20, 2028	Mar. 20, 2025	Re-appointed	Employed

Yoo, Jin Nyoung	Outside	Mar. 18, 2022	Mar. 20, 2028	Mar. 20, 2025	Re-appointed	Employed

Kim, Joon Gi	Outside	Mar. 17, 2023	Mar. 20, 2026	Mar. 17, 2023	Newly appointed	Employed

Park, Sung Wook	Outside	Mar. 21, 2024	Mar. 21, 2027	Mar. 21, 2024	Newly appointed	Employed

B.

Based on the above, describe any shortcomings in the composition of the Board in terms of diverse backgrounds, expertise, and responsibility. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

As noted in section “A. Policies to Ensure the Expertise, Accountability, and Diversity of the Board of Directors and the Detailed Status of Each Member,” Yoo Young Sook was appointed as an outside director in 2021 in recognition of her extensive experience as an environmental researcher at the Korea Institute of Science and Technology (KIST). Her appointment was intended to enhance the Board’s ability to make informed decisions and strengthen its capacity to address ESG-related priorities, such as climate change and the transition to a low-carbon economy. She continues to play an active role in environmental initiatives both domestically and internationally, including serving as Chair of the Board at the Climate Change Center, a private-sector nonprofit organization. Yoo was reappointed as an outside director and elected Chair of the Board at the regular AGM held in March 2024, where she has made significant contributions to our ESG-related business activities and the effective operation of the Board.

To support the expansion of new businesses across the POSCO Group, Yoo Jin Nyoung was appointed as an outside director in 2022 for his expertise in the development and commercialization of advanced technologies, including rechargeable batteries and advanced materials. He began his career as a researcher at LG Chem’s Polymer Research Institute and went on to serve as Chief Technology Officer and head of the Research Park. He now remains actively involved in technology development through his consulting and startup training business, leveraging his extensive network and deep understanding of both domestic and global technology trends to help POSCO HOLDINGS shape forward-looking innovation policies.

At the regular AGM held in March 2024, Park Sung Wook was appointed as an outside director in recognition of his expertise in business management and R&D within the manufacturing sector. He began his career as an industrial researcher at Hyundai Electronics and subsequently served as head of the Research Institute at Hynix Semiconductors, Chief Technology Officer overseeing R&D and manufacturing at SK Hynix, and ultimately chairperson of SK Hynix. Currently serving as chairperson of the Board at the National Academy of Engineering of Korea, he remains deeply engaged in advancing R&D and technological innovation. Leveraging his extensive experience and deep knowledge in business management and industrial R&D, Park provides valuable insights to the Board and contributes meaningfully to the Company’s technology strategy.

Going forward, we will continue to ensure that the Board is composed of competent individuals with diverse backgrounds, expertise, and a strong sense of accountability. This will allow the Board to remain both independent and professional in navigating a broad spectrum of issues, thereby further enhancing its competitiveness.

Board Skills Matrix (as of the report submission date)

In line with the Board of Directors’ approval in December 2023 of the proposed POSCO-style governance framework, we structured the outside directors’ skills matrix into categories of common competencies and specialized competencies, providing greater detail on the required industry experience and technological expertise.

Category			Chang, In Hwa	Lee, Ju Tae	Chun, Sung Lae	Kim, Ki Soo	Kwon, Tae-Kyun	Yoo, Young Sook	Yoo, Jin Nyoung	Sohn, Sung Kyu	Kim, Joon Gi	Park, Sung Wook
Skills Matrix	General	① ESG/sustainability Management	•	•	•	•	•	•	•	•	•	•
		② Leadership	•	•	•	•	•	•	•	•	•	•
		③ Risk management	•	•	•	•	•	•	•	•	•	•
	Specific	① Industry experience	•	•	•	•	—	—	•	—	—	•
		② Technology, digital and innovation	•	—	—	•	—	•	•	—	—	•
		③ Finance and accounting	•	•	•	—	•	—	—	•	•	•
		④ Law and public policy	—	—	—	—	•	•	•	—	•	—
		⑤ International business management	•	•	•	—	•	—	•	—	•	•
		⑥ Business development and M&A	•	•	•	•	•	—	•	—	—	•

[304300] (Sub-principle 4-3) - The company shall ensure fairness and independence in the process of recommendation and appointment of directors.

Briefly describe the company’s compliance with the above sub-principle (99 bytes or less).

The Director Candidate Recommendation Committee has three outside directors to ensure independence.

A. Describe whether the company has established a committee for recommending candidates for inside and outside directors, etc. If so, describe the details of the committee and its activities.

A director recommendation committee, etc. is in place Yes

Percentage of outside directors among the director recommendation committee members (%) 100

POSCO HOLDINGS operates the Director Candidate Recommendation Committee to nominate outside director candidates for approval at the AGM. The Committee is primarily responsible for screening and recommending qualified outside director candidates to the AGM and conducting preliminary reviews of inside director candidates. It also undertakes prior deliberations on the appointment of members to the Board’s Special Committees and the selection of Representative Directors from among inside directors, excluding the CEO & Representative Director.

Pursuant to Article 542-8 of the Commercial Act, listed companies with assets of KRW two trillion or more—including POSCO HOLDINGS—must appoint at least three outside directors, who must also constitute a majority of the Board. These companies are also required to structure their Outside Director Candidate Recommendation Advisor Panel such that outside directors form a majority. To go beyond these statutory requirements and further ensure independence, all three members of POSCO HOLDINGS’ Director Candidate Recommendation Committee are outside directors. As of the report submission date, the Committee is chaired by outside director Yoo Young Sook.

Since 2004, we have maintained the Outside Director Recommendation Advisor Panel to ensure the independence and transparency of our outside director nomination process. Established by a resolution of the Director Candidate Recommendation Committee, the Panel consists of five highly respected senior figures from the fields of industry, finance, academia, and law. These individuals are selected for their sound judgment and deep understanding of corporate governance, free from external influence. The Panel submits a list of candidates equal to five times the number of director seats to be filled, from which the Committee evaluates and recommends the final nominees to the AGM for appointment.

B.	Describe whether the company has been providing its shareholders with the sufficient amount of information about director candidates and time for review, including the following:

(1)

Did the company provide detailed information on the director candidates in the case where the appointment of a director was included in the agenda list of AGMs held between the start of the period subject to disclosure to the report submission date?

The Director Candidate Recommendation Committee evaluates the qualifications of outside director candidates and recommends them to the AGM in accordance with the Commercial Act—including Article 382(3) (qualifications for outside directors of corporations) and Article 542-8(2) (qualifications for outside directors of listed companies), as well as the Articles of Incorporation, specifically Article 30 (recommendation of candidates for outside directors) and Article 31 (qualifications for candidates for outside directors). To facilitate thorough shareholder review, we provide advance disclosure of each candidate’s key professional background and other relevant information pertaining to their appointment. In compliance with Article 542-4 of the Commercial Act, we notify shareholders of the AGM agenda either in writing or electronically at least two weeks prior to the meeting, or through an electronic disclosure. In practice, however, we exceed this statutory requirement by disclosing the full agenda four weeks in advance, aligning with the convocation notice guidelines outlined in the Code of Best Practices for Corporate Governance. This ensures that shareholders are given sufficient time to assess the proposals in detail.

Table 4-3-1: Information Provided on Director Candidates

AGM	Name	Date of information provision (1)	Date of AGM(2)	No. of Days between date of information provision and AGM((2)-(1))	Type of director candidates	Information provided	Remark
56th regular AGM	Chang, In Hwa (N), Jeong, Ki Seop (R), Kim, Jun Hyung (N), Kim, Ki Soo (N)	Feb. 21, 2024	Mar. 21, 2024	29	Inside

Announcement on the Convocation of AGM

1.Candidates’ key personal and career profile

2.Transactions with the Company for the past three years

3.Relationship with the largest shareholder

4.Detailed careers and nominators

5.Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications Reasons for recommendation by the Board

	Yoo, Young Sook (R), Kwon, Tae-Kyun (R), Park, Sung Wook (NAC)	Feb. 21, 2024	Mar. 21, 2024	29	Outside

Announcement on the Convocation of AGM

1.Candidates’ key personal and career profile

2.Transactions with the Company for the past three years

3.Relationship with the largest shareholder

4.Detailed careers and nominators

5.Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications Reasons for recommendation by the Board

57th regular AGM	Lee, Ju Tae (N), Chun, Sung Lae (N), Kim, Ki Soo (R)	Feb. 19, 2025	Mar. 20, 2025	29	Inside

Announcement on the Convocation of AGM

1.Candidates’ key personal and career profile

2.Transactions with the Company for the past three years

3.Relationship with the largest shareholder

4.Detailed careers and nominators

5.Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications Reasons for recommendation by the Board

	Yoo, Jin Nyoung (R), Sohn, Sung Kyu (R)	Feb. 19, 2025	Mar. 20, 2025	29	Outside

Announcement on the Convocation of AGM

1.Candidates’ key personal and career profile

2.Transactions with the Company for the past three years

3.Relationship with the largest shareholder

4.Detailed careers and nominators

5.Tax delinquencies, previous employment as executives at failed companies, and statutory disqualifications Reasons for recommendation by the Board

Note:	(N) Newly appointed; (R) Re-appointed; (NAC) Newly appointed as an outside director and member of the Audit Committee

(2)	For reappointed director candidates, has the company disclosed whether and how their past activities as Board members have been disclosed? If so, describe the disclosure method and details.

Information on activities of a reappointed included has been provided Yes

The activities of the Board of Directors, including major resolutions and the specific actions of its Special Committees, are disclosed on a regular basis through quarterly, semi-annual, and annual business reports. Appointments and reappointments of both inside and outside directors are publicly announced via press releases that outline their key experience, areas of expertise, and the rationale behind their selection. For reappointments, we provide the same level of comprehensive disclosure—including all documentation required under the Commercial Act—as we do for new appointments.

C.

Describe whether the company adopted a cumulative voting system. Give detailed explanations on measures and efforts the company has taken to gather opinions from minority shareholders in the process of candidate selection and appointment.

A cumulative voting system has been adopted Yes

Since 2004, POSCO HOLDINGS has adopted cumulative voting to enhance shareholders’ ability to exercise their voting rights in director appointments. Under Articles 382-2 and 542-7 of the Commercial Act, when two or more directors are to be appointed at a general shareholders’ meeting, shareholders holding at least one-hundredth of the total issued shares (excluding non-voting shares) may request the use of cumulative voting. Such a request must be submitted in writing or electronically at least six weeks prior to the meeting (or by the date of the previous year’s meeting of shareholders if it is a regular AGM). In cumulative voting, shareholders are granted votes equal to the number of directors to be elected multiplied by the number of shares they own. These votes can be allocated freely to one or more candidates. The candidates with the highest number of votes are elected in descending order.

To ensure that minority shareholder voices are reflected in the nomination and appointment of directors, we accept shareholder proposals in accordance with Article 363-2 (shareholders’ rights to make proposals) of the Commercial Act. Shareholders who have held at least 0.5% of issued shares for six months or more may submit proposals, including director nominations, for the AGM. These proposals must be submitted in writing or electronically no later than six months before the anniversary of the previous AGM. For example, on January 25, 2018, Dutch asset management companies APG and Robeco proposed a candidate for outside director pursuant to Articles 363-2 and 542-6(2) of the Commercial Act. However, the candidate later withdrew for personal reasons.

In addition to these statutory procedures, we introduced a shareholder recommendation system in 2018 to encourage broader participation in nominating outside director candidates. This system allows shareholders to recommend preliminary candidates even before the Outside Director Candidate Recommendation Committee is convened. Recommended candidates undergo the same qualification review process as those identified by the Outside Director Candidate Recommendation Advisor Panel and are included in the official pool of candidates. Until the 2024 AGM, the eligibility threshold for recommending outside director candidates was 0.5% of issued shares with voting rights. Starting with the 2025 AGM, the threshold has been lowered to 0.1% to promote more inclusive shareholder engagement and to diversify the pool of potential candidates.

D.

Based on the above, describe any shortcomings in securing fairness and independence in the process of candidate recommendation and appointment. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

As outlined in section “A. Describe whether the company has established a committee for recommending candidates for inside and outside directors, etc. If so, describe the details of the committee and its activities,” POSCO HOLDINGS has operated the Outside Director Recommendation Advisor Panel since 2004 to ensure independence and transparency in the appointment of outside directors. The Panel, composed of five highly respected senior leaders, proposes a list of candidates amounting to five times the number of directors to be appointed. These candidates are then evaluated by the Director Candidate Recommendation Committee based on their qualifications. The Committee recommends the final candidates to the AGM, which holds the authority to make the ultimate decision on director appointments.

To appoint outside directors at the 2025 AGM, the Panel convened four times to identify and nominate candidates. The Director Candidate Recommendation Committee subsequently held two meetings to assess the candidates’ qualifications and recommend the final nominees to the AGM, thereby ensuring a fair and independent appointment process.

[304400] (Sub-principle 4-4) – The company shall make efforts not to appoint a person who is accountable for damaging corporate value or infringing on the shareholders’ rights and interests as an executive.

Briefly describe the company’s compliance with the above sub-principle (94 bytes or less).

We thoroughly assess candidates in the pool on expertise, leadership, performance, and ethics.

A.

Describe details about the appointment of executives, including the unregistered ones, who are responsible for damaging corporate value or infringing on the shareholders’ rights and interests, including the following:

(1)	Status of registered executives

Table 4-4-1: Status of Registered Executives

Name	Gender	Job Position	Full-time	Responsibility
Chang, In Hwa	Male	CEO & Representative Director	Yes	• Overall management of the Company
Lee, Ju Tae	Male	President & Representative Director	Yes	• Head, Corporate Strategy Division • Member, Finance Committee
Chun, Sung Lae	Male	Inside director & SEVP	Yes	• Head, Business Synergy Division • Member, ESG Committee
Kim, Ki Soo	Male	Inside director & SEVP	Yes	• Head, New Experience of Technology Hub • Group CTO (concurrent position)
Kwon, Tae-Kyun	Male	Outside director	No	• Chair, Board of Directors • Head, CEO Candidate Pool Management Committee • Member, Evaluation and Compensation Committee; Director Candidate Recommendation Committee
Yoo, Young Sook	Female	Outside director	No	• Head, Director Candidate Recommendation Committee • Member, ESG Committee; CEO Candidate Pool Management Committee
Yoo, Jin Nyoung	Male	Outside director	No	• Head, ESG Committee • Member, Evaluation and Compensation Committee; Finance Committee; CEO Candidate Pool Management Committee
Sohn, Sung Kyu	Male	Outside director	No	• Head, Audit Committee, • Member, Director Candidate Recommendation Committee; Finance Committee; CEO Candidate Pool Management Committee
Kim, Joon Gi	Male	Outside director	No	• Head, Evaluation and Compensation Committee • Member, Audit Committee; ESG Committee; CEO Candidate Pool Management Committee
Park, Sung Wook	Male	Outside Director	No	• Head, Finance Committee • Member, Audit Committee; Evaluation and Compensation Committee; CEO Candidate Pool Management Committee

(2)	Status of unregistered executives

Overview of Unregistered Executives as of the report submission date

Name	Gender	Position	Full-time/ Non Full-time	Responsibility
Cho, Min Young	Male	Executive	Full-time	Head, POSCO Group Technology Strategy Office
Choi, Dong Yong	Male	Executive	Full-time	Head, Corporate Strategy Office
Choi, Young	Female	Executive	Full-time	Head, Corporate Social Responsibility Office
Han, Young Ah	Female	Executive	Full-time	Head, IR Office
Hong, Jung Jin	Male	Executive	Full-time	Head, Energy Materials Research Center
Hwang, Chang Hwan	Male	Executive	Full-time	Head, Investment Planning & Engineering Office
Jang, Won Jun	Male	Executive	Full-time	Head, Corporate Audit Office
Kim, Geun Hwan	Male	Executive	Full-time	Head, New Business Investment Office
Kim, Jung Yong	Male	Executive	Full-time	Head, POSCO Global Center Construction TF Team
Kim, Kwang Moo	Male	Executive	Full-time	Head, India Business Development TF Team
Kim, Kyeong Chan	Male	Executive	Full-time	President, POSCO-America
Kim, Kyung Han	Male	Executive	Full-time	Head, Global Trade Policy Team
Kim, Seung Jun	Male	Executive	Full-time	Head, Finance & IR Division
Kim, Sung Jun	Male	Executive	Full-time	Head, Carbon Neutral Strategy Office
Kim, Yong Soo	Male	Executive	Full-time	Head, AI & Robotics Convergence R&D Laboratories
Kim, Yong Soo	Male	Executive	Full-time	President, POSCO-China
Kim, Young Gyu	Male	Executive	Full-time	Head, Finance Office
Lee, Jae Wan	Male	Executive	Full-time	President, POSCO-Europe
Lee, Jae Young	Male	Executive	Full-time	Head, Energy Materials Business Management Office
Lee, Sung Won	Male	Executive	Full-time	Head, Energy Materials Development Office
Lee, Sung Wook	Male	Executive	Full-time	Head, Corporate Compliance Division
Lee, Won Chul	Male	Executive	Full-time	Head, Steel Business Management Office
Lim, Sang Hyuk	Male	Executive	Full-time	Head, PR Office
Na, Seung Min	Male	Executive	Full-time	POSCO-Europe, dispatched to World Steel Association
Oh, Young Dal	Male	Executive	Full-time	Head, Infrastructure Business Management Office
Park, Byung Jik	Male	Executive	Full-time	Head, TTM Office
Park, Hyeon	Male	Executive	Full-time	President, POSCO-Argentina
Shin, Hyeong Gu	Male	Executive	Full-time	President, POSCO-Japan
Shin, Kun Chul	Male	Executive	Full-time	Head, Corporate Management Division
Song, Jong Chan	Male	Executive	Full-time	Head, Business Cooperation Office
Sun, Joo Hyun	Male	Executive	Full-time	President, POSCO-Asia
Yang, Won Jun	Male	Executive	Full-time	Head, Communications Division

(3)

Does the company have a policy to prevent the appointment of any person as an executive who is responsible for the impairment of corporate value or infringement of shareholders’ rights and interests? Describe the policy and its content.

Implemented Yes

The Corporate Governance Charter outlines that directors must possess the qualifications necessary to enhance long-term shareholder value while ensuring a balanced consideration of stakeholder rights and interests. Furthermore, the Code of Ethics specifies that employees are bound by a fiduciary duty to investors, which encompasses the obligation to drive sustainable shareholder value creation.

Corporate Governance Charter

 III. Board of Directors

 3-3. Qualification of Directors

①

Directors shall possess an exemplary set of ethics, business sense, and integrity, and the ability to enhance the long-term value of all shareholders and fairly represent the interests of all stakeholders.

③

Inside directors, as high-level managers of the corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

④

Outside directors shall have sufficient knowledge and experience in the relevant field, such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and shareholders.

We place significant emphasis on executive appointments to enhance corporate value and protect shareholder rights and interests. The responsible department conducts ongoing, year-round verification of executive candidates for their expertise, leadership, and achievements, while also assessing their ethics through various methods to ensure that only outstanding individuals who meet rigorous standards are appointed as executives. Since 2019, we have conducted 360-degree assessments of executives and utilized the results as quantitative data to inform HR decisions, thereby strengthening the robustness of our verification process.

(4)

Has the company appointed any person as an executive who has ever been indicted or found guilty in the final judgment for embezzlement, breach of trust, or unfair trading under the Financial Investment Services and Capital Markets Act, unfair assistance or tunneling under the Fair Trade Act, or whom the Securities and Futures Commission has proposed to dismiss for violating the accounting standards under the Act on External Audit of Stock Companies?

We established the POSCO Code of Ethics in 2003. Chapter IV of the POSCO Code of Ethics Practice Guidelines stipulates the Company’s fiduciary duty to shareholders and investors, which includes the obligation to enhance shareholder value and provide investment information in a fair and transparent manner. The Code also clearly defines the roles and responsibilities of leaders and specifies that employees are subject to strict disciplinary measures, in accordance with relevant regulations, for non-compliance with the Code. In particular, a zero-tolerance policy applies to bribery, embezzlement, information manipulation, and violations of sexual ethics. Each January, all executives and employees sign a pledge to abide by the Code of Ethics. In this regard, we have never appointed any individual who has been penalized for malpractice, embezzlement, or other offenses as an executive. If incumbent executives become the subject of investigations by relevant authorities for serious business-related matters, they are immediately removed from their duties, either through termination of their delegation contract or dismissal, regardless of their remaining term.

(5)	Has there been any shareholder derivative lawsuits filed between the start of the period subject to disclosure to the report submission date? If so, describe it and its current status.

No shareholder derivative lawsuits were filed against the Company between the start date of the period subject to disclosure and the report submission date.

B.

Based on the above, describe any shortcomings in the company’s efforts to prevent those who are responsible for damaging corporate value or infringing on the shareholders’ rights and interests from being appointed as executives. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[305000] (Core Principle 5) Outsider directors shall be able to independently participate in important corporate management decision-making, and to supervise and support the management as board members.

[305100] (Sub-principle 5-1) – Outside directors shall not have any material interest with the company; the company shall check whether a director candidate has any interest with it at the appointment stage.

Briefly describe the company’s compliance with the above sub-principle (94 bytes or less).

We assess candidate interests early to ensure independence and fairness for outside directors.

A.	Describe any interests between the company and an outside director who is incumbent as of the report submission date, including the following:

(1)	Has anyone of the outside directors had ever been employed by the company or its affiliated companies? If so, describe the details.

As of the report submission date, none of the outside directors had been employed by POSCO HOLDINGS or any of its affiliates. In addition, there were no transactions between the outside directors and POSCO HOLDINGS or its invested companies during the past three fiscal years (2022–2024).

Table 5-1-1: Outside Directors’ Term Served as of the Report Submission Date

	Term served at the company (Months)	Term served at the company and its affiliates (Months)
Kwon, Tae-Kyun	50	50
Yoo, Young Sook	50	50
Yoo, Jin Nyoung	38	38
Sohn, Sung Kyu	38	38
Kim, Joon Gi	26	26
Park, Sung Wook	15	15

(2)

In the past three years, have there been any transactions between the company (including its affiliates) and the outside director, or with the corporation in which the outside director holds the largest shares? If so, describe the details.

We comply with the Commercial Act and other applicable laws when appointing outside directors, and we verify whether candidates have any interests in the Company early in the nomination process to ensure their independence and fairness in the overall operations of the Board of Directors. In this regard, we cross-check the professional backgrounds of outside director candidates and review the Company’s transaction records during the appointment process to identify any bilateral transactions or contracts involving these candidates. We also examine the final candidates and any companies in which they are the largest shareholder to detect transactions or interests that could compromise their independence. As a result of these efforts, there have been no transactions over the past three years with outside directors or companies in which they are the largest shareholder that would constitute grounds for legal disqualification.

(3)	In the past three years, have there been any transactions between the company and any corporation in which the outside director has worked as an executive or staff member? If so, describe the details.

As stated in the above section, “2. Transactions between the company (including its affiliates) and the outside director,” POSCO HOLDINGS complies with the Commercial Act and other applicable laws when appointing outside directors, and verifies whether candidates have any interests in the Company early in the nomination process to ensure their independence and fairness in the overall operations of the Board of Directors. In this regard, we cross-check the past professional backgrounds of outside director candidates and review the Company’s transaction records during the appointment process to identify any bilateral transactions or contracts. For final candidates, we also verify both the individuals and the organizations with which they were previously affiliated to identify any significant transactions with or interests in the Company, thereby further enhancing the independence and fairness of the outside directors. There have been no transactions between POSCO HOLDINGS and the companies employing our outside directors that would constitute grounds for legal disqualification.

(4)	Does the company have procedures and relevant regulations to verify the details of the aforementioned transactions? If so, describe the details.

Implemented Yes

Pursuant to Articles 382 and 542-8 of the Commercial Act and our Guidelines on Outside Directors’ Independence and Diversity, we conduct prior reviews to ensure that candidates who meet any disqualification criteria are not appointed as outside directors. In addition to statutory requirements, we meticulously assess candidates based on multiple criteria—such as independence, expertise, and extensive experience—to appoint individuals best suited to POSCO HOLDINGS.

As stated in the above section, “2. Transactions between the company (including its affiliates) and the outside director,” we prepare a confirmation form documenting the disqualification criteria for outside directors as defined in Articles 382 and 542-8 of the Commercial Act during the candidate review process. Leveraging publicly available data on the candidates and their past transactions with the Company, we cross-check each candidate for any grounds for disqualification and exclude those determined to lack independence.

III. Board of Directors

3-3. Qualification of Directors

①

Directors shall possess an exemplary set of ethics, business sense, and integrity, and the ability to enhance the long-term value of all shareholders and fairly represent the interests of all stakeholders.

②

Inside directors, as high-level managers of the corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

③

Outside directors shall have sufficient knowledge and experience in the relevant field, such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and shareholders.

Guidelines on the Independence and Diversity of Outside Directors

Guidelines on the Independence of Outside Directors

•

Outside directors are deemed independent when they meet the following criteria, and a comprehensive assessment should be conducted to determine whether they have any material relationships with the Company:

•	They have not been employed by the Company within the past five years.

•	They have not engaged in business activities as employees of the Company’s affiliates within the past three years (Article 34-5(1) of the Enforcement Decree of the Commercial Act).

•	None of their immediate family members have been employed by the Company or its subsidiaries as executives within the past three years.

•	Neither the outside directors nor their family members have received compensation of KRW 120 million (USD 100,000) or more from the Company within the past three years.

•	They have not held any employment relationship with the Company’s external auditor within the past three years.

•	They are neither advisors nor consultants engaged by the Company or its management.

•

They have not been employed within the past two years by corporations that have entered into major advisory contracts with the Company, including legal or management advisory services (Article 34-5(2)G of the Enforcement Decree of the Commercial Act).

•

They have not been employed within the past two years by corporations whose aggregate transactions with the Company over the past three years amounted to 10% or more of the Company’s total assets or total sales (Article 34-5(2)A of the Enforcement Decree of the Commercial Act).

•	They have no other interests in the Company related to matters decided by the Board.

B.

Based on the above, describe any shortcomings in the efforts to appoint outside directors who do not have material interests with the company. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[305200] (Sub-principle 5-2) – Outside directors shall devote sufficient time and effort to faithfully performing their duties.

Briefly describe the company’s compliance with the above sub-principle (99 bytes or less).

Outside directors attend the BOD, special committees and other meetings, and visit key operations.

A.	Explain overall matters related to the job performance of outside directors, including the following:

(1)	Does the company have internal standards regarding the allowance of outside directors to hold concurrent positions with other companies? If so, describe it.

Implemented No

POSCO HOLDINGS does not maintain separate internal standards governing outside directors’ concurrent positions at other companies. However, we fully comply with the disqualification criteria for outside directors as stipulated in Article 542-8 of the Commercial Act and Article 34 of its Enforcement Decree, and we ensure that any incumbent outside director who meets any of these criteria is removed from office. In addition to the statutory disqualification criteria prescribed in the Commercial Act and its Enforcement Decree, outside directors are required to proactively notify the Board of Directors and the Company in advance of any other engagements that could materially affect their attendance or participation in Board meetings and related activities.

(2)	Describe the status of outside directors’ concurrent employment with other companies as of the report submission date.

The incumbent outside directors holding concurrent positions as of the report submission date are shown in the table below.

The end-of-term dates indicated in the table are based on straightforward calculations of the tenure of inside and outside directors from their respective dates of appointment. The actual expiry dates will correspond to the scheduled date of the regular AGM.

Table 5-2-1: Status of Outside Directors’ Concurrent Employment

	Audit Committee Member	Date of initial appointment	Date of term expiration	Current position	Concurrent Employment Status
					Name of the institution	Position	Term started from (Month)	Listing Status of the institution
Kwon, Tae-Kyun	X	Mar. 12, 2021	Mar. 21, 2027	—	· Kumho Petrochemical · Danbit Foundation	· Outside Director · Director	· Jul. 2022 ·Sep. 2024	· Listed company · Juristic foundation
Yoo, Young Sook	X	Mar. 12, 2021	Mar. 21, 2027	—	· Microgen · Woori Financial Futures Foundation	· Outside Director · Director	· Mar. 2021 ·Mar. 2025	· Listed company · Juristic foundation
Yoo, Jin Nyoung	X	Mar. 18, 2022	Mar. 20, 2028	· CEO, Angel 6+	—
Sohn, Sung Kyu	O	Mar. 18, 2022	Mar. 20, 2028	—	· Mission Network	· Auditor	Mar. 2022	· Private school foundation
Kim, Joon Gi	O	Mar. 17, 2023	Mar. 20, 2026	· Professor of Law, Yonsei University (Yonsei Law School)	—
Park, Sung Wook	O	Mar. 21, 2024	Mar. 21, 2027	—	—

B.	Based on the above, if an outside director is not devoting sufficient time and efforts to faithfully performing his or her duties, explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

While no deficiencies have been identified, POSCO HOLDINGS plans to implement the following measures.

The Director Candidate Recommendation Committee recommends outside director candidates in accordance with the Company’s standards for identifying and evaluating such candidates. This process ensures that all nominees are independent and free from any disqualification criteria stipulated in the Commercial Act and the US NYSE listing standards. Candidates are also assessed for their extensive expertise, field-specific experience, strong managerial insight, and ability to devote sufficient time to fulfilling their duties as outside directors.

In 2024, the Board convened 10 times, and the Special Committees held a total of 29 meetings. Outside directors demonstrated their commitment by actively participating in key Board activities, including sessions on strategy, ESG, leadership, and performance evaluations, as well as separate meetings exclusively for outside directors and visits to operational sites. We remain committed to fully supporting outside directors in exercising their authority and fulfilling their responsibilities effectively.

[305300] (Sub-principle 5-3) - The company shall provide outside directors with the sufficient amount of information, resources, etc. that are necessary to fulfill their duties.

Briefly describe the company’s compliance with the above sub-principle (98 bytes or less).

We provide outside directors sufficient information, resources and training to serve on the Board.

A.	Describe the company’s policies to support outside directors in fulfilling their duties and their specific operating status, including the following:

(1)	Has the company been providing outside directors with human and material resources and internal information? Yes

The Operating Rules of the Board of Directors stipulate that the Company may seek assistance from external experts at its own expense to support outside directors in performing their duties. The Company may also cover expenses necessary for outside directors to fulfill their responsibilities, including costs related to research on work-related materials and information.

Outside directors recommended to the AGM for initial appointment are provided with information on the Company’s business operations and Board activities. Those appointed at the AGM attend management briefings to deepen their understanding of the Company’s business and regularly receive information necessary for their participation in Board activities.

(2)	Does the company have dedicated staff to respond to outside directors’ requests for information (materials)?

There are dedicated staff members Yes

We have established the Board of Directors Support Bureau, which is exclusively responsible for supporting outside directors in their participation in business operations and responding to their information requests. The Bureau is staffed by two senior-level personnel—the Head of the Bureau and a Team Leader—as well as one manager.

(3)	Does the company provide training necessary for outside directors to perform their duties? If so, describe it and the current status of the training provided.

Training is provided Yes

Since 2024, POSCO HOLDINGS has organized specialized training programs and site visits to help outside directors deepen the expertise required to effectively fulfill their roles.

Training Provided to Outside Directors

Date of Training	Trainer	Key Training Topics	Attendants
Apr. 8, 2024	Carbon Neutral Team and relevant internal departments	• Overview and mid- to long-term strategy of the steel business • Overview of the infrastructure business	Park, Sung Wook (director)
Apr. 16, 2024	Corporate Strategy Team and relevant internal departments	• POSCO Group portfolio strategy • 2030 growth strategy for the secondary battery materials business • POSCO Group ESG management strategy	Park, Sung Wook (director)
Jun. 5, 2024	POSCO Research Institute	• Seminar on “Changes in the External Environment for Secondary Battery Materials and Opportunities for POSCO Group”	All outside directors
Jul. 3, 2024	Relevant POSCO departments	• Site visit to major processes at POSCO Gwangyang Works	Park, Sung Wook (director)
Jul. 4, 2024	POSCO Future M, POSCO HY Clean Metal, POSCO Pilbara Lithium Solution relevant departments	• Site visit to POSCO Future M cathode material plant • Site visit to POSCO HY Clean Metal plant • Site visit to POSCO Pilbara Lithium Solution plant	Park, Sung Wook (director)
Jul. 23, 2024	Yoo, Yeon Cheol (Secretary-General, UN Global Compact Korea)	• External expert lecture on “Global ESG Trends and Corporate Roles and Responses”	All outside directors
Oct. 18, 2024	Carbon Neutral Team and relevant internal departments	• Site visit to HyREX facilities • Visits to Low-Carbon Steelmaking Research Center / Casting Experiment Building and Hydrogen Reduction Ironmaking Center	All outside directors
Feb. 3, 2025	Securities firm analysts	• Expert session with steel and secondary battery industry analysts	Yoo, Young Sook (chair) Kwon, Tae-Kyun (director) Yoo, Jin Nyoung (director) Sohn, Sung Kyu (director) Park, Sung Wook (director)

(4)

Have there been any meetings attended only by outside directors convened separately from the Board meetings that were held between the start of the period subject to disclosure to the report submission date? If so, describe the details.

Separate meetings of outside directors are convened Yes

To support the work of outside directors, we convene meetings attended exclusively by outside directors on a semiannual basis, pursuant to Article 24 of the Operating Rules of the Board of Directors. Additional special meetings may also be held as necessary. The table below outlines the regular and extraordinary meetings attended solely by outside directors from the beginning of 2024 through the report submission date.

Table 5-3-1: Details of Meetings Attended Only by Outside Directors

No.	Regular / Extraordinary	Date of meeting	No. of attended outside directors	Total No. of outside directors	Meeting agenda	Note
1	Regular	Jun. 5, 2024	6	6	POSRI briefing session; Interim report by the Governance Task Force	—
2	Extraordinary	Jun. 14, 2024	6	6	Follow-up report after the first interim report by the Governance Task Force	—
3	Regular	Jun. 18, 2024	6	6	Exchange of opinions among outside directors on the interim report by the Governance Task Force	—
4	Extraordinary	Jun. 24, 2024	6	6	Follow-up report after the second interim report by the Governance Task Force	—
5	Extraordinary	Jul. 20, 2024	6	6	Exchange of opinions among outside directors on the interim report by the Governance Task Force	—
6	Extraordinary	Oct. 18, 2024	6	6	Reports on Board-related issues; Operating plans for the POSCO Clean Committee	—
7	Extraordinary	Oct. 30, 2024	6	6	Exchange of opinions among outside directors regarding Board agenda items	—
8	Extraordinary	Feb. 3, 2025	5	6	Briefing session with experts in the steel and secondary battery industries	—

B.

Based on the above, describe any shortcomings in the company’s support necessary for outside directors to fulfill their duties and provide the details. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

While no deficiencies have been identified, POSCO HOLDINGS plans to implement the following measures.

We regularly provide all outside directors with management information, including business performance updates, IR materials, and legal briefings, and share relevant content through various formats such as press releases and reports on Company-related matters.

For significant investment agenda items requiring deliberation and resolution by the Board, we report the details to outside directors in advance of Board meetings to help them develop a thorough understanding of the relevant issues. Key feedback received during this preliminary reporting process is proactively incorporated into the materials submitted to the Board. In addition, we keep outside directors informed of the progress made on approved agenda items.

For the ESG Committee, the Finance Committee, and other Special Committees, meetings are held three to four days prior to Board meetings to ensure directors have sufficient time to review the agenda items proposed to both the Board and the respective committees. If additional information is required beyond what has been provided, separate discussions are arranged to enable committee members to conduct a comprehensive review of the matters at hand.

Records of Additional Discussion Sessions Held Apart from Regular Meetings of Each Special Committee

Date	Meeting Agenda
Feb. 6, 2024	1st Discussion Session of the Evaluation and Compensation Committee
Aug. 22, 2024	2nd Discussion Session of the Evaluation and Compensation Committee
Aug. 26, 2024	1st Discussion Session of the Director Candidate Recommendation Committee
Oct. 1, 2024	2nd Discussion Session of the Director Candidate Recommendation Committee
Sep. 9, 2024	1st Discussion Session of the CEO Candidate Pool Management Committee
Oct. 10, 2024	3rd Discussion Session of the Evaluation and Compensation Committee
Oct. 29, 2024	3rd Discussion Session of the Director Candidate Recommendation Committee
Nov. 25, 2024	4th Discussion Session of the Evaluation and Compensation Committee
Dec. 13, 2024	5th Discussion Session of the Evaluation and Compensation Committee
Jan. 22, 2025	1st Discussion Session of the CEO Candidate Pool Management Committee

[306000] (Core Principle 6) To promote active performance of duties by the outside directors, their activities shall undergo fair evaluation; and the decisions on their remuneration and reappointment shall be made on the basis of the outcomes of such evaluation.

[306100] (Sub-principle 6-1) - The evaluation of outside directors shall be done based on their individual performance, and the evaluation results reflected in the decision on their reappointment.

Briefly describe the company’s compliance with the above sub-principle (90 bytes or less).

Assessment for the BOD is conducted yearly, and for individual directors starting in 2026.

A.	Describe whether the evaluation of individual outside directors is conducted and the results are taken into consideration for reappointment, including the following:

(1)	Does the company evaluate outside directors individually? If so, describe the method in detail.

Outside directors are individually evaluated No

(2)	Does the company have measures to ensure fairness in the evaluation of outside directors? If so, describe them in detail.

-

(3)	Does the company reflect the evaluation results of outside directors in their re-appointment?

Evaluations are reflected in the decision on the reappointment No

B.

Based on the above, if the company does not conduct an evaluation of outside directors or does not reflect the evaluation results in the re-appointment decision, explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

To encourage open yet constructive dialogue and maintain a spirit of collaboration within the Board of Directors, we do not conduct individual evaluations of outside directors. Instead, since 2010, we have implemented a Board of Directors appraisal program to enhance the external credibility of our corporate governance and to identify areas for improvement in Board operations. These assessments are conducted in the first quarter of each year, with the results reported to the Board in May.

Under this program, all directors evaluate the Board and its Special Committees using both quantitative ratings on a five-point scale and qualitative comments. The evaluation covers 27 items across four areas—roles, responsibilities, structure, and operations of the Board—as well as six to nine categories for each Special Committee. The results guide our efforts to enhance Board effectiveness through ongoing reporting and consultation.

(2)	Future plans and additional explanations

In November 2024, we presented the Final Report on the Governance Structure Task Force to the Board meeting, during which the schedule for introducing individual evaluations of outside directors was finalized. Accordingly, we plan to establish detailed criteria and evaluation items for individual assessments by the first half of 2025, conduct a pilot evaluation by the end of 2025, and, based on the results, review the system’s effectiveness and incorporate necessary improvements into the formal evaluation framework, which is scheduled for official implementation beginning in 2026.

[306200] (Sub-principle 6-2) - The remuneration of outside directors shall be determined at an appropriate level, considering their evaluation results, responsibilities, risks in performing their duties, etc.

Briefly describe the company’s compliance with the above sub-principle (96 bytes or less).

Outside director remuneration is set within the AGM-approved limit, considering various factors.

A.	Explain the remuneration of outside directors, including the following:

(1)	Describe the details of the remuneration policy for outside directors, background behind the establishment of the policy, and the specific basis for calculating remuneration.

A remuneration policy is established for outside directors Yes

The director’s remuneration limit is determined by a resolution of the AGM pursuant to Article 388 of the Commercial Act and Article 36 of the Articles of Incorporation, and compensation is provided within the limits approved by the AGM. Compensation for outside directors is determined based on a comprehensive review of benchmarking data from peer companies comparable in scope and size, as well as generally accepted social standards. Details of outside director compensation are disclosed in the Company’s annual business reports.

Overview of Outside Director Compensation (based on the 2024 business report)

(Unit: KRW million)

Category	Number of directors	Total compensation	Average compensation per person
Outside directors (excluding Audit Committee members)	3	422	125
Audit Committee members	3	394	128
Note:

The number of directors refers to the number of incumbent members of the Board of Directors (or members of the Audit Committee) as of December 31, 2024. Total compensation represents the total amount paid to all directors (or Audit Committee members) who served from January 1 to December 31, 2024, including compensation paid to those who resigned before December 31, 2024. Average compensation per person indicates the sum of the average monthly compensation per director (or Audit Committee member) in 2024.

(2)	Did the company grant stock options? If so, describe the specific details regarding their quantity and exercise conditions.

Stock options are granted No

Stock options are linked to job performance No

Stock options are not included in the compensation package for outside directors.

B.

Based on the above, describe any shortcomings in determining the appropriate level of remuneration based on the outside directors’ evaluation results, as well as their responsibilities, risks, and other factors in performing their duties. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

While no deficiencies have been identified, POSCO HOLDINGS plans to implement the following measures.

Compensation for outside directors is determined at an appropriate level, taking into account the responsibilities and risks associated with their roles, as well as the time required. To promote open and critical discussions and foster collaboration within the Board of Directors, we do not conduct individual evaluations of outside directors. Instead, since 2010, we have implemented a Board of Directors evaluation system to enhance external confidence in our corporate governance and to identify areas for improvement in Board operations. The results of the annual evaluations conducted in the first quarter are reported to the Board in May.

Board evaluations are conducted in a format whereby all Board members assess the Board of Directors and the Special Committees to which they belong, using both quantitative (five-point scale) and qualitative (written comments) methods. The evaluation covers 27 items across four categories—Board roles and responsibilities, structure, operations, and more—as well as six to nine items for each Special Committee. The results are used to support continuous improvement through Board-level reporting and discussion.

[307000] (Core Principle 7) The Board shall be operated efficiently and rationally to ensure that the management decisions are made in the best interests of the corporation and shareholders.

[307100] (Sub-principle 7-1) – In principle, the Board shall be convened regularly, and the Board’ operating regulations shall be prepared to specify its authority, responsibilities, operating procedures, etc.

Briefly describe the company’s compliance with the above sub-principle (97 bytes or less).

The Operating Rules set the BOD’s authority, responsibilities, procedures, and meeting frequency.

A.	Describe the overall operation of the Board, including the following:

(1)	Does a board meeting be convened on a regular basis? If so, describe the details of the regulations related to the operation of the Board.

Board meetings are convened on a regular basis Yes

Regulations that govern the board operation are in place Yes

The authorities, responsibilities, and operating procedures of the Board of Directors are stipulated in the Operating Rules of the Board of Directors, which are publicly available on our website.

Pursuant to Article 7 of these Rules, the Board convenes both regular and extraordinary meetings. In principle, regular meetings are held in January, February, March, May, August, November, and December, while extraordinary meetings are convened as necessary to address urgent matters.

Board meetings are convened by the Chair of the Board. Individual directors may also request the Chair to call a meeting when deemed necessary. If directors are unable to attend in person, they may participate via remote communication methods that enable real-time audio transmission. Directors participating through such means are deemed present at the meeting.

(2)	Describe the information on regular and extraordinary board meetings convened between the start of the period subject to disclosure to the report submission date.

In 2024, the Board convened seven regular and three extraordinary meetings in total. In 2025, the Board convened four regular meetings as of the report submission date. The details of these regular and extraordinary meetings are as follows.

Board of Directors Held from the Start of the Fiscal Year to the Report Submission Date

No.	Item Type	Agenda	Resolution	Regular / Extraordinary	Date Held	Date Notified	Attendance /Total	Notes
1	Resolution	Approval of the 56th financial statements and schedule for the general meeting of shareholders	Approved as proposed	Regular	Jan. 31, 2024	Jan. 29, 2024	12/12
	Report	Business performance and Group ESG performance review in 2023	-
	Report	Operational status of the internal accounting control system in 2023	-
	Report	Evaluation of the internal accounting control system operation in 2023	-
2	Resolution	Recommendation of Inside Directors candidates (Representative Director Candidate)	Approved as proposed	Extraordinary	Feb. 8, 2024	Feb. 6, 2024	11/12

3	Resolution	Recommendation of Inside Directors candidates and Non-Standing Director candidates	Approved after amendment	Regular	Feb. 21, 2024	Feb. 15, 2024	12/12
	Resolution	Partial Amendments of the Articles of Incorporation and regulations related to Board of Directors	Approved as proposed
	Resolution	Agendas for the 56th Regular AGM	Approved after amendment
	Resolution	Improvement of the company’s performance evaluation system	Approved as proposed
4	Resolution	Appointment of Chair of the Board	Approved as proposed	Regular	Mar. 21, 2024	Mar. 18, 2024	10/10
	Resolution	Appointment of Representative Director & CEO	Approved as proposed
	Resolution	Appointment of Special Committee Members	Approved as proposed
	Resolution	Appointment of Representative Director and Inside Directors	Approved as proposed
5	Resolution	Appointment of the Compliance Officer	Approved as proposed	Extraordinary	Apr. 19, 2024	Apr. 16, 2024	10/10
6	Resolution	Dividend payment in Q1 2024	Approved as proposed	Regular	May 14, 2024	May 9, 2024	10/10
	Resolution	Revised Management Plans for 2024	Approved as proposed
	Resolution	Revision of director compensation criteria	Approved as proposed
	Resolution	Revision of compliance control standards	Approved as proposed
	Report	Business performance in Q1 2024	-
	Report	Board activity performance and assessment results in 2023	-
	Report	Policy approach to share buyback and retirement	-
7	Resolution	Treasury share cancellation and buyback plan	Approved as proposed	Extraordinary	Jul. 12,2024	Jul. 9, 2024	9/10
8	Resolution	Dividend payment in Q2 2024	Approved as proposed	Regular	Aug. 9, 2024	Aug. 5, 2024	10/10
	Resolution	Appointment of Special Committee Members	Approved as proposed
	Report	Business performance in Q2 2024	-
9	Resolution	Dividend payment in Q3 2024	Approved as proposed	Regular	Nov. 1, 2024	Oct. 29, 2024	10/10
	Resolution	Participation in the acquisition of hybrid bond issued by POSCO Future M	Approved as proposed
	Resolution	Transfer of steel-related business previously owned by POSCO Holdings	Approved as proposed
	Report	Business performance in Q3 2024	-
	Report	POSCO Group-wide cash & cash equivalents management plan	-
	Report	Final Report of POSCO Holdings Governance TF	-

10	Resolution	2025 Brand Licensing Contract for “POSCO”	Approved as proposed	Regular	Dec. 13, 2024	Dec. 10, 2024	10/10
	Resolution	2025 POSCO Center Lease Contract	Approved as proposed
	Resolution	2025 Safety and Health Plan	Approved as proposed
	Resolution	Construction of POSCO Global Center	Approved as proposed
	Resolution	Disposal of equity investments	Approved as proposed
	Report	Disclosure Plan for Corporate Value-up Plan	-
	Report	Performance of the Group’s 7 Major Tasks for Future Innovation	-
	Report	Results of Compliance with the 2024 Compliance Control Standards	-
	Report	Competitiveness and strengthening strategy of Steel/Secondary Battery Material Technology(Including IP Strategy)	-
	Report	Medium to Long-term Management Strategies and 2024 Consolidated Management Plans	-
1	Resolution	Medium to Long-term Management Strategies and 2025 Consolidated Management Plans of the Group	Approved as proposed	Regular	Feb. 5, 2025	Jan. 24, 2025	10/10
	Resolution	Approval of the 57th financial statements and schedule for the general meeting of shareholders	Approved as proposed
	Resolution	Funding Plan for FY 2025	Approved as proposed
	Resolution	Amendment of Internal Accounting Management Regulations	Approved after amendment
	Resolution	Improvement of the company’s performance evaluation system and Executive compensation system	Approved after amendment
	Report	Business performance of the Group in 2024	-
	Report	Operational status of the internal accounting control system in 2024	-
	Report	Evaluation of internal accounting control system operations in 2024	-

2	Resolution	Recommendation of Inside Directors candidates	Approved as proposed	Regular	Feb. 19, 2025	Feb. 13, 2025	10/10
	Resolution	Partial Amendment of Articles of Incorporation	Approved after amendment
	Resolution	Agendas for the 57th Regular AGM	Approved as proposed
	Resolution	Cancellation of Treasury Shares and Report of Treasury Shares	Approved as proposed
	Report	The 1st ESG Committee report	-
3	Resolution	Appointment of Chair of the Board	Approved as proposed	Regular	Mar. 20, 2025	Mar. 13, 2025	10/10
	Resolution	Appointment of Representative Director and Assignment of Executive Positions	Approved as proposed
	Resolution	Appointment of Special Committee Members	Approved as proposed
4	Resolution	Dividend payment in Q1 2025	Approved as proposed	Regular	Mar. 13, 2025	Mar. 7, 2025	10/10
	Resolution	Contribution of Relief Donations for Wildfire Damage in the Yeongnam Region (Ex Post Facto Approval)	Approved as proposed
	Resolution	Extension of Payment Guarantee for NMC Loans	Approved as proposed
	Resolution	Participation in POSCO Future M Paid-in Capital Increase	Approved as proposed
	Resolution	Participation in POSCO Pilbara Lithium Solution Paid-in Capital Increase	Approved as proposed
	Resolution	Participation in POSCO GS Eco Materials Paid-in Capital Increase	Approved as proposed
	Resolution	Amendment of the Operating Rules of the Board of Directors	Approved as proposed
	Report	Business performance in Q1 2025	-
	Report	Board activity performance and assessment results in 2024	-

Table 7-1-1: Details of the Board Meetings Convened

Type	No. of meetings convened	Average period between agenda notification and meeting date (Days)	Average attendance rate of directors (%)
Regular	11	5	100
Extraordinary	3	3	94

B.	Describe the policies that the company provides to assist the Board in making the best decisions, including the following:

(1)	Did the company establish the remuneration policy linked to each executive officer’s performance and disclose it?

The remuneration policy for executive officers is in place Yes

The remuneration policy is disclosed Yes

The executive compensation policy of POSCO HOLDINGS is determined by the AGM and the Board of Directors. Executive performance-based pay is linked to both individual and organizational performance, with assessments of business performance and corresponding payout ratios decided by the Evaluation and Compensation Committee—a Special Committee under the Board composed solely of outside directors—through internal deliberations conducted without the presence of management. The items reviewed by the Committee are submitted to the Board for final approval. The Company’s executive compensation policy is disclosed in its annual business reports and semi-annual reports, and the relevant details are communicated in a transparent manner.

(2)	Did the company take out the Directors & Officers Liability Insurance policy?

The company took out the insurance policy Yes

POSCO HOLDINGS purchased a Directors & Officers Liability Insurance policy in February 1999, following a report to the Board of Directors, to help executives mitigate risk exposure and focus fully on their management responsibilities. Since then, the policy has been renewed on an annual basis. The insurance does not cover liabilities arising from criminal lawsuits involving charges of malpractice or other criminal conduct, in order to prevent its misuse as a means of avoiding accountability by directors.

(3)	Does the company consider the interests of stakeholders that affect its continued growth and medium- to long-term interests?

Stakeholders are taken into consideration Yes

Since 2022, POSCO HOLDINGS has hosted the Stakeholder Roundtable annually to identify stakeholders’ needs and expectations and incorporate them into its business operations. The Stakeholder Roundtable is a recurring annual meeting that brings together key stakeholders—including investors, customers, and suppliers—to discuss critical issues, share the Company’s current responses, and explore areas for improvement in dialogue with our executives.

The outcomes of these discussions, along with stakeholder inquiries received throughout the year and evaluations conducted by external organizations, are used as key input for our materiality assessment. The top issues identified through this process are reported to the Board of Directors, which formally designates them as “Key ESG Issues.” These issues are then incorporated into our mid- to long-term KPIs and are systematically managed. Progress and improvements are disclosed on our website through our annual sustainability reports.

C.

Based on the above, describe any shortcomings such as a lack of the Board operating regulations that provide the basis for convening the Board meetings on a regular basis, or a failure to notify the convocation of Board meetings sufficiently in advance. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

While no deficiencies have been identified, POSCO HOLDINGS plans to implement the following measures.

POSCO HOLDINGS convenes both regular and extraordinary meetings of the Board of Directors. In principle, regular meetings are held in January, February, March, May, August, November, and December. As outlined in Sub-principle 7-1(2) of this report, we ensure that Board meetings are conducted in accordance with this established schedule.

[307200] (Sub-principle 7-2) - The Board shall keep detailed minutes of each meeting and disclose the activities of individual directors, including their attendance at meetings, whether they voted for or against each agenda item, etc.

Briefly describe the company’s compliance with the above sub-principle (96 bytes or less).

We keep minutes and disclose information on directors’ attendance, voting, and other activities.

A.	Describe the creation and preservation of the records of Board meetings and disclosure of the activities of individual directors, including the following:

(1)	Does the company create and preserve detailed minutes and transcriptions of the Board meetings? Does it have applicable regulations regarding the creation and preservation of the records?

Implemented Yes

In accordance with Article 15 of the Operating Rules of the Board of Directors, POSCO HOLDINGS prepares minutes for all Board meetings. The original minutes are maintained by the department in charge, while copies are retained by relevant departments for a period of 10 years.

(2)	Does the company record the main content of the discussions and resolutions made at the Board meetings by each individual director?

Implemented Yes

The minutes of Board meetings record the interventions of individual directors when necessary, along with the agenda items, proceedings, resolutions, and any dissenting opinions and their stated reasons. The minutes are either signed or sealed by the attending directors.

(3)	Give the details about individual directors’ attendance at the Board meetings and the approval rate of each agenda item over the last three years.

The table below shows each director’s attendance at Board meetings from the start of the period subject to disclosure through the report submission date, as well as their attendance rates and voting records on agenda items for the past three fiscal years.

Table 7-2-1: Directors’ Attendance at the Board Meetings and Approval Rate of Agenda Items for the Last Three Years

Name	Type	Years of service in the Board	Attendance Rate (%)				Approval Rate (%)
			3-Year Average	Last 3 Years			3-Year Average	Last 3 Years
				Current Year	Previous Year	Year Before Last		Current Year	Previous Year	Year Before Last
Chang, In Hwa	Inside	Mar. 21, 2024 – Present	100	100			100	100
Lee, Ju Tae	Inside	Mar. 20, 2025 – Present
Chun, Sung Lae	Inside	Mar. 20, 2025 – Present
Kim, Ki Soo	Inside	Mar. 21, 2024 – Present	100	100			100	100
Yoo, Young Sook	Outside	Mar. 12, 2021 – Present	100	100	100	100	100	100	100	100
Kwon, Tae-Kyun	Outside	Mar. 12, 2021 – Present	97	90	100	100	90	100	100	100
Yoo, Jin Nyoung	Outside	Mar. 18, 2022 – Present	100	100	100	100	100	100	100	100
Sohn, Sung Kyu	Outside	Mar. 18, 2022 – Present	100	100	100	100	100	100	100	100
Kim, Joon Gi	Outside	Mar. 17, 2023 – Present	100	100	100		100	100	100
Park, Sung Wook	Outside	Mar. 21, 2024 – Present	100	100			100	100
Kim, Jun Hyung	Inside	Mar. 21, 2024 – Mar. 20, 2025	100	100			100	100
Kim, Ji Yong	Inside	Mar. 17, 2023 – Mar. 21, 2024	100	100	100		100	100	100
Kim, Hag Dong	Other non-executive	Mar. 18, 2022 – Mar. 21, 2024	100	100	100	100	100	100	100	100
Yoo, Byeong Og	Inside	Mar. 18, 2022 – Mar. 21, 2024	100	100	100	100	100	100	100	100
Jung, Ki Seop	Inside	Mar. 17, 2023 – Mar. 20, 2025	100	100	100		100	100	100
Choi, Jeong Woo	Inside	Mar. 11, 2016 – Mar. 9, 2018; Jul. 27, 2018 – Mar. 21, 2024	96	67	100	100	100	100	100	100
Kim, Sung Jin	Outside	Mar. 9, 2018 – Mar. 21, 2024	100	100	100	100	100	100	100	100
Park, Heui Jae	Outside	Mar. 15, 2019 – Mar. 21, 2024	100	100	100	100	100	100	100	100

(4)	Does the company disclose the activities of individual directors aside from regular disclosures? If so, describe the details and its method.

Disclosed Yes

In addition to regularly disclosing quarterly, semi-annual, and annual business reports, we also publish annual sustainability reports that provide detailed information on the Board activities of each outside director. These sustainability reports are available on our website at:

http://www.posco-inc.com/poscoinc/v4/kor/esg/s91e4000400c.jsp

B.

Based on the above, describe any shortcomings in creation and preservation of the records of the Board meetings and disclosure of the activities of individual directors. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[308000] (Core Principle 8) For an efficient operation, the Board shall establish internal committees which are responsible for the performance of specific functions and roles.

[308100] (Sub-principle 8-1) - A majority of the members of the committees of the Board shall be outside directors, with the Audit Committee and the Compensation (Remuneration) Committee consisting entirely of outside directors.

Briefly describe the company’s compliance with the above sub-principle (93 bytes or less).

Since March 2024, the Board has run six committees where outside directors hold the majority.

A.	Describe the composition of the members of committees of the Board, including the following:

(1)	Do outside directors make up a majority of each committee of the Board?

Implemented Yes

All committees under the Board are composed of a majority of outside directors. As of the report submission date, we operate a total of six Special Committees—namely, the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee—which were established through amendments to the Articles of Incorporation and the Operating Rules of the Board of Directors in March 2024. For further details on the establishment, primary roles, and composition of these Special Committees, please refer to Section 4-1 of the Detailed Principles.

(2)	Are the Audit Committee and the Remuneration (Compensation) Committee composed entirely of outside directors?

Implemented Yes

The Audit Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, and the CEO Candidate Pool Management Committee are composed entirely of outside directors to ensure the independence of their decision-making.

B.	Based on the above, describe any shortcomings in the composition of the committees of the Board. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[308200] (Sub-principle 8-2) - The organization, operation, and authority of all committees shall be explicitly stipulated in the text, and the committees shall report their resolutions to the Board.

Briefly describe the company’s compliance with the above sub-principle (93 bytes or less).

The Operating Rules set composition, operation, authority, and reporting duties of committees.

A.	Describe the organization and operation of the committees of the Board, including the following:

(1)	Does the company have the explicit provision on the organization, operation, and authority of the committees of the Board? If so, describe it in detail.

The company has the express provision Yes

Pursuant to applicable laws, Articles 38-2 and 45 of the Articles of Incorporation set forth provisions related to Special Committees, establishing the institutional framework for delegating certain authorities of the Board of Directors to these committees. In addition, Chapter 4 of the Operating Rules of the Board of Directors outlines the procedures governing the Special Committees, including their composition, convening procedures, and notification requirements. Article 20 of the Operating Rules and the accompanying table further detail the matters to be referred to Special Committees, ensuring that decisions are made on items delegated by the Board.

In March 2024, we revised the Articles of Incorporation and the Operating Rules of the Board of Directors to restructure our Special Committees. As of the report submission date, we operate six Special Committees: the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, the ESG Committee, and the CEO Candidate Pool Management Committee. Among these, the Director Candidate Recommendation Committee and the Audit Committee are required under the Commercial Act, while the remaining four were voluntarily established by the Board to enhance its expertise, independence, and operational efficiency.

The Finance Committee and the Audit Committee include experts with backgrounds in industry and accounting/finance, while the ESG Committee includes environmental specialists. To ensure continuity of expertise within each committee, we also seek to minimize changes in committee membership during directors’ terms of office. As of the report submission date, the composition, duties, and authorities of each Special Committee are as follows:

1. ESG Committee

1) Composition: Three outside directors and one inside director (Head: Yoo, Jin Nyoung; Members: Yoo, Young Sook, Kim, Joon Gi, Chun, Sung Lae)

2) Roles and Responsibilities: Monitoring ESG compliance and issuing reports; conducting reviews or preliminary reviews of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act; and deliberating on matters related to the operation of the Board of Directors and Special Committees.

2. Director Candidate Recommendation Committee

1) Composition: Three outside directors (Head: Yoo, Young Sook; Members: Kwon, Tae-Kyun, Sohn, Sung Kyu)

2) Roles and Responsibilities: Screening the qualifications of outside director candidates; and recommending nominees to the AGM.

3. Evaluation and Compensation Committee

1) Composition: Four outside directors (Head: Kim, Joon Gi; Members: Kwon, Tae-Kyun, Yoo, Jin Nyoung, Park, Sung Wook)

2) Roles and Responsibilities: Assessing management performance; and reviewing and establishing executive compensation plans.

4. Finance Committee

1) Composition: Three outside directors and one inside director (Head: Park, Sung Wook; Members: Yoo, Jin Nyoung, Sohn, Sung Kyu, Lee, Ju Tae)

2) Roles and Responsibilities: Conducting prior deliberations and approving investment-related matters.

5. Audit Committee

1) Composition: Three outside directors (Head: Sohn, Sung Kyu; Members: Kim, Joon Gi, Park, Sung Wook)

2) Roles and Responsibilities: Auditing the work of directors; and reviewing the Company’s operations and assets.

6. CEO Candidate Pool Management Committee

1) Composition: All outside directors (Head: Kwon, Tae-Kyun; Members: Yoo, Young Sook, Yoo, Jin Nyoung, Sohn, Sung Kyu, Kim, Joon Gi, Park, Sung Wook)

2) Roles and Responsibilities: Conducting preliminary reviews of the basic qualifications of CEO and Representative Director candidates as determined by the Board of Directors.

(2)	Are the resolutions of the committees be reported to the Board?

Reported Yes

Pursuant to Article 21 of the Operating Rules of the Board of Directors, each Special Committee is required to notify the directors of its decisions, except for those made under authority granted by applicable laws. If any director objects to a decision made by a Special Committee, the director may request that a Board meeting be convened to reconsider the matter within two business days of receiving the notice.

(3)	Describe the status of reporting the resolutions of each committee of the Board between the start of the period subject to disclosure to the report submission date.

As of the report submission date, we operate a total of six Special Committees: the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation and Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee. For details on the decisions made by each Special Committee and reported to the Board between the beginning of the disclosure period and the report submission date, please refer to the table below. (Details of the Audit Committee meetings are provided in Section 9-2(1) of the Detailed Principles.)

Table 8-2-1: Director Recommending Committee Meetings Convened

		Date of meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
					Type	Content
Director Nomination_2024_1st	1	Jan. 3, 2024	3	3	Resolution	Qualification assessment of Outside Director candidates	Approved	O
Director Nomination_2024_2nd	1	Feb. 21, 2024	3	3	Resolution	Recommendation of outside director candidates	Approved	O
	2	Feb. 21, 2024	3	3	Resolution	Qualification assessment of Inside Director and Non-standing Director candidates (*Prior deliberation)	Other	O
	3	Feb. 21, 2024	3	3	Resolution	Appointment of Special Committee members (*Prior deliberation)	Other	O
Director Nomination_2024_3rd	1	Feb. 23, 2024	2	3	Resolution	Appointment of Special Committee members (*Prior deliberation)	Other	O
Director Nomination_2024_4th	1	Oct. 29, 2024	3	3	Resolution	Operation of the Outside Director Recommendation Advisor Panel	Approved	O
Director Nomination_2025_1st	1	Jan. 3, 2025	3	3	Resolution	Qualification assessment of the Outside Director candidates	Approved	O
Director Nomination_2025_2nd	1	Feb. 19, 2025	3	3	Resolution	Recommendation of outside director candidates	Approved	O
	2	Feb. 19, 2025	3	3	Resolution	Qualification assessment of the Inside Directors candidates (*Prior deliberation)	Other	O
	3	Feb. 19, 2025	3	3	Resolution	Appointment of Special Committee members for FY2025 (*Prior deliberation)	Other	O
Director Nomination_2025_3rd	1	Mar. 20, 2025	3	3	Resolution	Appointment of the Representative Director (*Prior deliberation)	Other	O

Table 8-2-2: Risk Management Committee Meetings Convened

	Date of meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
				Type	Content
N/A

Table 8-2-3: Internal Transaction Committee Meetings Convened

	Date of meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
				Type	Content
N/A

(4)	Provide details of other committees of the Board (utilize the table above as needed)

ESG Committee Held (2024-report submission date)

		Date of Meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
					Type	Content
2024	ESG_1st	Feb. 19, 2024	4	4	Resolution	Amendment of the Articles of Incorporation and regulations governing the Board of Directors	Prior deliberation	O
			4	4	Report	Results and future plans for Group ESG data portal app development	-	-
			4	4	Report	Correction results of physical risk analysis values for key operations	-	-
	ESG_2nd	Apr. 19, 2024	4	4	Resolution	Appointment of Fair Trade Compliance Officer	Approved	O
	ESG_3rd	May 8, 2024	4	4	Resolution	Sustainability report publication plan for 2023	Approved	O
			4	4	Report	Group-wide ESG performance in Q1 2024	-	O
			4	4	Report	POSCO Group’s ESG management plan for 2024	-	-
	ESG_4th	Jul. 30, 2024	4	4	Report	Operation status of the Fair Trade Compliance Program(CP) in the first half of 2024	-	-
			4	4	Report	Group-wide ESG performance in 2Q, 2024	-	O
			4	4	Report	POSCO Holdings’ ESG Management Review from Global Rating Companies’ Standards	-	-
			4	4	Report	Sustainability report publication plan for 2023(including evaluation results)	-	-
	ESG_5th	Oct. 29, 2024	4	4	Resolution	Transfer of steel-related business previously owned by POSCO Holdings	Prior deliberation	O
			4	4	Resolution	Participation in the acquisition of hybrid bond issued by POSCO Future M	Prior deliberation	O
			4	4	Report	Group-wide ESG performance in 3Q, 2024	-	O
			4	4	Report	POSCO Group Human Rights Management Task Force Promotion Plan	-	-
	ESG_6th	Dec. 10, 2024	4	4	Resolution	FY 2025 Brand Licensing Contract for “POSCO”	Prior deliberation	O
			4	4	Report	H2 2024 Fair Trade CP operations status	-	-
2025	ESG_1st	Feb. 13, 2025	4	4	Resolution	Contribution to POSCO Educational Foundation	Approved	O
			4	4	Report	Plan to organize a Greenwashing Review Committee	-	O
			4	4	Report	Plan to establish an internal ESG control system	-	O
			4	4	Report	Plan to declare POSCO Group’s human rights management declaration	-	O
	ESG_2nd	May 8, 2025	4	4	Resolution	Participation in POSCO Future M capital increase	Prior deliberation	O
			4	4	Resolution	Participation in POSCO Pilbara Lithium Solution capital increase	Prior deliberation	O
			4	4	Resolution	Revision of Operating Rules of the Board of Directors	Prior deliberation	O
			4	4	Resolution	2024 Sustainability Report publication plan	Approved	O
			4	4	Report	2025 Q1 Group ESG performance	-	O

Evaluation and Compensation Committee Held (2024-report submission date)

		Date of meeting	No. of Attendees	Total Members	Agenda		Approval	Reported to the Board
					Type	Content
2024	Evaluation_1st	Feb. 6, 2024	4	4	Resolution	Company-wide business performance assessment in 2023	Approved	O
	Evaluation_2nd	Feb. 19, 2024	4	4	Resolution	Improvement of the company’s performance assessment system	Prior deliberation	O
	Evaluation_3rd	May 8, 2024	4	4	Resolution	Revision of Director compensation criteria	Prior deliberation	O
	Evaluation_4th	May 9, 2024	4	4	Resolution	Revision of Director compensation criteria	Prior deliberation	O
2025	Evaluation_1st	Jan. 22, 2025	4	4	Resolution	Improvement of the company’s performance evaluation and executive compensation system	Prior deliberation	O
	Evaluation_2nd	Feb. 5, 2025	4	4	Resolution	Company-wide business performance assessment in 2024	Approved	O
	Evaluation_3rd	Feb. 19, 2025	4	4	Resolution	Performance evaluation and long-term (2025-2027) evaluation plan in 2025	Approved	O

Finance Committee Held (2024-report submission date)

		Date of meeting	No. of Attendees	Total Members	Agenda		Approval	Reported to the Board
					Type	Content
2024	Finance_1st	Oct. 28, 2024	4	4	Resolution	Transfer of steel-related business previously owned by POSCO Holdings	Prior deliberation	O
			4	4	Resolution	Participation in the acquisition of hybrid bond issued by POSCO Future M	Prior deliberation	O
	Finance_2nd	Dec. 10, 2024	4	4	Resolution	Sale of investment stocks	Prior deliberation	O
			4	4	Resolution	Construction of POSCO Global Center	Prior deliberation	O
2025	Finance_1st	Jan. 23, 2025	4	4	Resolution	Financing Plan for 2025	Prior deliberation	O
	Finance_2nd	May 8, 2025	4	4	Resolution	Participation in POSCO Future M capital increase	Prior deliberation	O
			4	4	Resolution	Participation in POSCO Pilbara Lithium Solution capital increase	Prior deliberation	O

CEO Candidate Pool Management Committee Held (2024-report submission date)

		Date of meeting	No. of Attendees	Total Members	Agenda		Approval	Reported to the Board
					Type	Content
2024	CEO_1st	Aug. 9, 2024	6	6	Resolution	CEO Candidate Pool Upbringing Plan	Approved	O
	CEO_2nd	Nov. 15, 2024	6	6	Resolution	Pooling outcomes of the CEO candidates	Approved	O
2025	CEO_1st	May 8, 2025	6	6	Resolution	Pooling outcomes of the CEO candidates H1 2025	Approved	O
			6	6	Resolution	Enhancement plan for internal CEO candidate development	Approved	O

B.

Based on the above, describe any shortcomings in the establishment of explicit provisions for operation of the committees of the Board or in the reporting of the resolutions to the Board. Explain the reason(s) for the shortcomings and plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[400000] 4. Ausdit Systems

[409000] (Core Principle 9) Internal auditing bodies, such as the audit committee and auditors, shall perform their auditing duties faithfully by maintaining independence from the management and controlling shareholders, and the details of key activities of internal auditing bodies shall be disclosed.

[409100] (Sub-principle 9-1) - Internal auditing bodies, such as the audit committee and auditors, shall be independent and have expertise.

Briefly describe the company’s compliance with the above sub-principle (99 bytes or less).

The Audit Committee has 3 outside directors who meet requirements, including one financial expert.

A. Describe the composition of the internal auditing bodies, including the following:

(1)	Describe the composition of the internal auditing bodies.

The Audit Committee is in place Yes

The Audit Committee consists of three or more members, all of whom are outside directors, in accordance with the Articles of Incorporation and the Operating Regulations of the Audit Committee. In compliance with the Commercial Act, at least one member is designated as an accounting or financial expert.

Table 9-1-1: Composition of the Internal Auditing Bodies

	Composition		Audit-related experience and qualifications	Note
	Job position	Type
Sohn, Sung Kyu	Head	Outside

–  Mar. 2025–Present: Professor Emeritus of Business Administration, Yonsei University

–  Jan. 1993–Feb. 2025: Professor of Business Administration, Yonsei University

–  Jan. 2016–Dec. 2017: President, Korean Accounting Association

-  2013–2015: Distinguished professor, Samil PwC

–  Jan. 2011–Dec. 2013: Non-standing commissioner, Securities and Futures Commission, Republic of Korea

–  Jan. 2008–Dec. 2010: Non-standing member, Korea Accounting Standards Board

–  1992: PhD in business administration, Northwestern University

- Mar. 20, 2025: Re-appointed as a member of the Audit Committee (at the AGM)
Yoo, Jin Nyoung	Member	Outside

–  Jan. 2019–Present: CEO, Angel 6+

–  Jan. 2017–Dec. 2018: CTO & President, LG Chem

–  Dec. 2013–Dec. 2016: Head, Research Park (President), LG Chem

–  Jan. 2005–Nov. 2013: Head, Research Park (EVP), LG Chem

–  1990: PhD in polymer engineering, Lehigh University

- Mar. 20, 2025: Concluded term as a member of the Audit Committee (at the AGM)
Park, Sung Wook	Member	Outside

–  Dec. 2022–Mar. 2025: Chairperson of the Board, National Academy of Engineering of Korea

–  Jan. 2019–Dec. 2022: Management Advisor & Vice Chairperson, SK Hynix

–  Mar. 2016–Feb. 2019: Chairperson, Korea Semiconductor Industry Association (KSIA)

–  Feb. 2013–Dec. 2018: CEO (President-Vice Chairperson), SK Hynix

–  1992: PhD in material engineering, KAIST

- Mar. 21, 2024: Newly appointed as a member of the Audit Committee (at the AGM)
Kim, Joon Gi	Member	Outside

–  Mar. 2008–Present: Professor of Law, Yonsei University (Yonsei Law School)

–  Jul. 2024–Present: Member, International Court of Arbitration, International Chamber of Commerce (ICC)

–  Apr. 2022–Apr. 2024: President, Korea Council for International Arbitration Practice (KOCIA)

–  Mar. 2018–Present: Member, International Arbitration Committee, International Arbitration Center, Korean Commercial Arbitration Board (KCAB)

–  Mar. 2013–Present: Presiding Arbitrator / Arbitrator, International Centre for Settlement of Investment Disputes (ICSID), World Bank

–  Mar. 2003–Feb. 2007: Founding Director, Hills Governance Center, Yonsei University / World Bank / CSIS

–  Mar. 1995–Feb. 1998: Professor, Department of Business Administration, Hongik University

–  1992: JSD, Georgetown University Law Center

– Mar. 20, 2025: Newly appointed as a member of the Audit Committee (at the AGM)

(2)	Describe the policies for ensuring independence and expertise of the internal auditing bodies

Accounting or finance experts are included in the Committee Yes

The Audit Committee is composed entirely of outside directors, including at least one accounting or financial expert, as required by the Commercial Act. The Committee operates independently from both the Board and management to ensure objectivity in fulfilling its audit responsibilities, in compliance with all applicable laws and regulations. To further reinforce independence and expertise, we have established the Outside Director Candidate Advisory Committee—a non-board advisory body—and the Director Candidate Recommendation Committee, a Special Committee under the Board. These committees independently identify and recommend candidates, including accounting experts as required by law, from academia, industry, and the legal profession. Final appointments are made by resolution of the AGM.

In accordance with Article 542-11 of the Commercial Act, we are legally required to establish an Audit Committee, which has been duly constituted and is currently in operation. Accordingly, we do not separately appoint standing auditors, and the matter of standing auditors concurrently holding other positions is not applicable to our governance structure. The Audit Committee fully satisfies all statutory requirements regarding the appointment and qualifications of its members.

Appointment Requirements	Compliance Status	Pertinent Laws
The Audit Committee must consist of 3 or more directors.	Complied (Three directors appointed)	Article 415-2(2) of the Commercial Act
The Audit Committee must be composed of at least two-thirds outside directors.	Complied (Composed entirely of outside directors)
The Audit Committee must include at least 1 accounting or financial expert.	Complied	Article 542-11(2) of the Commercial Act
The Audit Committee must be chaired by an outside director.	Complied
Other statutory disqualification requirements must be satisfied.	Complied (No disqualification requirements)	Article 542-11(3) of the Commercial Act

B.	Describe the operation of the internal auditing bodies, including the following:

(1)	Does the company have separate regulations governing the operational objectives, organization, authority, and responsibilities of the internal auditing bodies? If so, describe them with the details.

Regulations regarding the internal auditing bodies are in place Yes

The Audit Committee operates independently of management and controlling shareholders in accordance with the Articles of Incorporation and the Operating Rules of the Audit Committee. Pursuant to these regulations, the Committee is authorized to audit the performance of directors, including reviews of the Company’s accounting records and business operations. The Committee may request directors to report on operations or may investigate the business practices and assets of the Company. In cases where directors engage in activities that violate applicable laws or the Articles of Incorporation and may cause irreparable harm to the Company, the Audit Committee is empowered to demand the suspension of such activities in the best interests of the Company. If the Committee identifies an actual or potential violation of laws or the Articles of Incorporation by a director, it is obligated to report the matter to the Board, as stipulated in the Operating Rules. Should the Audit Committee fail to perform its duties, it assumes joint and several liability to the Company.

(2)	Does the company provide training necessary to perform the audit?

Training is provided for the auditing bodies Yes

Between the beginning of the disclosure period and the report submission date, training was provided to members of the Audit Committee as outlined below. In 2025, we plan to continue offering training on the establishment and revision of relevant regulations, as well as other related topics.

Date of Training	Trainer	Key Training Topic	Remarks
Apr. 11, 2024	Ernst & Young Han Young	- Roles of the Audit Committee - Internal accounting management system - Recent revisions to ICFR regulations and future trends	For a new member of the Audit Committee (Director Park Sung Wook)
Jun. 27, 2024	Samjong KPMG, Samil PwC, and Ernst & Young Han Young	- Latest trends and effectiveness enhancement measures related to internal accounting management system - Amendments to IFRS 18 - IFRS ESG disclosure standards - Revised guidelines and key elements of Corporate Governance Reports - Roles and responsibilities of Audit Committees for parent and subsidiary audits	-
Apr. 10, 2025	Ernst & Young Han Young	- Roles and responsibilities of the Audit Committee - Latest trends in internal accounting management system	For a new member of the Audit Committee (Director Kim Joon Gi)
Apr. 24, 2025	Relevant POSCO departments	- Overview of overseas steel subsidiaries	-

(3)	Does the company provide external expert advisory support to the Audit Committee? If so, describe the details of that support.

External advisory support is provided Yes

In accordance with the Articles of Incorporation and the Operating Rules of the Audit Committee, the Committee may seek advice from external experts at the Company’s expense when deemed necessary. If the external auditor notifies the Committee of any non-compliance with accounting standards by the Company, the Audit Committee may also engage external specialists, at the Company’s expense, to investigate the matter. Based on the results of the investigation, the Committee may request corrective actions from the Representative Directors.

(4)	Does the company have regulations on the investigation of fraudulent acts of management, and provide necessary information, expenses, etc. to the internal auditing bodies?

Regulations on an investigation procedure has been established Yes

Pursuant to the Operating Rules of the Audit Committee and the Articles of Incorporation, the Audit Committee is authorized to audit the overall work conducted by the Board of Directors, Representative Directors, and other relevant parties across the Company’s business operations. The Company bears all expenses incurred in relation to the Committee’s activities.

In accordance with the Operating Rules of the Audit Committee, the Committee may request that a director cease any action that violates laws, regulations, or the Articles of Incorporation if such action poses a risk of causing irreparable harm to the Company. The Audit Committee is also required to report to the Board of Directors any actions by a director that violate, or are deemed likely to violate, applicable laws, regulations, or the Articles of Incorporation. In addition, if the Committee receives a notification from the external auditor regarding a violation of the Company’s accounting standards, it shall engage an external expert—at the Company’s expense—to investigate the matter. Based on the results of the investigation, the Committee may request that the Company’s Representative Director implement appropriate corrective measures.

(5)	Does the company have procedures for the internal auditing bodies to access information relating to matters that could significantly impact corporate management?

Procedures for the internal auditing bodies to access information are in place Yes

Article 4 of the Audit Committee Operating Regulations stipulates the Committee’s authority to request business reports and to investigate the Company’s operations and assets. This provision serves as the basis for the Audit Committee to request reports from directors and employees, examine the Company’s business activities and assets, and seek expert advice at the Company’s expense. In addition, pursuant to the Operating Regulations of the Audit Committee, the head of the Committee may request the attendance of individuals deemed necessary for the deliberation of agenda items, and those requested shall attend unless exceptional circumstances apply.

C.	Describe the organization that supports the internal auditing bodies, including the following:

(1)	Has the company installed an organization that supports the internal auditing bodies?

A supporting organization is in place Yes

To support the efficient execution of its audit responsibilities, the Audit Committee is assisted by the Corporate Audit Office under the Corporate Ethics Division, which serves as the support unit of the internal auditing bodies . Through this Office, the Audit Committee may access key business documents, review relevant information, and carry out other necessary procedures. As of the end of 2024, the Corporate Audit Office was composed of eight personnel: one head (executive level), one Certified Public Accountant (CPA), and six staff members. Operating independently of management and controlling shareholders, the Office supports the activities of the Audit Committee, conducts audits of consolidated financial statements and other financial and accounting records, evaluates the internal accounting management system, performs audits and provides audit support to domestic and overseas affiliates, and establishes and updates ethical management policies. To safeguard its independence from management, the Corporate Audit Office reports the results of its activities directly to the Audit Committee on a regular basis.

(2)	Does the company ensure the independence of the organization supporting the internal auditing bodies?

The independence of the supporting organization is secured Yes

The Audit Committee secures its independence from management by holding the authority to approve the appointment and dismissal of the head of the Corporate Audit Office under the Corporate Ethics Division. In November 2024, to further strengthen the independence of the support organization of the internal auditing bodies , the recruitment plan for internal audit personnel (general staff level) was reported to the Audit Committee. Furthermore, pursuant to Article 8 of the Internal Audit Guidelines, internal auditors perform their duties from an independent and objective standpoint.

D.

Describe whether the remuneration of Audit Committee members and auditors is commensurate with their statutory responsibilities and is at a level that supports the faithful performance of their duties, including the following:

(1)	Does the company have an independent remuneration policy for Audit Committee members and auditors?

An independent remuneration policy is in place No

The compensation for the Audit Committee, which is composed of outside directors, is determined with full consideration of generally accepted social standards and benchmarking against companies of comparable size and scope of responsibilities.

(2)	Suggest the remuneration ratio between outside directors who are Audit Committee members or the auditor and those who are not.

Remuneration ratio 1.02

While the compensation for Audit Committee members and outside directors who do not serve on the Audit Committee is, in principle, equivalent, minor differences may arise depending on the frequency of their participation in Special Committee meetings.

E.	Based on the above, describe any shortcomings in securing the independence and expertise of the internal auditing bodies. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

(3)	(If an audit committee has not been installed) Describe the reason(s) for not installing it. Does the company have plans to establish one in the future? If so, describe the details.

-

[409200] (Sub-principle 9-2) – Internal auditing bodies, such as the audit committee, auditors etc., shall diligently perform audit-related duties, including convening regular meetings, and transparently disclose their activities.

Briefly describe the company’s compliance with the above sub-principle (96 bytes or less).

The Audit Committee holds regular meetings and discloses its activities to fulfill audit duties.

A.	Describe the activities of the internal auditing bodies, including the regular meetings held by the bodies, etc., including the following:

(1)

Describe the details of regular activities (meetings) of the internal auditing bodies held between the start of the period subject to disclosure to the report submission date, including its audit activities, procedures for appointing external auditors, and evaluation of the operation of the internal accounting management system.

Regular meetings were convened Yes

The Audit Committee convened 11 times in 2024 and four times in 2025 up to the report submission date. During this period, the Committee deliberated on matters including internal audit results on the quarterly consolidated financial statements and assessments of the operational status of the internal accounting management system. It also received reports on external review and audit results on the consolidated financial statements and the operational status of the internal accounting management system, and other relevant issues.

Detailed information is provided in the table below.

Audit Committee Meetings Held (2024)

No.	Date	Attendance	Type	Agenda Item	Resolution
1	Jan. 26, 2024	3/3	Resolution	Operational status assessment of the internal accounting control system in 2023	Approved
			Resolution	Approval of audit and non-audit service contracts for POSCO HOLDINGS and subsidiaries	Approved
			Resolution	Audit Committee activities in 2023	Approved
			Report	Operational status of the internal accounting control system in 2023	Reported
			Report	Amendment of the Internal Accounting Management Regulations	Reported
2	Feb. 16, 2024	3/3	Resolution	Internal audit result for 2023	Approved
			Resolution	Internal audit performance of 2023 and 2024 plan	Approved
			Report	External audit result for 2023	Reported
3	Feb. 21, 2024	3/3	Resolution	Deliberation of the agenda items for the AGM	Approved after amendment
4	Mar. 12, 2024	3/3	Report	Accounting audit results for 2023	Reported
5	Mar. 21, 2024	3/3	Resolution	Appointment of the head of the Audit Committee	Approved
6	Apr. 24, 2024	3/3	Resolution	Consent to the appointment of the person in charge of Internal Audit Department	Approved
			Report	20-F audit results for 2023	Reported
7	May 9, 2024	3/3	Resolution	Internal audit results for Q1 2024 consolidated financial statements	Approved
			Report	External review results for Q1 2024 consolidated financial statements	Reported
8	Aug. 14, 2024	3/3	Resolution	Results of internal audit on the consolidated financial statements for the 2nd quarter of 2024	Approved
			Resolution	Audit activity evaluation results of the independent auditor for the year 2023	Approved
			Resolution	H1 2024 internal audit results and H2 2024 audit plan	Approved
			Report	Results of external audit on consolidated financial statements for the 2nd quarter of 2024	Reported
9	Oct. 29, 2024	3/3	Report	PCAOB Inspection	Reported
10	Nov. 13, 2024	3/3	Resolution	Results of internal audit on the consolidated financial statements for the 3rd quarter of 2024	Approved
			Report	Results of external audit on consolidated financial statements for the 3rd quarter of 2024	Reported
11	Dec. 18, 2024	3/3	Resolution	Approval of audit service contracts for POSCO HOLDINGS and subsidiaries	Approved

Audit Committee Meetings Held (up to the report submission date, 2025)

No.	Date	Attendance	Agenda Type	Agenda Item	Approval Status
1	Jan. 24, 2025	3/3	Resolution	Consent to the appointment of the person in charge of Internal Audit Department	Approved
			Resolution	Approval of audit and non-audit service contract for POSCO Holdings and subsidiaries	Approved
			Resolution	Amendment of Internal Accounting Management Regulations	Approved
			Resolution	Operational status assessment of the internal accounting control system in 2024	Approved
			Resolution	Audit Committee activities in 2024	Approved
			Report	Operational status of the internal accounting control system in 2024	Reported
2	Feb. 26, 2025	3/3	Resolution	Internal audit result for 2024	Approved
			Resolution	Internal audit performance of 2024 and 2025 plan	Approved
			Resolution	Deliberation of the agenda items for the AGM	Approved
			Report	External audit result for 2024	Reported
3	Mar. 20, 2025	3/3	Resolution	Appointment of the Head of the Audit Committee	Approved
4	Apr. 24, 2025	3/3	Resolution	Internal audit results for Q1 2025 consolidated financial statements	Approved
			Resolution	Approval of non-audit service for POSCO India PC	Approved
			Report	20-F audit results for 2024 and External review results for Q1 2025 consolidated financial statements	Reported

(2)

Does the company have internal regulations regarding the creation and preservation of audit meeting minutes and audit records, and procedures for reporting to the AGM? If so, describe them with the details.

The regulations are in place Yes

We prepare and maintain meeting minutes and audit records in accordance with the Operating Rules of the Audit Committee. These records are sealed or signed by the members of the Committee and retained for a period of 10 years. In accordance with the Articles of Incorporation and the Operating Rules, the Committee receives the balance sheet, income statement, consolidated financial statements, and business report from the Representative Director, prepares an audit report at least one week prior to the regular AGM, and submits it to the Representative Director. The Committee also reviews the agenda items and documents submitted by the directors to the AGM and provides its opinion on whether any items violate laws or the Articles of Incorporation, or are materially unreasonable.

(3)

(If the Audit Committee is installed) Describe the details of the Audit Committee meetings convened between the start of the period subject to disclosure to the report submission date and the attendance of individual directors to those meetings.

Further details on the Audit Committee meetings held from the beginning of the disclosure period through the report submission date are provided in the tables above under Section (1). The attendance record of each director is as follows.

Table 9-2-1: Attendance Rate of Individual Directors to Audit Committee Meetings for the Last Three Years

Name	Type	Attendance Rate (%)
		3-Year Average	Last 3 Years
			Current Year	Previous Year	Year Before Last
Kim, Sung Jin	Outside	100		100	100
Sohn, Sung Kyu	Outside	100	100	100	100
Yoo, Jin Nyoung	Outside	100	100	100	100
Park, Sung Wook	Outside	100	100

B.	Based on the above, describe any shortcomings in the internal auditing bodies’ performance of their duties related to audit. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[410000] (Core Principle 10) In order to make certain that the shareholders and other users have confidence in the corporate financial information, an external auditor must perform his/her auditing tasks fairly and independently from the corporation audited, including its management and controlling shareholders.

[410100] (Sub-principle 10-1) - Internal auditing bodies shall establish and operate a policy to ensure the independence and expertise of the external auditor during the appointment process.

Briefly describe the company’s compliance with the above sub-principle (95 bytes or less).

The Audit Committee has evaluation criteria in place to appropriately select external auditors.

A.	Describe the company’s policy on the appointment and operation of the external auditor, including the following:

(1)	Does the company have any policies to ensure the independence and expertise of the external auditor? And, is there any situations that might compromise the external auditor’s independence?

The policies are in place Yes

There were situations that might compromise the auditor’s independence No

The Securities and Futures Commission (SFC) designated EY Han Young as the external auditor of POSCO HOLDINGS for the 57th to 59th fiscal years (2024–2026), pursuant to Articles 11(1) and 11(2) of the Act on External Audits of Stock Companies, Article 17 of its Enforcement Decree, and Articles 10 and 15(1) of the Regulations on External Audits and Accounting.

The Audit Committee received a report on the designation process and schedule on November 6, 2023, and subsequently reviewed matters related to audit fees, timelines, and personnel on December 19, 2023, before approving the appointment of Ernst & Young Han Young as the Company’s new external auditor.

To ensure the auditor’s independence, all non-audit services provided by Ernst & Young Han Young are subject to prior approval by the Audit Committee (1st meeting of 2024) before any service agreements are executed. In addition, the Company does not enter into success-based fee arrangements related to financial statements or audits and fully complies with all applicable legal requirements concerning auditor qualifications and independence.

(2)	Has the company been convening meetings regarding the appointment of the external auditor? If so, describe and the discussion points from each meeting.

The SFC designated Ernst & Young Han Young as the external auditor of POSCO HOLDINGS for the 2024–2026 period (the 57th to 59th fiscal years). On December 19, 2023, the Audit Committee convened an in-person meeting to review and approve the terms of the audit contract, taking into consideration the scope of audit work, audit timelines, personnel assignments, and the auditor’s independence.

(3)	Does the company conduct an evaluation after the completion of the external audit to confirm whether the external auditor faithfully executed the audit plan? If so, describe the details.

The Audit Committee conducts annual evaluations to determine whether the external auditor has faithfully executed the audit plan. The assessment includes a review of the auditor’s independence and objectivity, the quality of audit services, and the adequacy of audit resources, including fees, time allocation, and staffing. The Committee evaluated the external auditor’s performance for FY2023 at its 8th meeting in 2024. The evaluation of the auditor’s performance for FY2024 is scheduled to take place at the Committee’s 5th meeting in 2025.

(4)	If the company receives consulting or non-audit services from the external auditor and its affiliated companies, describe the reason(s) for selecting the service provider and details of the paid cost.

To safeguard auditor independence, POSCO HOLDINGS conducts prior reviews to ensure that non-audit services provided by the external auditor or its affiliates do not impair the auditor’s objectivity or independence. Additional confirmation procedures are also carried out by the auditor. Only non-audit services that are not prohibited under the Certified Public Accountant Act or other applicable laws—and that do not compromise auditor independence—are permitted. During the reporting period, we engaged the external auditor for the following non-audit services: tax advisory services (KRW 70 million) and comprehensive income tax filing services for personnel at overseas subsidiaries (KRW 22 million).

B.	Based on the above, describe any shortcomings in the policies to secure the independence and expertise of the external auditor. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[410200] (Sub-principle 10-2) – Internal auditing bodies shall communicate regularly with the external auditor at all stages of the audit, including reporting the audit results.

Briefly describe the company’s compliance with the above sub-principle (97 bytes or less).

The external auditor reviews and reports on financial statements quarterly and at the half-year.

A.	Describe the communication conducted between the internal auditing bodies and the external auditor, in the following:

(1)	Do the internal auditing bodies and the external auditor hold a meeting without management in attendance at least once a quarter to have a discussion on key audit-related matters?

Implemented Yes

The external auditor reports the results of quarterly and semi-annual financial statement reviews, the annual audit, and other relevant matters to the Audit Committee at least once each quarter, in a session where management is not present.

Table 10-2-1: Details of Communication with External Auditor

	Date	Quarter	Content
1st	Feb. 16, 2024	Q1	- Progress of 2023 audit
2nd	Mar. 12, 2024	Q1	- Results of 2023 audit process implementation
3rd	Apr. 24, 2024	Q2	- Results of 2023 Form 20-F audit
4th	May 9, 2024	Q2	- Results of Q1 2024 consolidated financial statements review
5th	Aug. 14, 2024	Q3	- Results of Q2 2024 consolidated financial statements review - FY2024 audit plan including selection of key audit matters and materiality
6th	Oct. 29, 2024	Q4	- PCAOB and key domestic audit review findings
7th	Nov. 13, 2024	Q4	- Results of Q3 2024 consolidated financial statements review - Status of internal accounting management system audit

(2)	Describe the main agendas discussed with the external auditors and procedures to reflect them in their internal audit duties, and the details.

The external auditor consults with the Audit Committee on the annual audit plan, material matters related to the Company’s financial statements and overall operations in connection with the external audit, as well as issues concerning the internal accounting management system. Where appropriate, the outcomes of these consultations are reflected in internal audit activities through the support organization of the internal auditing bodies .

(3)

Describe the process where the external auditor notifies the internal auditing bodies of any material findings discovered during the audit. What’s the role and responsibilities of the internal auditing bodies in this regard?

In accordance with the Operating Rules of the Audit Committee, the external auditor may propose agenda items to the Committee in cases involving director misconduct in the performance of duties, material violations of applicable laws or the Articles of Incorporation, or non-compliance with accounting standards by the Company.

Furthermore, the Audit Committee is obligated to report to the Board of Directors if any director has engaged in, or is likely to engage in, actions that contravene relevant laws or the Articles of Incorporation. Upon receiving notification from the external auditor regarding non-compliance with accounting standards, the Audit Committee may appoint external experts at the Company’s expense to investigate the matter and may request the CEO to implement corrective measures based on the investigation’s findings.

(4)	When did the company provide its financial statements to the external auditor?

Financial statements were provided at least six weeks prior to the AGM Yes

Consolidated financial statements were provided at least four weeks prior to the AGM Yes

The unaudited financial statements for 2024 were submitted to the external auditor (Ernst & Young Han Young) six weeks prior to the regular AGM, and the unaudited consolidated financial statements were submitted four weeks prior to the meeting.

Likewise, the unaudited financial statements for 2023 were submitted to the external auditor (Samjong KPMG) six weeks prior to the regular AGM, and the unaudited consolidated financial statements were submitted four weeks prior to the meeting.

Table 10-2-2: Financial Statements Provided to the External Auditor

	Date of AGM	Date of the provision of financial statements	Date of the provision of consolidated financial statements	Recipient
2023 1st Financial Statements	Mar. 21, 2024	Jan. 17, 2024	Jan. 23, 2024	Samjong KPMG
2023 2nd Financial Statements	Mar. 21, 2024	Jan. 23, 2024	Jan. 29, 2024	Samjong KPMG
2023 3rd Financial Statements	Mar. 21, 2024	Jan. 30, 2024	Jan. 30, 2024	Samjong KPMG
2023 4th Financial Statements	Mar. 21, 2024		Jan. 31, 2024	Samjong KPMG
2024 1st Financial Statements	Mar. 20, 2025	Jan. 24, 2025	Feb. 3, 2025	Ernst & Young Han Young

B.	Based on the above, describe any shortcomings in the communication between the internal auditing bodies and the external auditors. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[500000] 5. Additional Items

A.	Describe the company’s Corporate Value-up Plan, including the following:

(1)	Has the company disclosed its Corporate Value-up Plan between the start of the period subject to disclosure to the report submission date?

Voluntary disclosed Yes

On December 23, 2024, POSCO HOLDINGS voluntarily disclosed its Corporate Value-Up Plan, as summarized below.

1. Title	2024 POSCO HOLDINGS Corporate Value-Up Plan
2. Key Contents

1. Company Overview

2. Corporate Value-Up Plan

•  Analysis of Current Status

•  Target Setting

-   Revenue Growth Rate: 6–8% CAGR by 2027

-   ROIC: Reach 6–9% by 2027

-   Shareholder Returns: Provide a mix of cash dividends and share cancellations

•  Action Plan

① Revenue Growth

- Steel: Expand into future growth markets and strengthen core competitiveness

- Battery Materials: Secure high-quality resources preemptively and innovate product and process technologies

- Infrastructure & New Businesses: Advance group-level businesses and expand into future materials

② ROIC

- Restructure the business portfolio around steel, battery materials, and new growth areas

- Continue to restructure non-strategic, low-return businesses and underutilized assets

③ Shareholder Returns

- Gradually cancel 6% of treasury shares over three years (2024–2026)

- Immediately cancel newly acquired treasury shares unless allocated to employee stock programs

- Maintain base dividends (KRW 10,000 per year) funded by 50–60% of annual standalone free cash flow, with additional returns using residual funds

3. Governance

• Enhance the appointment process for the Chair and outside directors; strengthen Board-led management

• Establish a group-wide ESG risk response system at the POSCO HOLDINGS Board level

4. Investor Communication Plan

3. Date of Resolution	Dec. 23, 2024
4. Related Materials	Date of Publication	Dec. 23, 2024
	Website	http://www.posco-inc.com/
5. Other Important Matters for Investment Judgment

-For further details, please refer to the attached document titled “2024 POSCO HOLDINGS Corporate Value-Up Plan.”

-This disclosure contains forward-looking statements and planned initiatives. Please note that actual results may differ due to changes in market conditions or the business environment.

Related Disclosure

Note: This disclosure may contain forward-looking statements and future plans that are subject to change due to various internal and external factors. Accordingly, actual results may differ materially from those anticipated or expressed in this document.

(2)	Describe the disclosure status of the company’s Corporate Value-up Plans submitted during the past three years. Has the Board been involved in the process of establishing and disclosing those plans?

On December 23, 2024, we submitted a disclosure titled “POSCO HOLDINGS Corporate Value-Up Plan.”

The plan outlines our strategy to enhance corporate value through growth investments over the next three years, targeting a revenue CAGR of 6-8% and a ROIC of 6-9%. These goals will be achieved through efficient capital allocation, a consistent shareholder return policy, and governance innovation.

To achieve the Group’s revenue growth target of 6-8%, the steel business will increase investments in high-growth, high-margin markets while strengthening product competitiveness. In the battery materials business, we will reinforce our competitiveness by securing high-quality resources in advance and driving innovation in products and process technologies. In addition, we will lay the foundation for sustainable growth by identifying and promoting new businesses aligned with group-level strategic priorities and value creation.

To improve ROIC across the Group, low-ROIC assets and businesses will be restructured, and investments will be concentrated in high-ROIC growth areas. The business portfolio will be reorganized around the “2 Core + New Engine” strategy, focusing on steel and battery materials as the two core businesses while pursuing promising new growth engines. ROIC will be applied not only in business restructuring but also as a key metric for managing the profitability and capital efficiency of each business unit across the Group.

We will pursue a balanced approach to shareholder returns by enhancing shareholder value through corporate growth, while also returning profits to shareholders through treasury share cancellations and base dividends. In line with the share cancellation plan announced in July 2024, we will cancel a total of 6% of treasury shares over three years (2024–2026). For cash dividends, we will maintain a base dividend of KRW 10,000 per share annually, funded by 50–60% of standalone free cash flow, with residual funds used for additional shareholder returns. Under this policy, at least KRW 2.3 trillion will be returned to shareholders over the three-year period.

As part of these measures, 2% of existing treasury shares were cancelled between 2024 and 2025, totaling 4% to date. In addition, in July 2024, we repurchased and immediately cancelled treasury shares worth KRW 100 billion.

The plan also includes commitments to strengthen our advanced governance system led by independent outside directors. Enhancements will be made to the appointment process for the Chair and outside directors, and we will take the lead in managing group-wide ESG risks by reinforcing its ESG governance framework.

To ensure Board-level engagement and credibility of the plan, we presented the “POSCO HOLDINGS Corporate Value-Up Plan” at the 10th Board Meeting of 2024, held in December.

Table 11-1: Disclosure Status of Corporate Value-up Plan and Board’s Involvement

	Date of disclosure	Involvement of the Board	Date of relevant board meetings	Key discussion points
2024	Dec. 23, 2024	O	Dec. 13, 2024	Disclosure of POSCO HOLDINGS Corporate Value-Up Plan

(3)

Has the company communicated with shareholders and market participants utilizing its Corporate Value-up Plans between the start of the period subject to disclosure to the report submission date? If so, describe the details.

Communications have taken place Yes

On December 23, 2024, we communicated the Corporate Value-Up Plan to shareholders and market participants through a KRX disclosure and a posting on the Company’s website. In addition, members of senior management have directly engaged with both domestic and international institutional investors to explain our shareholder return policy and related initiatives.

As of the report submission date, a summary of our communications related to the Corporate Value-Up Plan is as follows:

Table 11-2: Status of the Communication Done Based on Corporate Value-up Plans

	Date of communication	Communication counterparts	Communication channel	Involvement of executives	Key communication points
1st	Feb. 10, 2025	Overseas institutional investors	NHIS Conference	O	Shareholder return policy
2nd	May 20, 2025	Overseas institutional investors	BofA Conference	O	Shareholder return policy
3rd	May 22, 2025	Korean institutional investors	NH C-Forum	O	Shareholder return policy

B.	Describe any important governance policies that the company has established, excluding the Core (Sub-) Principles mentioned above.

POSCO HOLDINGS strictly prohibits child labor and forced labor at all domestic and international business sites. The Company respects international human rights standards, including the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights (UNGPs). We also support globally recognized sustainability frameworks such as the UN Sustainable Development Goals (SDGs), the UN Global Compact, the OECD Guidelines for Multinational Enterprises, and ISO 26000. In February 2025, POSCO Group reaffirmed its commitment to global human rights standards by issuing the Group Human Rights Management Declaration, jointly signed by the CEO and the heads of major operating companies.

Since transitioning to a holding company structure, POSCO HOLDINGS has strengthened its group-level ESG governance by launching the Group ESG Council and the ESG Session. The Group ESG Council—chaired by the CEO and convened semiannually—is a top-level management body composed of the CEOs of major operating companies, the Head of Safety and Environment at POSCO, and key executives of POSCO HOLDINGS. The Council oversees core ESG issues and performance across the POSCO Group and reports key findings to the ESG Committee and the Board of Directors. Additionally, the ESG Session, which all Board members attend annually, serves as a platform to discuss group-level ESG issues. The ESG Committee—comprising three outside directors and one inside director—meets on an ad hoc basis to deliberate group-wide ESG strategies and major policies. It also monitors ESG-related matters across key domestic and international operations, providing guidance and oversight to support executive decision-making.

As part of our double materiality assessment process, POSCO HOLDINGS has organized stakeholder roundtables since 2022 to identify key ESG issues. In April 2025, POSCO HOLDINGS executives gathered direct feedback from a broad range of stakeholders, including investors, customers, business partners, and external ESG experts. The finalized list of material ESG issues, along with relevant policies and strategies, will be disclosed in the 2025 POSCO HOLDINGS Sustainability Report, scheduled for publication in June 2025. Since 2004, POSCO HOLDINGS has published its Sustainability Report annually on its official website. Each report undergoes third-party assurance by an independent accounting firm to ensure objectivity and credibility.

C.

Attach the most recent version of the company’s articles of incorporation. Additionally, if there are any explicit policies that can be disclosed to support the answers provided in this report, include them as well.

Attachments

1.	Articles of Incorporation
2.	Corporate Governance Charter
3.	Operating Rules of the Board of Directors
4.	Code of Ethics for Outside Directors
5.	Code of Ethics
6.	Operating Rules of the Audit Committee
7.	Compliance Control Standards
8.	Internal Accounting Management Regulations
9.	Disclosure Information Management Guidelines